Exhibit 99.1

Sasol Limited group

Statement of financial position

at 30 June

			2013	2012 (1)
		2014	Restated (2)	Restated (2)
	Note	Rm	Rm	Rm

ASSETS

Property, plant and equipment	2	111 449	100 989	85 214
Assets under construction	3	51 320	39 865	33 112
Goodwill	4	644	574	539
Other intangible assets	5	1 882	1 418	943
Investments in securities	6	876	783	711
Investments in equity accounted joint ventures	7	8 280	8 636	9 588
Investments in associates	8	1 877	2 688	2 571
Post-retirement benefit assets	9	487	407	313
Long-term receivables and prepaid expenses	10	2 922	2 174	1 714
Long-term financial assets	11	13	251	194
Deferred tax assets	23	3 143	2 318	1 514
Non-current assets		182 893	160 103	136 413

Assets in disposal groups held for sale	12	1 419	2 274	18
Inventories	13	26 758	22 619	18 920
Tax receivable	28	550	180	322
Trade receivables	14	25 223	25 569	22 599
Other receivables and prepaid expenses	15	4 601	2 591	2 722
Short-term financial assets	16	420	1 526	426
Cash restricted for use	17	1 245	6 056	3 625
Cash	17	37 155	25 247	12 538
Current assets		97 371	86 062	61 170

Total assets		280 264	246 165	197 583

EQUITY AND LIABILITIES

Shareholders’ equity		170 977	149 583	125 196
Non-controlling interests		3 792	3 310	2 746
Total equity		174 769	152 893	127 942

Long-term debt	18	23 419	21 340	11 589
Long-term financial liabilities	19	17	20	32
Long-term provisions	20	15 232	12 228	10 284
Post-retirement benefit obligations	21	9 294	8 813	6 810
Long-term deferred income	22	293	305	323
Deferred tax liabilities	23	18 246	15 572	13 180
Non-current liabilities		66 501	58 278	42 218

Liabilities in disposal groups held for sale	12	57	—	—
Short-term debt	24	2 637	1 565	1 217
Short-term financial liabilities	25	446	189	128
Short-term provisions	26	6 644	4 249	3 341
Short-term deferred income	27	101	1 167	730
Tax payable	28	1 097	1 402	494
Trade payables and accrued expenses	29	22 327	20 962	17 223
Other payables	30	5 306	4 712	4 124
Bank overdraft	17	379	748	166
Current liabilities		38 994	34 994	27 423

Total equity and liabilities		280 264	246 165	197 583

(1) Opening statement of financial position as at 1 July 2012.

(2) Restated to reflect the adoption of the consolidation suite of accounting standards (refer note 1).

Notes 1 to 65 are an integral part of these Consolidated Financial Statements.

Sasol Limited group

Income statement

for the year ended 30 June

			2013	2012
		2014	Restated (1)	Restated (1)
	Note	Rm	Rm	Rm

Turnover	31	202 683	169 891	159 114
Materials, energy and consumables used	32	(89 224)	(76 617)	(78 711)
Selling and distribution costs		(5 762)	(5 102)	(4 186)
Maintenance expenditure		(8 290)	(7 243)	(7 147)
Employee related expenditure	33	(28 569)	(22 477)	(18 608)
Exploration expenditure and feasibility costs		(604)	(1 369)	(1 043)
Depreciation and amortisation		(13 516)	(11 121)	(8 842)
Other expenses, net		(7 415)	(4 234)	(7 051)
Translation gains	34	798	2 892	739
Other operating expenses	35	(12 522)	(8 889)	(9 191)
Other operating income	36	4 309	1 763	1 401

Operating profit before remeasurement items		49 303	41 728	33 526

Remeasurement items	38	(7 629)	(2 949)	(1 777)

Operating profit after remeasurement items		41 674	38 779	31 749

Share of profits of equity accounted joint ventures, net of tax	39	3 810	1 562	4 545
Share of profits		3 823	5 021	4 565
Remeasurement items		(13)	(3 459)	(20)
Share of profits of associates, net of tax	40	334	504	416

Profit from operations, joint ventures and associates		45 818	40 845	36 710

Net finance costs		(705)	(1 139)	(1 007)
Finance income	41	1 220	669	811
Finance costs	42	(1 925)	(1 808)	(1 818)
Profit before tax		45 113	39 706	35 703
Taxation	43	(14 696)	(12 595)	(11 501)
Profit for year		30 417	27 111	24 202
Attributable to
Owners of Sasol Limited		29 580	26 274	23 580
Non-controlling interests in subsidiaries		837	837	622
		30 417	27 111	24 202

		Rand	Rand	Rand
Per share information
Basic earnings per share	44	48,57	43,38	39,09
Diluted earnings per share	44	48,27	43,30	38,90

(1) Restated to reflect the adoption of the consolidation suite of accounting standards (refer note 1).

Notes 1 to 65 are an integral part of these Consolidated Financial Statements.

Sasol Limited group

Statement of comprehensive income

for the year ended 30 June

			2013	2012
		2014	Restated (1)	Restated (1)
	Note	Rm	Rm	Rm

Profit for year		30 417	27 111	24 202

Other comprehensive income, net of tax
Items that can be subsequently reclassified to the income statement		4 460	8 153	4 101
Effect of translation of foreign operations	45	4 477	8 114	4 063
Effect of cash flow hedges	45	(66)	78	41
Fair value of investments available-for-sale	45	34	(17)	(3)
Tax on items that can be subsequently reclassified to the income statement	45	15	(22)	—

Items that cannot be subsequently reclassified to the income statement		(22)	(338)	(821)
Remeasurements on post-retirement benefit obligations	45	(80)	(497)	(1 195)
Tax on items that cannot be subsequently reclassified to the income statement	45	58	159	374

Total comprehensive income for the year		34 855	34 926	27 482

Attributable to
Owners of Sasol Limited		34 002	34 073	26 850
Non-controlling interests in subsidiaries		853	853	632
		34 855	34 926	27 482

(1) Restated to reflect the adoption of the consolidation suite of accounting standards (refer note 1).

Notes 1 to 65 are an integral part of these Consolidated Financial Statements.

Sasol Limited group

Statement of changes in equity

for the year ended 30 June

	Share capital	Share-based payment reserve	Foreign currency translation reserve	Investment fair value	Cash flow hedge accounting	Sasol Inzalo share transaction	Remeasurements on post- retirement benefit	Share repurchase programme	Retained	Shareholders’	Non- controlling
	Note 46	Note 47	Note 48	reserve	reserve	Note 47	obligations	Note 49	earnings	equity	interests	Total equity
	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm
Balance at 30 June 2011 (restated (1))	27 659	8 024	(1 914)	5	(39)	(22 054)	(433)	(2 641)	98 529	107 136	2 346	109 482
Shares issued on implementation of share options	325	—	—	—	—	—	—	—	—	325	—	325
Share-based payment expense	—	485	—	—	—	—	—	—	—	485	—	485
Transactions with non-controlling shareholders in subsidiaries	—	—	—	—	—	—	—	—	—	—	98	98
Total comprehensive income for the year	—	—	4 051	10	26	—	(817)	—	23 580	26 850	632	27 482
Profit	—	—	—	—	—	—	—	—	23 580	23 580	622	24 202
Other comprehensive income for year	—	—	4 051	10	26	—	(817)	—	—	3 270	10	3 280
Dividends paid	—	—	—	—	—	—	—	—	(9 600)	(9 600)	(330)	(9 930)
Balance at 30 June 2012 (restated (1))	27 984	8 509	2 137	15	(13)	(22 054)	(1 250)	(2 641)	112 509	125 196	2 746	127 942
Shares issued on implementation of share options	727	—	—	—	—	—	—	—	—	727	—	727
Share-based payment expense	—	374	—	—	—	—	—	—	—	374	—	374
Transactions with non-controlling shareholders in subsidiaries	—	—	—	—	—	—	—	—	—	—	8	8
Total comprehensive income for the year	—	—	8 098	(18)	54	—	(335)	—	26 274	34 073	853	34 926
Profit	—	—	—	—	—	—	—	—	26 274	26 274	837	27 111
Other comprehensive income for year	—	—	8 098	(18)	54	—	(335)	—	—	7 799	16	7 815
Dividends paid	—	—	—	—	—	—		—	(10 787)	(10 787)	(297)	(11 084)
Balance at 30 June 2013 (restated (1))	28 711	8 883	10 235	(3)	41	(22 054)	(1 585)	(2 641)	127 996	149 583	3 310	152 893
Shares issued on implementation of share options	373	—	—	—	—	—	—	—	—	373	—	373
Share-based payment expense	—	267	—	—	—	—	—	—	—	267	—	267
Transactions with non-controlling shareholders in subsidiaries	—	—	—	—	—	—	—	—	—	—	1	1
Curtailment of post-retirement benefit obligations	—	—	—	—	—	—	202	—	(202)	—	—	—
Total comprehensive income for the year	—	—	4 469	31	(48)	—	(30)	—	29 580	34 002	853	34 855
Profit	—	—	—	—	—	—	—	—	29 580	29 580	837	30 417
Other comprehensive income for year	—	—	4 469	31	(48)	—	(30)	—	—	4 422	16	4 438
Dividends paid	—	—	—	—	—	—	—	—	(13 248)	(13 248)	(372)	(13 620)
Balance at 30 June 2014	29 084	9 150	14 704	28	(7)	(22 054)	(1 413)	(2 641)	144 126	170 977	3 792	174 769

(1) Restated to reflect the adoption of the consolidation suite of accounting standards (refer note 1).

Notes 1 to 65 are an integral part of these Consolidated Financial Statements.

Sasol Limited group

Statement of cash flows

for the year ended 30 June

			2013	2012
		2014	Restated (1)	Restated (1)
	Note	Rm	Rm	Rm
Cash receipts from customers		203 549	169 059	157 912
Cash paid to suppliers and employees		(138 100)	(117 153)	(117 051)
Cash generated by operating activities	50	65 449	51 906	40 861
Finance income received	53	5 920	6 063	6 574
Finance costs paid	42	(499)	(523)	(482)
Tax paid	28	(13 647)	(10 367)	(10 612)
Cash available from operating activities		57 223	47 079	36 341
Dividends paid	54	(13 248)	(10 787)	(9 600)
Cash retained from operating activities		43 975	36 292	26 741

Additions to non-current assets		(38 779)	(30 414)	(28 539)
Additions to property, plant and equipment	2	(4 327)	(3 044)	(2 569)
Additions to assets under construction	3	(34 371)	(27 293)	(25 922)
Additions to other intangible assets	5	(81)	(77)	(48)

Non-current assets sold	55	185	525	255
Acquisition of interests in joint ventures	56	—	(730)	(24)
Cash acquired on acquisition of joint ventures	56	—	9	—
Additional investment in joint ventures		(632)	(415)	(400)
Acquisition of interests in associates	56	(519)	—	—
Cash acquired on acquisition of associates	56	527	—	—
New or additional investments in associates		—	(200)	(81)
Reimbursement of capital in associate		616	661	—
Disposal of businesses	57	1 353	167	713
Net cash disposed of on disposal of businesses	57	—	17	—
Purchase of investments		(281)	(317)	(39)
Proceeds from sale of investments		237	278	1
(Increase) / decrease in long-term receivables		(520)	(414)	1 591
Cash used in investing activities		(37 813)	(30 833)	(26 523)

Share capital issued on implementation of share options		373	727	325
Contributions from non-controlling shareholders in subsidiaries		3	37	11
Dividends paid to non-controlling shareholders in subsidiaries		(372)	(297)	(330)
Proceeds from long-term debt	18	3 263	9 597	303
Repayments of long-term debt	18	(2 207)	(1 763)	(1 491)
Proceeds from short-term debt	24	2 346	2 049	41
Repayments of short-term debt	24	(2 497)	(1 834)	(80)
Cash generated by / (used in) financing activities		909	8 516	(1 221)

Translation effects on cash and cash equivalents of foreign operations	48	455	583	576

Increase /(decrease) in cash and cash equivalents		7 526	14 558	(427)
Cash and cash equivalents at beginning of year		30 555	15 997	16 424
Reclassification to held for sale		(60)	—	—
Cash and cash equivalents at end of year	17	38 021	30 555	15 997

(1) Restated to reflect the adoption of the consolidation suite of accounting standards (refer note 1).

Notes 1 to 65 are an integral part of these Consolidated Financial Statements.

Accounting policies and financial reporting terms

Sasol Limited is the holding company of the Sasol group (the group) and is domiciled in the Republic of South Africa. The following principal accounting policies were applied by the group for the financial year ended 30 June 2014. Except as otherwise disclosed, these policies are consistent in all material respects with those applied in previous years.

Financial reporting terms

These definitions of financial reporting terms are provided to ensure clarity of meaning as certain terms may not always have the same meaning or interpretation in all countries.

Group structures

Associate	An entity, other than a subsidiary, joint venture or joint operation, in which the group has significant influence, but no control or joint control, over financial and operating policies.

Business unit

An operation engaged in providing similar goods or services that are different to those provided by other operations.

The primary business units are:

South African energy cluster

• Sasol Mining

• Sasol Gas

• Sasol Synfuels

• Sasol Oil

• Other

International energy cluster

• Sasol Synfuels International

• Sasol Petroleum International

Chemical cluster

• Sasol Polymers

• Sasol Solvents

• Sasol Olefins & Surfactants

• Other chemical businesses including:

• Sasol Wax

• Sasol Nitro

• Merisol

• Sasol Infrachem

Classified as ‘other businesses’ in the segment report:

• Sasol Technology

• Sasol Financing

• Corporate head office functions

• Alternative energy businesses

In the notes to the financial statements, where items classified as “other businesses” or “other chemical businesses” are material, the amounts attributable to these businesses have been specified.

Company	A legal business entity registered in terms of the applicable legislation of that country.

Entity	Sasol Limited, a subsidiary, joint venture, joint operation, associate or structured entity.

Foreign operation	An entity whose activities are based or conducted in a country or currency other than those of the reporting entity (Sasol Limited).

Group	The group comprises Sasol Limited, its subsidiaries and its interests in consolidated structured entities.

Joint arrangement	An economic activity over which the group exercises joint control established under a contractual arrangement.

Joint control	The contractually agreed sharing of control which exists when decisions about the relevant activities require unanimous consent of the parties sharing control.

Joint venture	A joint arrangement in which the parties have joint control with rights to the net assets of the arrangement.

Joint operation	A joint arrangement in which parties have joint control with rights to the assets and obligations for the liabilities pertaining to the arrangement.

Structured entity

An entity designed so that voting rights are not the dominant factor in determining control of the entity. The key decisions affecting the returns of the entity are directed by means of contractual arrangements.

Subsidiary	Any entity over which the group exercises control.

General accounting terms

Acquisition date	The date on which control in subsidiaries, consolidated structured entities, joint control in joint arrangements and significant influence in associates commences.

Assets under construction

A non-current asset which includes expenditure capitalised for work in progress in respect of activities to develop, expand or enhance items of property, plant and equipment, intangible assets and exploration assets.

Business

An integrated set of activities and assets capable of being conducted and managed for the purpose of providing a return in the form of dividends, lower costs or other economic benefits directly to investors or other owners, members or participants.

Cash generating unit	The smallest identifiable group of assets which can generate cash inflows independently from other assets or groups of assets.

Commissioning date	The date that an item of property, plant and equipment, whether acquired or constructed, is brought into use.

Consolidated group financial statements

The financial results of the group which comprise the financial results of Sasol Limited, its subsidiaries, consolidated structured entities, as well as its share of the assets, liabilities, income and expenses of joint operations and interests in the financial results of joint ventures and associates.

Control

Control is obtained when an investor is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. When assessing the ability to control an entity, the existence of substantive potential voting rights are taken into account.

Corporate assets	Assets, other than goodwill, that contribute to the future cash flows of both the cash generating unit under review as well as other cash generating units.

Discontinued operation	A component that represents a separate major line of business or geographical area of business that, pursuant to a single plan, has either been disposed of or is classified as held for sale.

Discount rate

The rate used in determining discounted cash flows. When estimating provisions, this is the pre-tax interest rate that reflects the current market assessment of the time value of money. To the extent that, in determining the cash flows, the risks specific to the asset or liability are taken into account in determining those cash flows, they are not included in determining the discount rate.

Disposal date	The date on which control in subsidiaries, consolidated structured entities, joint control in joint arrangements and significant influence in associates ceases.

Exploration assets	Capitalised expenditure relating to the exploration for and evaluation of mineral resources (coal, oil and gas).

Fair value	The price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Financial results	Comprise the financial position (assets, liabilities and equity), results of operations (income and expenses) and cash flows of an entity and of the group.

Functional currency	The currency of the primary economic environment in which an entity operates.

Long-term	A period longer than 12 months from the reporting date.

Market participants	Buyers and sellers in a principal market (or most advantageous market) who are independent, knowledgeable, willing and able to exchange an asset or settle a liability in an arm’s length transaction.

Mineral assets	Capitalised expenditure relating to producing coal, oil and gas properties, including development costs and previously capitalised exploration assets.

Other comprehensive income

Comprises items of income and expense (including reclassification adjustments) that are not recognised in the income statement and includes the effect of translation of foreign operations, cash flow hedges, re-measurements of defined benefit plans and available-for-sale financial assets, including the tax effect thereof.

Power	Existing rights that provide the entity with the current ability to direct relevant activities.

Presentation currency	The currency in which financial results of an entity are presented.

Qualifying asset	An asset that necessarily takes a substantial period (normally in excess of 12 months) of time to get ready for its intended use.

Recoverable amount

The amount that reflects the greater of the fair value less costs of disposal and value in use that can be attributed to an asset as a result of its ongoing use by the entity. Value in use is estimated using a discounted cash flow model. The future cash flows are adjusted for risks specific to the asset and are discounted using a discount rate. This discount rate is derived from the group’s weighted average cost of capital and is adjusted where applicable to take into account any specific risks relating to the country where the asset or cash-generating unit is located. The rate applied in each country is reassessed each year. The recoverable amount may be adjusted to take into account recent market transactions for a similar asset.

Related party

Parties are considered to be related if one party directly or indirectly has the ability to control or jointly control the other party or exercise significant influence over the other party or is a member of the key management of the reporting entity (Sasol Limited).

Relevant activities	Activities of an investee that significantly affect its returns.

Revenue	Comprises turnover, dividends received and interest received.

Share-based payment

A transaction in which an entity issues equity instruments, share options or incurs a liability to pay cash based on the price of the entity’s equity instruments to another party as compensation for goods received or services rendered.

Significant influence

The ability, directly or indirectly, to participate in, but not exercise control or joint control over, the financial and operating policy decisions of an entity so as to obtain economic benefit from its activities.

Turnover	Comprises revenue generated by operating activities and includes sales of products, services rendered, licence fees and royalties, net of indirect taxes, rebates and trade discounts.

Remeasurement items

Comprises items of income and expense recognised in the income statement that are less closely aligned to the operating or trading activities of the reporting entity and includes, inter alia, the impairment of non-current assets, profit or loss on disposal of non-current assets including businesses and investments in equity accounted joint ventures, and scrapping of assets.

Financial instrument terms

Available-for-sale financial asset

A financial asset that has been designated as available-for-sale or a financial asset other than those classified as loans and receivables, financial assets at fair value through profit or loss, held-to-maturity investments or derivative instruments.

An investment intended to be held for an indefinite period of time, which may be sold in response to needs for liquidity or changes in interest rates, is classified as a non-current available-for-sale financial asset.

Cash and cash equivalents	Comprise cash on hand, cash restricted for use, bank overdraft, demand deposits and other short-term highly liquid investments with a maturity period of three months or less at date of purchase.

Cash flow hedge	A hedge of the exposure to variability in cash flows that is attributable to a particular risk associated with a recognised asset or liability or a highly probable forecast transaction.

Cash restricted for use	Cash and cash equivalents which are not available for general use by the group, including amounts held in escrow, trust or other separate bank accounts.

Derivative instrument

A financial instrument:

•                  whose value changes in response to movements in a specified interest rate, commodity price, foreign exchange rate or similar variable;

•                  that requires minimal initial net investment; and

•                  whose terms require or permit settlement at a future date.

Effective interest rate	The derived rate that discounts the expected future cash flows of a financial asset or liability to the current net carrying amount.

Equity instrument	Any financial instrument (including investments) that evidences a residual interest in the assets of an entity after deducting all of its liabilities.

Financial asset	Cash or cash equivalents, a contractual right to receive cash, an equity instrument of another entity or a contractual right to exchange a financial instrument under favourable conditions.

Financial liability	A contractual obligation to pay cash or transfer other benefits or an obligation to exchange a financial instrument under unfavourable conditions. This includes debt.

Financial guarantee

A contract that requires the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payment when due in accordance with the original or modified terms of the debt instrument.

Financial assets at fair value through profit or loss

A financial asset that the group has designated in this category because it is managed based on its fair value at each reporting period, a derivative financial instrument that is not used for hedging purposes and other financial assets that are frequently traded in.

Held-to-maturity investment

A non-derivative financial asset with a fixed maturity and fixed or determinable future payments, that management has the positive intent and ability to hold to maturity. Such a financial asset is classified as a non-current asset, except when it has a maturity within 12 months from the reporting date, in which case it is classified as a current asset.

Loans and receivables	A financial asset with fixed or determinable repayments that are not quoted in an active market, other than: • a derivative instrument;

• financial assets at fair value through profit or loss; or • an available-for-sale financial asset.

Monetary asset	An asset which will be settled in a fixed or determinable amount of money.

Monetary liability	A liability which will be settled in a fixed or determinable amount of money.

Transaction date	The date an entity commits itself to purchase or sell a financial instrument.

Statement of compliance

The consolidated financial statements are prepared in compliance with International Financial Reporting Standards (IFRS) and Interpretations of those standards, as issued by the International Accounting Standards Board, the SAICA Financial Reporting Guides as issued by the Accounting Practices Committee and Financial Reporting Pronouncements as issued by Financial Reporting Standards Council and the South African Companies Act, 2008. The consolidated financial statements were approved for issue by the board of directors on 5 September 2014 and will be presented for approval at the Annual General Meeting of shareholders on 21 November 2014.

Accounting standards, interpretations and amendments to published accounting standards

During the current financial year, the following accounting standards, interpretations and amendments to published accounting standards became effective and were adopted by the group:

Standard	Nature of the change	Date published	Impact on financial position or performance
IFRS 10, Consolidated Financial Statements (as amended)	New standard	12 May 2011

In accordance with the transition provisions, these standards have been applied retrospectively, resulting in a restatement of previously reported financial results. Full details of the effects of the restatement have been disclosed in Note 1.

IFRS 11, Joint Arrangements (as amended)	New standard	12 May 2011
IFRS 12, Disclosure of Interests in Other Entities (as amended)	New standard	12 May 2011
IAS 27 (Amendment), Separate Financial Statements	New standard	12 May 2011
IAS 28 (Amendment), Investments in Associates and Joint Ventures	New standard	12 May 2011
IAS 19, Employee benefits	Amendment	November 2013	No impact
Annual Improvements 2012	Amendment to various standards	December 2013	No impact
Annual Improvements 2013	Amendment to various standards	December 2013	No impact
IAS 16, Property, Plant and equipment and IAS 38, Intangible assets	Amendment	May 2014	No impact

The following accounting standards, interpretations and amendments to published accounting standards which are relevant to Sasol but not yet effective, have not been adopted in the current year:

Standard	Date published	Effective date *	Anticipated impact on Sasol
IFRS 9, Financial Instruments (Amended)	24 July 2014	1 January 2018

IFRS 9 introduced new requirements for classifying and measuring financial assets and liabilities by introducing a fair value through other comprehensive income category for certain debt instruments. It also contains a new impairment model which will result in earlier recognition of losses and new hedging guidance which will require the implementation of new models, systems and processes.

The effective date for adoption of this standard is for periods commencing on or after 1 January 2018. We do not expect the adoption of IFRS 9 to have significant impact on total assets, total liabilities, equity, earnings and earnings per share.

IFRS 15, Revenue from contracts with customers	28 May 2014	1 January 2017

IFRS 15 contains principles that an entity will apply to determine the measurement of revenue and timing of when it is recognised. The underlying principle is that an entity will recognise revenue to depict the transfer of goods or services to customers at an amount that the entity expects to be entitled to in exchange for those goods or services.

The effective date for adoption of this standard is for periods commencing on or after 1 January 2017. We are currently reviewing the effects of the standard and will consider adoption when appropriate.

*The amendments apply for annual periods commencing on or after the date noted and early adoption is permitted, unless otherwise indicated.

Principal accounting policies

Basis of preparation of financial results

The consolidated financial statements are prepared using the historic cost convention except that, as set out in the accounting policies below, certain items, including derivative instruments, liabilities for cash-settled share-based payment schemes, financial assets at fair value through profit or loss and available-for-sale financial assets, are stated at fair value.

The consolidated financial statements are prepared on the going concern basis.

Except as otherwise disclosed, these accounting policies are consistent with those applied in previous years.

These accounting policies are consistently applied throughout the group.

Basis of consolidation of financial results

The consolidated financial statements reflect the financial results of the group as well as its share of the assets, liabilities, income and expenses of joint operations and interests in the financial results of joint ventures and associates. All financial results are consolidated with similar items on a line by line basis except for investments in associates and joint ventures, which are included in the group’s results as set out below.

Subsidiaries are entities controlled by the group. The effects of potential voting rights that are substantive are also considered when assessing whether the group controls another entity. The financial results of subsidiaries are consolidated into the group’s results from acquisition date until disposal date.

Structured entities controlled by the group The financial results of structured entities are consolidated into the group’s results from the date that the group controls the structured entity until the date that control ceases. Control exists where the group, based on an evaluation of the substance of the relationship with the structured entity, has exposure, or rights, to variable returns from the group’s involvement with the structured entity and has the ability to affect those returns through power over the structured entity.

Inter-company transactions, balances and unrealised gains and losses between entities are eliminated on consolidation. To the extent that a loss on such a transaction provides evidence of a reduction in the net realisable value of current assets or an impairment loss of a non-current asset, that loss is charged to the income statement.

Interests in equity accounted investees The group’s interests in equity accounted investees comprise of interests in associates and joint ventures.

The financial results of associates and joint ventures are included in the group’s results according to the equity method from acquisition date until the disposal date.

Under the equity method, investments in associates and joint ventures are recognised initially at cost. Subsequent to the acquisition date, the group’s share of profits or losses of associates and joint ventures is charged to the income statement as equity accounted earnings and its share of movements in equity reserves is recognised as other comprehensive income or equity as appropriate. All cumulative post-acquisition movements in the equity of associates and joint ventures are adjusted against the cost of the investment. When the group’s share of losses in associates and joint ventures equals or exceeds its interest in those associates and joint ventures, the carrying amount of the investment is reduced to zero, and the group does not recognise further losses, unless the group has incurred a legal or constructive obligation or made payments on behalf of those associates and joint ventures.

In respect of associates and joint ventures, where appropriate, unrealised gains and losses are eliminated to the extent of the group’s interest in these entities. To the extent that a loss on a transaction provides evidence of an impairment loss on the equity accounted investment, that loss is charged to the income statement.

Goodwill relating to associates and joint ventures forms part of the carrying amount of those associates and joint ventures.

The total carrying amount of each associate and joint venture is evaluated annually, as a single asset, for impairment or when objective evidence is identified which indicates that the investment in associate or joint venture is impaired. This includes the identification of conditions which indicate that a decline in fair value below the carrying amount is other than temporary. If impaired, the carrying amount of the investment in associates and joint ventures are written down to its estimated recoverable amount in accordance with the accounting policy on impairment and is charged to the income statement. A previously recognised impairment loss will be reversed, insofar as estimates change as a result of an event occurring after the impairment loss was recognised.

Associates and joint ventures whose financial year ends are within three months of 30 June are included in the consolidated financial statements using their most recently audited financial results. Adjustments are made to the associates’ and joint ventures financial results for material transactions and events in the intervening period.

Foreign currency translation

Items included in the financial results of each entity are measured using the functional currency of that entity. The consolidated financial results are presented in rand, which is Sasol Limited’s functional and presentation currency, rounded to the nearest million.

Foreign currency transactions Income and expenditure transactions are translated into the functional currency of the entity at the rate of exchange ruling at the transaction date. To the extent that transactions occur regularly throughout the year, they are translated at the average rate of exchange for the year since this approximates the actual exchange rates at which those transactions occurred.

Monetary assets and liabilities are translated into the functional currency of the entity at the rate of exchange ruling at the reporting date. Foreign exchange gains and losses resulting from the translation and settlement of monetary assets and liabilities are recognised in the income statement, except when they relate to cash flow hedging activities in which case these gains and losses for the effective portion are recognised as other comprehensive income and are included in the cash flow hedge accounting reserve.

Foreign operations The financial results of all entities that have a functional currency different from the presentation currency of their parent entity are translated into the presentation currency.

Income and expenditure transactions of foreign operations are translated at the average rate of exchange for the year except for significant individual transactions which are translated at the exchange rate ruling at that date. All assets and liabilities, including fair value adjustments and goodwill arising on acquisition, are translated at the rate of exchange ruling at the reporting date. Differences arising on translation are recognised as other comprehensive income and are included in the foreign currency translation reserve.

When the settlement of a monetary item, arising from a receivable or from a payable to a foreign operation, is neither planned nor likely in the foreseeable future, foreign exchange gains and losses arising from such a monetary item are considered to form part of a net investment in a foreign operation and are recognised in other comprehensive income, and are included in the foreign currency translation reserve.

On consolidation, differences arising from the translation of the net investment in a foreign operation are recognised as other comprehensive income and are included in the foreign currency translation reserve.

On loss of control, joint control or significant influence of the operation, the cumulative gains and losses previously recognised in the foreign currency translation reserve through the statement of comprehensive income are included in determining the profit or loss on disposal of that operation recognised in the income statement as part of the gain or loss on the disposal. When the group disposes of only part of its interest in a subsidiary that includes a foreign operation while retaining control, the relevant portion of the cumulative foreign currency translation reserve is reattributed to non-controlling interests. When the group disposes of only part of its investment in an associate or joint venture that includes a foreign operation while retaining significant influence or joint control, the relevant portion of the cumulative foreign currency translation reserve is reclassified to the income statement.

Property, plant and equipment

Property, plant and equipment is stated at cost less accumulated depreciation and accumulated impairment losses. Land is not depreciated.

The cost of self-constructed assets includes expenditure on materials, direct labour and an allocated proportion of project overheads. Cost also includes the estimated costs of dismantling and removing the assets and site rehabilitation costs to the extent that they relate to the construction of the asset as well as gains or losses on qualifying cash flow hedges attributable to that asset. When regular major inspections are a condition of continuing to operate an item of property, plant and equipment, and plant shutdown costs will be incurred, an estimate of these shutdown costs are included in the carrying value of the asset at initial recognition. Costs capitalised for work in progress in respect of activities to develop, expand or enhance items of property, plant and equipment are classified as part of assets under construction.

Finance expenses in respect of specific and general borrowings are capitalised against qualifying assets as part of assets under construction.

When plant and equipment comprises major components with different useful lives, these components are accounted for as separate items. Expenditure incurred to replace or modify a significant component of plant is capitalised and any remaining carrying amount of the component replaced is written off in the income statement. All other maintenance expenditure is charged to the income statement.

Property, plant and equipment, other than mineral assets, is depreciated to its estimated residual value on a straight-line basis over its expected useful life. Mineral assets are depreciated in accordance with the policy set out below on exploration, evaluation and development. The depreciation methods, estimated remaining useful lives and residual values are reviewed at least annually. The estimation of the useful lives of property, plant and equipment is based on historic performance as well as expectations about future use and therefore requires a significant degree of judgement to be applied by management. The following depreciation rates, based on the estimated useful lives of the respective assets, were applied:

Buildings and improvements	%	2 – 5
Retail convenience centres	%	3 – 5
Plant	%	4 – 5
Equipment	%	10 – 33
Vehicles	%	20 – 33
Mineral assets	%	Life of related reserve base

The carrying amount of property, plant and equipment will be derecognised on disposal or when no future economic benefits are expected from its use. Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of the property, plant and equipment and are recognised in the income statement.

Exploration, evaluation and development

Oil and gas The successful efforts method is used to account for natural oil and gas exploration, evaluation and development activities.

Property and licence acquisition costs as well as development cost, including expenditure incurred to drill and equip development wells on proved properties, are capitalised as part of assets under construction and transferred to mineral assets in property, plant and equipment when the assets begin producing.

On completion of an exploratory well or exploratory-type stratigraphic test well, the entity will be able to determine if there are oil or gas resources. The classification of resources as proved reserves depends on whether development of the property is economically feasible and recoverable in the future, under existing economic and operating conditions, and if any major capital expenditure to develop the property as a result of sufficient quantities of additional proved reserves being identified is justifiable, approved and recoverable.

The cost of exploratory wells through which potential proved reserves may be or have been discovered, and the associated exploration costs are capitalised as exploration and evaluation assets in assets under construction. These costs remain capitalised pending the evaluation of results and the determination of whether there are proved reserves. At each reporting date, exploration and evaluation assets are assessed for impairment. The following conditions must be met for these exploration costs to remain capitalised:

•                  Sufficient progress is being made in assessing the oil and gas resources, including assessing the economic and operating viability with regards to developing the property.

•                  It has been determined that sufficient oil and gas resources or reserves exist which are economically viable based on a range of technical and commercial considerations to justify the capital expenditure required for the completion of the well as a producing well, either individually or in conjunction with other wells.

Progress in this regard is reassessed at each reporting date and is subject to technical, commercial and management review to ensure sufficient justification for the continued capitalisation of such qualifying exploration and evaluation expenditure as an exploration and evaluation asset as part of assets under construction. If both of the above conditions are not met or if information is obtained that raises substantial doubt about the economic or operating viability, the costs are charged to the income statement.

Exploratory wells and exploratory-type stratigraphic test wells can remain suspended on the statement of financial position for several years while additional activity including studies, appraisal, drilling and/or seismic work on the potential oil and gas field is performed or while the optimum development plans and timing are established in the absence of impairment indicators.

Depreciation of mineral assets on producing oil and gas properties is based on the units-of-production method calculated using estimated proved developed reserves. Depreciation of property acquisition costs, capitalised as part of mineral assets in property, plant and equipment, is based on the units-of-production method calculated using estimated proved reserves.

Expenditures relating to dry exploratory wells are charged to the income statement when the well is identified as being dry and the costs of carrying and retaining undeveloped properties are charged to the income statement as incurred.

Coal mining Coal mining exploration and evaluation expenditure is charged to the income statement until completion of a final feasibility study supporting proved and probable coal reserves. Expenditure incurred subsequent to proved and probable coal reserves being identified is capitalised as exploration assets in assets under construction.

Expenditure on producing mines or development properties is capitalised when excavation or drilling is incurred to extend reserves or further delineate existing proved and probable coal reserves. All development expenditure incurred after the commencement of production is capitalised to the extent that it gives rise to probable future economic benefits.

Life-of-mine coal assets are depreciated using the units-of-production method. A unit is considered to be produced once it has been removed from underground and taken to the surface, passed the bunker and has been transported by conveyor over the scale of the shaft head. The calculation is based on proved and probable reserves assigned to that specific mine (accessible reserves) or complex which benefits from the utilisation of those assets. Inaccessible reserves are excluded from the calculation. Other coal mining assets are depreciated on the straight-line method over their estimated useful lives.

Business combinations

The acquisition method is used when a business is acquired. A business may comprise an entity, group of entities or an unincorporated operation including its operating assets and associated liabilities.

On acquisition date, fair values are attributed to the identifiable assets, liabilities and contingent liabilities. A non-controlling interest at acquisition date is measured at fair value or at its proportionate interest in the fair value of the net identifiable assets of the entity acquired on a transaction by transaction basis, including that component of the non-controlling interest which has a present ownership interest.

Fair values of all identifiable assets and liabilities included in the business combination are determined by reference to market values of those or similar items, where available, or by discounting expected future cash flows using the discount rate to present values.

When an acquisition is achieved in stages (step acquisition), the acquisition date carrying value of the acquirer’s previously held equity interest in the acquiree is remeasured to fair value at the acquisition date. Any gains or losses arising from such remeasurement are recognised in the income statement.

When there is a change in the interest in a subsidiary after control is obtained, that does not result in a loss in control, the difference between the fair value of the consideration transferred and the amount by which the non-controlling interest is adjusted is recognised directly in the statement of changes in equity.

The consideration transferred is the fair value of the group’s contribution to the business combination in the form of assets transferred, shares issued, liabilities assumed or contingent consideration at the acquisition date. Any contingent consideration payable is recognised at fair value at the acquisition date. If the contingent consideration is classified as equity, it is not remeasured and settlement is accounted for within equity. Otherwise, subsequent changes to the fair value of the contingent consideration are recognised in the income statement. Transaction costs directly attributable to the acquisition are charged to the income statement.

On acquisition date, goodwill is recognised when the consideration transferred, the fair value of any previously held interests and the recognised amount of non-controlling interests exceeds the fair value of the net identifiable assets of the entity acquired. Acquisitions of non-controlling interests are accounted for as transactions with owners in their capacity as owners and therefore no goodwill is recognised as a result of these transactions. The adjustments to non-controlling interest are based on a proportionate amount of the net assets of the subsidiary. Goodwill is tested at each reporting date for impairment.

To the extent that the fair value of the net identifiable assets of the entity acquired exceeds the consideration transferred and the recognised amount of non-controlling interests, the excess, or bargain purchase gain, is recognised in the income statement on acquisition date.

The profit or loss realised on disposal of an entity is calculated after taking into account the carrying amount of any related goodwill.

Business combinations under common control

Common control transactions are business combinations between entities which are ultimately controlled by Sasol Limited.

The group applies the predecessor accounting method when accounting for common control transactions, whereby the assets and liabilities of the combining entities are not adjusted to fair value but are rather transferred at their carrying amounts at the date of the transaction. Any difference between the consideration paid/transferred and the net asset value ‘acquired’ is recognised in retained earnings. No new goodwill will be recognised as a result of the common control transaction.

The statement of financial position and income statement will be adjusted from the date of the transaction.

Other intangible assets

Intangible assets, other than goodwill (refer policy above on business combinations), are stated at cost less accumulated amortisation and accumulated impairment losses.

These intangible assets are recognised if it is probable that future economic benefits will flow to the entity from the intangible assets and the costs of the intangible assets can be reliably measured.

Intangible assets with finite useful lives are amortised on a straight-line basis over their estimated useful lives. The amortisation methods and estimated remaining useful lives are reviewed at least annually. The estimation of the useful lives of other intangible assets is based on historic performance as well as expectations about future use and therefore requires a significant degree of judgement to be applied by management. The following amortisation rates, based on the estimated useful lives of the respective assets were applied:

Software	%	17 – 33
Patents and trademarks	%	20
Other intangible assets	%	6 - 33

Intangible assets with indefinite useful lives are not amortised but are tested at each reporting date for impairment. The assessment that the estimated useful lives of these assets are indefinite is reviewed at least annually.

Subsequent expenditure is capitalised only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure is recognised in profit or loss as incurred.

Research and development Research expenditure relating to gaining new technical knowledge and understanding is charged to the income statement when incurred.

Development expenditure relating to the production of new or substantially improved products or processes is capitalised if the costs can be measured reliably, the products or processes are technically and commercially feasible, future economic benefits are probable, and the group intends to and has sufficient resources to complete development and to use or sell the asset. All remaining development expenditure is charged to the income statement.

Cost includes expenditure on materials, direct labour and an allocated proportion of project overheads.

Software Purchased software and the direct costs associated with the customisation and installation thereof are capitalised.

Expenditure on internally-developed software is capitalised if it meets the criteria for capitalising development expenditure.

Other software development expenditure is charged to the income statement when incurred.

Patents and trademarks Expenditure on purchased patents and trademarks is capitalised. Expenditure incurred to extend the term of the patents or trademarks is capitalised. All other expenditure is charged to the income statement when incurred.

Emission rights Emission rights (allowances) received from a government or a government agency and expenditure incurred on purchasing allowances are capitalised as indefinite life intangible assets at the quoted market price on acquisition date and are subject to an annual impairment test.

Non-current asset or disposal group held for sale

A non-current asset or disposal group (a business grouping of assets and their related liabilities) is designated as held for sale when its carrying amount will be recovered principally through a sale transaction rather than through continuing use. The classification as held for sale of a non-current asset or disposal group occurs when it is available for immediate sale in its present condition and the sale is highly probable. A sale is considered highly probable if management is committed to a plan to sell the non-current asset or disposal group, an active divestiture programme has been initiated, the non-current asset or disposal group is marketed at a price reasonable to its fair value and the disposal will be completed within one year from classification.

Where a disposal group held for sale will result in the loss of control or joint control of a subsidiary or joint operation, respectively, all the assets and liabilities of that subsidiary or joint operation are classified as held for sale, regardless of whether a non-controlling interest in the former subsidiary or an ongoing interest in the joint operation is to be retained after the sale.

Where a disposal group held for sale will result in the loss of joint control of a joint venture or significant influence of an associate, the full investment is classified as held for sale. Equity accounting ceases from the date the joint venture or associate is classified as held for sale.

Upon classification of a non-current asset or disposal group as held for sale it is reviewed for impairment. The impairment loss charged to the income statement is the excess of the carrying amount of the non-current asset or disposal group over its expected fair value less costs to sell.

No depreciation or amortisation is provided on non-current assets from the date they are classified as held for sale. In addition, equity accounting of equity-accounted investees ceases once classified as held for sale or distribution.

If a non-current asset or disposal group is classified as held for sale, but the criteria for classification as held for sale are no longer met, the classification of such non-current asset or disposal group as held for sale is ceased.

On ceasing such classification, the non-current assets are reflected at the lower of:

•                  the carrying amount before classification as held for sale adjusted for any depreciation or amortisation that would have been recognised had the assets not been classified as held for sale; or

•                  the recoverable amount at the date the classification as held for sale ceases. The recoverable amount is the amount at which the asset would have been recognised after the allocation of any impairment loss arising on the cash generating unit as determined in accordance with the group’s policy on impairment of non-financial assets.

Any adjustments required to be made on reclassification are recognised in the income statement on reclassification, and included in income from continuing operations.

Where the disposal group was also classified as a discontinued operation, the subsequent classification as held for use also requires that the discontinued operation be included in continuing operations. Comparative information relating to the classification as a discontinued operation is restated accordingly.

Impairment of non-financial assets

The group’s non-financial assets, other than inventories and deferred tax assets, are reviewed at each reporting date or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable, to determine whether there is any indication of impairment. An impairment test is performed on all goodwill, intangible assets not yet in use and intangible assets with indefinite useful lives at each reporting date.

The impairment loss charged to the income statement is the excess of the carrying amount over the recoverable amount.

Recoverable amounts are estimated for individual assets or, where an individual asset cannot generate cash inflows independently, the recoverable amount is determined for the larger cash-generating unit to which the asset belongs. The group’s corporate assets do not generate separate cash inflows. If there is an indication that a corporate asset may be impaired, then the recoverable amount is determined for the cash-generating unit to which the corporate asset belongs. For the purposes of goodwill impairment testing, cash-generating units to which goodwill has been allocated are aggregated so that the level at which impairment is tested reflects the lowest level at which goodwill is monitored internally.

Impairment losses recognised in respect of a cash-generating unit are first allocated to reduce the carrying amount of the goodwill allocated to the unit and then to reduce the carrying amounts of the other assets in the unit on a pro rata basis relative to their carrying amounts.

With the exception of goodwill, a previously recognised impairment loss will be reversed insofar as estimates change as a result of an event occurring after the impairment loss was recognised. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised. A reversal of an impairment loss is recognised in the income statement.

An impairment loss in respect of an equity accounted investee is measured by comparing the recoverable amount of the investment with its carrying amount. An impairment loss is recognised in profit or loss, and is reversed if there has been a favourable change in the estimates used to determine the recoverable amount.

Exploration assets are tested for impairment when development of the property commences or whenever facts and circumstances indicate impairment. An impairment loss is recognised for the amount by which the exploration assets’ carrying amount exceeds their recoverable amount. For the purpose of assessing impairment, the relevant exploration assets are included in the existing cash-generating units of producing properties that are located in the same geographic region.

Financial assets

The group classifies its financial assets into the following categories:

•                  held-to-maturity financial assets;

•                  loans and receivables;

•                  available-for-sale financial assets;

•                  financial assets at fair value through profit or loss; and

•                  derivative instruments (set out below).

The classification is dependent on the purpose for which the financial asset is acquired. Management determines the classification of its financial assets at the time of the initial recognition and re-evaluates such designation at least at each reporting date, except for those financial assets at fair value through profit or loss, where this designation is made on initial recognition and is irrevocable.

Financial assets held for trading are classified at fair value through profit or loss. The group manages these investments and makes purchase and sale decisions based on their fair value. Attributable transaction costs are recognised in the income statement as incurred. Financial assets at fair value through profit or loss are stated initially at transaction date at fair value and subsequent changes therein, which takes into account any dividend or interest income, are charged to the income statement.

Financial assets are recognised on transaction date when the group becomes a party to the contract and thus obtains rights to receive economic benefits and are derecognised when these rights expire or are transferred.

Financial assets, with the exception of those held at fair value through profit or loss, are stated initially on transaction date at fair value including transaction costs. Held-to-maturity financial assets and loans and receivables are subsequently stated at amortised cost using the effective interest method, less impairment losses. Available-for-sale financial assets are subsequently stated at fair value at the reporting date.

Unrealised gains and losses arising from revaluation of available-for-sale financial assets are recognised as other comprehensive income and included in the investment fair value reserve. On disposal or impairment of available-for-sale financial assets, cumulative unrealised gains and losses previously recognised in other comprehensive income are included respectively in determining the profit or loss on disposal of, or impairment charge relating to, that financial asset, which is recognised in the income statement.

The fair values of financial assets are based on quoted market prices or amounts derived using a discounted cash flow model. Fair values for unlisted equity securities are estimated using valuation techniques reflecting the specific economic circumstances of the investee which would affect the market value of those securities. Equity investments for which fair values cannot be measured reliably are recognised at cost less impairment losses.

Premiums or discounts arising from the difference between the fair value of a financial asset and the amount receivable at maturity date are charged to the income statement based on the effective interest method.

An assessment is performed at each reporting date to determine whether objective evidence exists that a financial asset is impaired. Objective evidence that financial instruments are impaired includes indications of a debtor or group of debtors experiencing significant financial difficulty, default or delinquency of payments, the probability of a debtor entering bankruptcy, or other observable data indicating a measurable decrease in estimated future cash flows, such as economic conditions that correlate with defaults. An impairment loss in respect of a financial asset measured at amortised cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate. Impairment losses are charged to the income statement and are included in the allowance against loans and receivables. When a subsequent event causes the impairment loss to decrease, the impairment loss is reversed in the income statement. Loans and receivables, together with the associated allowance, are written off when there is no realistic prospect of future recovery. In the case of available-for-sale financial assets, a significant or prolonged decline in the fair value of the asset below its cost is considered an indicator of impairment. If any such evidence exists, the cumulative loss is removed as other comprehensive income from the investment fair value reserve and recognised in the income statement. Impairment losses charged to the income statement on available-for-sale financial assets are not reversed.

Financial assets and liabilities are offset and the net amount presented when the group has a current legal enforceable right to offset the amounts and intends either to settle on a net basis or to realise the asset and settle the liability simultaneously.

Financial liabilities

Financial liabilities are recognised on the transaction date when the group becomes a party to the contract and thus has a contractual obligation and are derecognised when these contractual obligations are discharged, cancelled or expired.

Financial liabilities are stated initially on the transaction date at fair value including transaction costs. Subsequently, they are stated at amortised cost using the effective interest method.

Financial assets and liabilities are offset and the net amount presented when the group has a current legal enforceable right to offset the amounts and intends either to settle on a net basis or to realise the asset and settle the liability simultaneously.

Derivative financial instruments and hedging activities

All derivative financial instruments are initially recognised at fair value and are subsequently stated at fair value at the reporting date. Attributable transaction costs are recognised in the income statement when incurred. Resulting gains or losses on derivative instruments, excluding designated and effective hedging instruments, are recognised in the income statement.

The group is exposed to market risks from changes in interest rates, foreign exchange rates and commodity prices. The group uses derivative instruments to hedge its exposure to these risks. To the extent that a derivative instrument has a maturity period of longer than one year, the fair value of these instruments will be reflected as a non-current asset or liability.

The group’s criteria for a derivative instrument to be designated as a hedging instrument at the inception of the transaction require that:

•                  the hedge transaction is expected to be highly effective in achieving offsetting changes in fair value or cash flows attributable to the hedged risk;

•                  the effectiveness of the hedge can be reliably measured throughout the duration of the hedge;

•                  there is adequate documentation of the hedging relationship at the inception of the hedge; and

•                  for cash flow hedges, the forecast transaction that is the subject of the hedge must be highly probable.

Where a derivative instrument is designated as a cash flow hedge of an asset, liability or highly probable forecast transaction that could affect the income statement, the effective part of any gain or loss arising on the derivative instrument is recognised as other comprehensive income and is classified as a cash flow hedge accounting reserve until the underlying transaction occurs. The ineffective part of any gain or loss is recognised in the income statement. If the hedging instrument no longer meets the criteria for cash flow hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively.

If the forecast transaction results in the recognition of a non-financial asset or non-financial liability, the associated gain or loss is transferred from the cash flow hedge accounting reserve, as other comprehensive income, to the underlying asset or liability on the transaction date. If the forecast transaction is no longer expected to occur, then the cumulative balance in other comprehensive income is recognised immediately in the income statement as reclassification adjustments.

Other cash flow hedge gains or losses are recognised in the income statement at the same time as the hedged transaction occurs.

When derivative instruments, including forward exchange contracts, are entered into as fair value hedges, no hedge accounting is applied. All gains and losses on fair value hedges are recognised in the income statement.

Inventories

Inventories are stated at the lower of cost and net realisable value.

Cost includes expenditure incurred in acquiring, manufacturing and transporting the inventory to its present location. Manufacturing costs include an allocated portion of production overheads which are directly attributable to the cost of manufacturing such inventory. The allocation is determined based on the greater of normal production capacity and actual production. The costs attributable to any inefficiencies in the production process are charged to the income statement as incurred.

Cost is determined as follows:

Crude oil and other raw materials	First-in-first-out valuation method (FIFO)
Process, maintenance and other materials	Weighted average purchase price
Work-in-progress	Manufacturing costs incurred
Manufactured products including consignment inventory	Manufacturing costs according to FIFO

Net realisable value is the estimated selling price in the ordinary course of business, less the cost of completion and selling expenses.

Trade and other receivables

Trade and other receivables are recognised initially at fair value and subsequently stated at amortised cost using the effective interest method, less impairment losses. An impairment loss is recognised when it is probable that an entity will not be able to collect all amounts due according to the original terms of the receivable. The amount of the impairment loss is charged to the income statement.

Cash and cash equivalents

Cash and cash equivalents are stated at carrying amount which is deemed to be fair value. Bank overdrafts are offset against cash and cash equivalents in the statement of cash flows.

Cash restricted for use

Cash which is subject to restrictions on its use is stated separately at carrying amount in the statement of financial position.

Share capital

Issued share capital is stated in the statement of changes in equity at the amount of the proceeds received less directly attributable issue costs.

Share repurchase programme

When Sasol Limited’s shares are repurchased by a subsidiary, the amount of consideration paid, including directly attributable costs, is recognised as a deduction from shareholders’ equity. Repurchased shares are classified as treasury shares and are disclosed as a deduction from total equity. Where such shares are subsequently reissued, any consideration received is included in the statement of changes in equity. The resultant gain or loss on the transaction is transferred to or from retained earnings.

Preference shares

Preference shares are classified as liabilities if they are redeemable on a specific date or at the option of the shareholders, or if dividend payments are not discretionary. Dividends thereon are charged to the income statement as a finance expense based on the effective interest method.

Debt

Debt, which constitutes a financial liability, includes short-term and long-term debt. Debt is initially recognised at fair value, net of transaction costs incurred and is subsequently stated at amortised cost. Debt is classified as short-term unless the borrowing entity has an unconditional right to defer settlement of the liability for at least 12 months after the reporting date. Debt is derecognised when the obligation in the contract is discharged, cancelled or has expired. Premiums or discounts arising from the difference between the fair value of debt raised and the amount repayable at maturity date are charged to the income statement as finance expenses based on the effective interest method.

Leases

Finance leases Leases where the group assumes substantially all the benefits and risks of ownership, are classified as finance leases. Finance leases are capitalised as property, plant and equipment at the lower of the fair value of the leased asset or the present value of the minimum lease payments at the inception of the lease with an equivalent amount being stated as a finance lease liability as part of debt.

The capitalised amount is depreciated over the shorter of the lease term and asset’s useful life depending on whether it is reasonably certain that the group will obtain ownership of the leased asset by the end of the leased term. Lease payments are allocated between capital repayments and finance expenses using the effective interest method.

Operating leases of assets under which all the risks and benefits of ownership are effectively retained by the lessor are classified as operating leases. Lease payments under an operating lease are charged to the income statement over the lease term on a straight-line basis unless another basis is more representative of the pattern of use.

The land and the buildings elements of a lease are considered separately for the purpose of lease classification as a finance or an operating lease.

Provisions

A provision is recognised when the group has a present legal or constructive obligation arising from a past event that will probably be settled, and a reliable estimate of the amount can be made.

Long-term provisions are determined by discounting the expected future cash flows using a pre-tax discount rate to their present value. The increase in discounted long-term provisions as a result of the passage of time is recognised as a finance expense in the income statement.

Environmental rehabilitation provisions Estimated long-term environmental provisions, comprising pollution control, rehabilitation and mine closure, are based on the group’s environmental policy taking into account current technological, environmental and regulatory requirements. The provision for rehabilitation is recognised as and when the environmental liability arises. To the extent that the obligations relate to the construction of an asset, they are capitalised as part of the cost of those assets. The effect of subsequent changes to assumptions in estimating an obligation for which the provision was recognised as part of the cost of the asset is adjusted against the asset. Any subsequent changes to an obligation which did not relate to the initial construction of a related asset are charged to the income statement.  Deferred tax is recognised on the temporary differences in relation to both the asset to which the obligation relates and the rehabilitation provision.

Decommissioning costs of plant and equipment The estimated present value of future decommissioning costs, taking into account current environmental and regulatory requirements, is capitalised as part of property, plant and equipment, to the extent that they relate to the construction of the asset, and the related provisions are raised. These estimates are reviewed at least annually. The effect of subsequent changes to assumptions in estimating an obligation for which the provision was recognised as part of the cost of the asset is adjusted against the asset. Any subsequent changes to an obligation which did not relate to the initial construction of a related asset are charged to the income statement. Deferred tax is recognised on the temporary differences in relation to both the asset to which the obligation relates to and rehabilitation provision.

Ongoing rehabilitation expenditure Such expenditure is charged to the income statement.

Employee benefits

Employee benefits Remuneration of employees is charged to the income statement. Short-term employee benefits are those that are expected to be settled wholly before 12 months after the end of the annual reporting period in which the services have been rendered. Short-term employee benefit obligations are measured on an undiscounted basis and are charged to the income statement as the related service is provided. Long-term employee benefits are those benefits that are expected to be wholly settled more than 12 months after the end of the annual reporting period, in which the services have been rendered and are discounted to their present value. An accrual is recognised for accumulated leave, incentive bonuses and other employee benefits when the group has a present legal or constructive obligation as a result of past service provided by the employee, and a reliable estimate of the amount can be made.

Pension benefits The group operates or contributes to defined contribution pension plans and defined benefit pension plans for its employees in certain of the countries in which it operates. These plans are generally funded through payments to trustee-administered funds as determined by annual actuarial calculations.

Defined contribution pension plans Such plans are plans under which the group pays fixed contributions into a separate legal entity and has no legal or constructive obligation to pay further amounts. Contributions to defined contribution pension plans are charged to the income statement as an employee expense in the period in which related services are rendered by the employee.

Defined benefit pension plans The group’s net obligation in respect of defined benefit pension plans is actuarially calculated separately for each plan by deducting the fair value of plan assets from the gross obligation for post-retirement benefits. The gross obligation is determined by estimating the future benefit attributable to employees in return for services rendered to date.

This future benefit is discounted to determine its present value, using discount rates based on government bonds, that have maturity dates approximating the terms of the group’s obligations and which are denominated in the currency in which the benefits are expected to be paid. Independent actuaries perform this calculation annually using the projected unit credit method.

Defined contribution members employed before 2009 have an option to purchase a defined benefit pension with their member share. This option gives rise to actuarial risk, and as such, these members are accounted for as part of the defined benefit fund and are disclosed as such.

Past service costs are charged to the income statement at the earlier of the following dates:

•                 when the plan amendment or curtailment occurs; and

•                 when the group recognises related restructuring costs or termination benefits.

Actuarial gains and losses arising from experience adjustments and changes to actuarial assumptions, the return on plan assets (excluding amounts included in net interest on the defined benefit liability (asset)) and any changes in the effect of the asset ceiling (excluding amounts included in net interest on the defined benefit liability (asset)) are remeasurements that are recognised in other comprehensive income in the period in which they arise.

Where the plan assets exceed the gross obligation, the asset recognised is limited to the lower of the surplus in the defined benefit plan and the asset ceiling determined using a discount rate based on government bonds.

Surpluses and deficits in the various plans are not offset.

Defined benefit post-retirement healthcare benefits The group provides post-retirement healthcare benefits to certain of its retirees. The entitlement of these benefits is usually based on the employee remaining in service up to retirement age and the completion of a minimum service period. The expected costs of these benefits are accrued on a systematic basis over the expected remaining period of employment, using the accounting methodology described in respect of defined benefit pension plans above. Independent actuaries perform the calculation of this obligation annually.

Share-based payments The group has equity-settled and cash-settled share-based compensation plans. The equity-settled schemes allow certain employees the option to acquire ordinary shares in Sasol Limited over a prescribed period. Such equity-settled share-based payments are measured at fair value at the date of the grant. The fair value determined at the grant date of the equity-settled share-based payments is charged as employee costs, with a corresponding increase in equity, on a straight-line basis over the period that the employees become unconditionally entitled to the options, based on management’s estimate of the shares that will vest and adjusted for the effect of non-market-based vesting conditions. These share options are not subsequently revalued.

The cash-settled schemes allow certain senior employees the right to participate in the performance of the Sasol Limited share price, in return for services rendered, through the payment of cash incentives which are based on the market price of the Sasol Limited share. These rights are recognised as a liability at fair value, at each reporting date, in the statement of financial position until the date of settlement. The fair value of these rights is determined at each reporting date and the unrecognised cost is amortised to the income statement as employee costs over the period that the employees provide services to the company.

Fair value is measured using the Black Scholes, Binomial tree and Monte-Carlo option pricing models where applicable. The expected life used in the models has been adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions and behavioural considerations such as volatility, dividend yield and the vesting period. The fair value takes into account the terms and conditions on which these incentives are granted and the extent to which the employees have rendered service to the reporting date.

Termination benefits Termination benefits are recognised as a liability at the earlier of the date of recognition of restructuring costs or when the group is demonstrably committed, without realistic possibility of withdrawal, to a formal detailed plan to either terminate employment before normal retirement date, or to provide termination benefits as a result of an offer made to encourage voluntary redundancy. In the case of an offer to encourage voluntary redundancy, the termination benefits are measured based on the number of employees expected to accept the offer. Benefits that are expected to be wholly settled more than 12 months after the end of the reporting period are discounted to their present value.

Deferred income

Incentives received are recognised on a systematic basis in the income statement over the periods necessary to match them with the related costs which they are intended to compensate. Incentives related to non-current assets are stated in the statement of financial position as deferred income and are charged to the income statement on a basis representative of the pattern of use of the asset to which the incentive relates.

Revenue received prior to delivery occurring or the service being rendered is stated on the statement of financial position as deferred income and is recognised in the income statement when the revenue recognition criteria, detailed below, are met.

Black economic empowerment (BEE) transactions

To the extent that an entity grants shares or share options in a BEE transaction and the fair value of the cash and other assets received is less than the fair value of the shares or share options granted, such difference is charged to the income statement in the period in which the transaction becomes effective. Where the BEE transaction includes service conditions the difference will be charged to the income statement over the period of these service conditions. A restriction on the transfer of the shares or share options is taken into account in determining the fair value of the share or share option.

Taxation

The income tax charge is determined based on net income before tax for the year and includes deferred tax and dividend withholding tax.

Current tax The current tax charge is the tax payable on the taxable income for the financial year applying enacted or substantively enacted tax rates and includes any adjustments to tax payable in respect of prior years.

Deferred tax Deferred tax is provided for using the liability method, on all temporary differences between the carrying amount of assets and liabilities for accounting purposes and the amounts used for tax purposes and on any tax losses.

No deferred tax is provided on temporary differences relating to:

•                  the initial recognition of goodwill;

•                  the initial recognition (other than in a business combination) of an asset or liability to the extent that neither accounting nor taxable profit is affected on acquisition; and

•                  investments in subsidiaries, associates and interests in joint arrangements to the extent that the temporary difference will probably not reverse in the foreseeable future and the control of the reversal of the temporary difference lies with the parent, investor, joint venturer or joint operator.

The provision for deferred tax is calculated using enacted or substantively enacted tax rates at the reporting date that are expected to apply when the asset is realised or liability settled. A deferred tax asset is recognised to the extent that it is probable that future taxable profits will be available against which the deferred tax asset can be utilised.

The provision of deferred tax assets and liabilities reflects the tax consequences that would follow from the expected recovery or settlement of the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset when the related income taxes are levied by the same taxation authority, there is a legally enforceable right to offset and there is an intention to settle the balances on a net basis.

Dividend withholding tax Dividend withholding tax is payable at a rate of 15% on dividends distributed to shareholders .  This tax is not attributable to the company paying the dividend but is collected by the company and paid to the tax authorities on behalf of the shareholder. On receipt of a dividend, the dividend withholding tax is recognised part of the current tax charge in the income statement in the period in which the dividend is received.

Trade and other payables

Trade and other payables are initially recognised at fair value and subsequently stated at amortised cost.

Revenue

Revenue is recognised at the fair value of the consideration received or receivable net of indirect taxes, rebates and trade discounts and consists primarily of the sale of products, services rendered, licence fees, royalties, dividends received and interest received.

Revenue is recognised when the following criteria are met:

•                  evidence of an arrangement exists;

•                  delivery has occurred or services have been rendered and the significant risks and rewards of ownership have been transferred to the purchaser;

•                  transaction costs can be reliably measured;

•                  the selling price is fixed or determinable; and

•                  collectability is reasonably assured.

The timing of revenue recognition is as follows. Revenue from:

•                  the sale of products is recognised when the group no longer retains continuing managerial involvement associated with ownership or effective control;

•                  services rendered is based on the stage of completion of the transaction, based on the proportion that costs incurred to date bear to the total cost of the project;

•                  licence fees and royalties is recognised on an accrual basis;

•                  dividends received is recognised when the right to receive payment is established; and

•                  interest received is recognised on a time proportion basis using the effective interest method.

The group enters into exchange agreements with the same counterparties for the purchase and sale of inventory that are entered into in contemplation of one another. When the items exchanged are similar in nature, these transactions are combined and accounted for as a single exchange transaction. The exchange is recognised at the carrying amount of the inventory transferred.

Further descriptions of the recognition of revenue for the various reporting segments are included under the accounting policy on segmental reporting.

Finance expenses

Finance expenses are capitalised against qualifying assets as part of property, plant and equipment.

Such finance expenses are capitalised over the period during which the qualifying asset is being acquired or constructed and borrowings have been incurred. Capitalisation ceases when construction is interrupted for an extended period or when the qualifying asset is substantially complete. Further finance expenses are charged to the income statement.

Where funds are borrowed specifically for the purpose of acquiring or constructing a qualifying asset, the amount of finance expenses eligible for capitalisation on that asset is the actual finance expenses incurred on the borrowing during the period less any investment income on the temporary investment of those borrowings.

Where funds are made available from general borrowings and used for the purpose of acquiring or constructing qualifying assets, the amount of finance expenses eligible for capitalisation is determined by applying a capitalisation rate to the expenditures on these assets. The capitalisation rate is the weighted average of the interest rates applicable to the borrowings of the group that are outstanding during the period, other than borrowings made specifically for the purpose of obtaining qualifying assets. The amount of finance expenses capitalised will not exceed the amount of borrowing costs incurred.

Dividends payable

Dividends payable are recognised as a liability in the period in which they are declared.

Segment information

Reporting segments

The group has nine main reportable segments that comprise the structure used by the President and Chief Executive Officer (CEO) to make key operating decisions and assess performance. The group’s reportable segments are operating segments that are differentiated by the activities that each undertakes and the products they manufacture and market (referred to as business segments). Each business utilises different technology, manufacturing and marketing strategies.

The group evaluates the performance of its reportable segments based on operating profit after remeasurement items. The group accounts for inter-segment sales and transfers as if the sales and transfers were entered into under the same terms and conditions as would have been entered into in a market related transaction.

The financial information of the group’s reportable segments is reported to the CEO for purposes of making decisions about allocating resources to the segment and assessing its performance.

The group has formed significant joint ventures to promote Sasol technology and products internationally. The group is promoting and marketing its gas-to-liquids (GTL) technology for converting remote or flared natural gas into new-generation, low-emission GTL diesel, GTL naphtha and other products. It is envisaged that Sasol Synfuels International (SSI) through the recent development of the GTL plants in Qatar and Nigeria will contribute to the growing of a global GTL business in the future.

Whilst Sasol Petroleum International (SPI), like SSI, does not meet the quantitative criteria for disclosure as a separate segment, it is expected to become a significant contributor to the group’s performance in future years as the upstream supplier of resources for the group’s GTL and coal-to-liquids (CTL) activities.

Consequently, the CEO has chosen to include SSI and SPI as reportable operating segments even though SSI and SPI do not meet any of the quantitative thresholds as the CEO believes that such information would be useful to the users of the financial statements.

South African energy cluster

Sasol Mining

Sasol Mining’s activities include the mining and supply of coal to other segments including Sasol Synfuels, other entities and to third parties.

Sasol Mining sells coal under both long-term and short-term contracts at a price determinable from the agreements. Turnover is recognised upon delivery of the coal to the customer, which, in accordance with the related contract terms is the point at which the title and risks and rewards of ownership pass to the customer, prices are fixed or determinable and collectability is reasonably assured.

The date of delivery related to Sasol Mining is determined in accordance with the contractual agreements entered into with customers which are briefly summarised as follows:

Delivery terms	Title and risks and rewards of ownership pass to the customer
Free on Board (FOB)	When the coal is loaded onto the vessel at Richards Bay Coal Terminal — customer is responsible for shipping and handling costs.
Free on Barge (Amsterdam)	When the coal is loaded from Overslag Bedrijf Amsterdam stockpile onto the customer vessel — seller is responsible for shipping and handling costs, these are however recovered from the customer.
Cost Insurance Freight (CIF) and Cost Freight Railage (CFR)	When the coal is loaded into the vessel — seller is responsible for shipping and handling costs which are included in the selling price.

The related costs of sales are recognised in the same period as the supply of the coal and include any shipping and handling costs incurred. All inter-segment sales are conducted at market related prices.

Sasol Gas

Sasol Gas’ activities include the marketing of clean-burning pipeline gas sourced from Sasol Synfuels and natural gas from the Mozambican gas fields.

Sasol Gas sells gas under long-term contracts at a price determinable from the supply agreements. Turnover is recognised at the intake flange of the customer where it is metered, which is the point at which the title and risks and rewards of ownership passes to the customer, and where prices are determinable and collectability is reasonably assured. Gas analysis and tests of the specifications and content are performed prior to delivery.

Transportation and handling costs are included in turnover when billed to customers in conjunction with the sale of a product. The related costs of sales are recognised in the same period as the turnover.

Sasol Synfuels

Sasol Synfuels’ activities include the production, using natural gas, from Sasol Gas, and synthesis gas derived from coal, supplied by Sasol Mining, using in-house technology to convert this into a wide range of liquid fuels intermediates and petrochemicals. Sasol Synfuels also provides chemical feedstock to, amongst others Sasol Polymers and Sasol Solvents.

Sasol Synfuels sells synthetic fuels, chemical feedstock and industrial pipeline gas under contracts at prices determinable from the agreements. Turnover is recognised for the liquid fuel intermediates and petrochemicals when the title and risks and rewards of ownership pass to the customer, which is when the product has passed over the appropriate weigh bridge or flow meter, prices are fixed or determinable and collectability is reasonably assured.

Sasol Oil

Sasol Oil is responsible for the group’s crude oil refining activities and for blending and marketing of all liquid fuels and lubricants.

Sasol Oil sells liquid fuel products under both short-term and long-term agreements for both retail sales and commercial sales including sales to other oil companies. The prices are regulated and fixed by South African law for retail sales, and the prices are fixed and determinable according to the specific contract with periodic price adjustments for commercial sales and sales to other oil companies. Laboratory tests of the fuel specifications and content are performed prior to delivery. Turnover is recognised under the following arrangements:

•                  Commercial sales transactions and sales to other oil companies: when product is delivered to the customer site, which is the point where the risks and rewards of ownership and title of the product transfer to the customer, and collectability is reasonably assured.

•                  Dealer-owned supply agreements and franchise agreements: upon delivery of the product to the customer, which is the point where the risks and rewards of ownership of the product transfer to the customer. Title under these contracts is retained to enable recovery of the goods in the event of customer default on payment. The title to the good does not enable the group to dispose of the product or rescind the transaction, and cannot prevent the customer from selling the product.

Turnover for the supply of fuel is based on measurement through a flow-meter into customers’ tanks. Shipping and handling costs are included in turnover when billed to customers in conjunction with the sale of a product. The related costs of sales are recognised in the same period as the turnover.

Other

This segment currently includes capitalised costs related to the pre-feasibility study for the expansion of our synthetic fuels capacity in South Africa. Based on the reprioritisation of our capital projects, we have decided to put this project on hold.

International energy cluster

Sasol Synfuels International (SSI)

SSI is responsible for developing, implementing and managing international business ventures based on Sasol’s proprietary technology, through its GTL technology, marketing and support subsidiary. SSI’s primary focus is on securing opportunities to advance Sasol’s GTL ambitions.

SSI is currently involved in two GTL production facilities in Qatar and Nigeria, and is in extended front-end engineering and design in Uzbekistan. SSI is also conducting feasibility studies for GTL facilities at various other locations around the world, including Canada, US.

Turnover is derived from the sale of goods produced by the operating facilities and is recognised when, in accordance with the related contract terms, the title and risks and rewards of ownership pass to the customer, prices are fixed or determinable and collectability is reasonably assured. Shipping and handling costs are included in turnover when billed to customers in conjunction with the sale of the products. Turnover is also derived from the rendering of engineering services to external partners in joint ventures upon the proof of completion of the service.

Sasol Petroleum International (SPI)

SPI manages upstream interests in natural oil and gas exploration, development and production in North America, Africa and the East Asia Pacific region.

SPI sells natural oil and gas to internal customers, under fixed contracts at prices determinable from the agreements, and on the open market.

Chemical cluster

Sasol Polymers

Sasol Polymers focuses on the production of monomers, polypropylene, polyethylene, vinyls and other chemical products through its respective businesses.

Sasol Solvents

Sasol Solvents primarily manufactures and markets globally a range of oxygenated solvents, co-monomers and chemical intermediates to various industries.

Sasol Olefins & Surfactants

Sasol Olefins & Surfactants manufactures and markets globally a diverse range of surfactants, surfactant intermediates, alcohols, monomers and inorganic speciality chemicals.

Other chemical businesses

Other chemical businesses include Sasol Wax (production and marketing of wax and wax related products), Sasol Nitro (production of fertiliser and explosive products), Merisol (manufacturing and marketing of phenolics and cresylics) and Sasol Infrachem (manufacturing of synthesis gas and marketing of ammonia and ammonia derivative products).

The businesses in the chemical cluster sell the majority of their products under contracts at prices determinable from such agreements. Turnover is recognised upon delivery to the customer which in accordance with the related contract terms, is the point at which the title and risks and rewards of ownership transfer to the customer, prices are determinable and collectability is reasonably assured. Turnover on consignment sales is recognised on consumption by the customer, when title and the risks and rewards of ownership pass to the customer, prices are determinable and collectability is reasonably assured. Product quality is safeguarded through quality assurance programmes.

The date of delivery related to the above Chemical cluster is determined in accordance with the contractual agreements entered into with customers which are briefly summarised as follows:

Delivery terms	Title and risks and rewards of ownership pass to the customer
Ex-tank sales	When products are loaded into the customer’s vehicle or unloaded from the seller’s storage tanks.
Ex works (EXW)	When products are loaded into the customers vehicle or unloaded at the sellers premises.
Carriage Paid To (CPT)	On delivery of products to a specified location (main carriage is paid for by the seller).
Free on Board (FOB)	When products are loaded into the transport vehicle — customer is responsible for shipping and handling costs.
Cost Insurance Freight (CIF) and Cost Freight Railage (CFR)	When products are loaded into the transport vehicle — seller is responsible for shipping and handling costs which are included in the selling price.
Proof of Delivery (POD)	When products are delivered to and signed for by the customer.
Consignment Sales	As and when products are consumed by the customer.

Other businesses

Other businesses include the group’s treasury, research and development activities and central administration activities as well as alternative energy activities.

•                  shareholders’ equity, other than attributable earnings for the year, is translated at the closing rate on each reporting date; and

•                  the resulting translation differences are included as other comprehensive income in shareholders’ equity.

Critical accounting estimates and judgements

Management of the group makes estimates and assumptions concerning the future in applying its accounting policies. The resulting accounting estimates may, by definition, not equal the related actual results. Management continually evaluates estimates and judgements based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions are recognised in the period in which the estimates are reviewed and in any future periods affected.

The use of inaccurate assumptions in calculations for any of these estimates could result in a significant impact on financial results.

The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities are included in the following notes:

Critical estimate, judgement or assumption	Note reference
Valuation of share-based payments and key assumptions used	Note 47
Impairment of assets — determination of the recoverable amount and key assumptions used	Note 38
Provision for rehabilitation and environmental costs	Note 20
Valuation of post-retirement obligations and key assumptions used	Note 21
Estimation of useful economic lives of assets	Note 2,3,5
Estimation of oil, gas and coal reserves	Refer to accounting policy on “Exploration, evaluation and development”
Depreciation of coal mining assets	Note 2
Recognition of deferred tax assets	Note 23
Utilisation of tax losses	Note 23
Provisions and contingent liabilities	Note 58

Comparative figures

The comparative figures are reclassified or restated as necessary to afford a proper and more meaningful comparison of results as set out in the affected notes to the financial statements.

With effect from 1 July 2013, the group adopted certain new accounting standards which required retrospective application. Refer to note 1.

Certain additional disclosure has been provided in respect of the current year. To the extent practicable, comparative information has also been provided.

Sasol Limited group

Business segment information

	Property, plant and equipment; assets under construction and other intangible assets			Other non-current assets *#			Current assets *			Total consolidated assets*#			Non-current liabilities *			Current liabilities *			Total consolidated liabilities*
	2014	2013	2012	2014	2013	2012	2014	2013	2012	2014	2013	2012	2014	2013	2012	2014	2013	2012	2014	2013	2012
	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm

South African Energy Cluster	77 111	66 068	57 298	981	919	979	22 169	20 521	17 706	100 261	87 508	75 983	13 019	10 615	11 492	14 857	11 927	10 022	27 876	22 542	21 514
Mining	16 967	12 138	9 764	527	484	482	1 726	1 400	1 148	19 220	14 022	11 394	4 360	1 863	1 924	2 402	1 902	1 419	6 762	3 765	3 343
Gas	7 377	6 710	5 495	—	—	80	754	722	621	8 131	7 432	6 196	636	1 552	1 677	1 787	681	658	2 423	2 233	2 335
Synfuels	46 296	41 168	36 257	34	8	18	3 382	3 073	2 943	49 712	44 249	39 218	5 493	4 899	5 658	3 376	3 228	2 492	8 869	8 127	8 150
Oil	6 384	5 963	5 693	418	427	399	16 307	15 326	12 994	23 109	21 716	19 086	2 530	2 301	2 233	7 292	6 116	5 453	9 822	8 417	7 686
Other	87	89	89	2	—	—	—	—	—	89	89	89	—	—	—	—	—	—	—	—	—
International Energy Cluster	22 483	22 932	17 965	7 365	8 530	7 526	4 112	6 078	4 675	33 960	37 540	30 166	3 693	3 307	1 483	3 818	3 747	3 182	7 511	7 054	4 665
Synfuels International	4 035	2 117	1 679	7 365	8 529	7 523	1 243	1 887	1 260	12 643	12 533	10 462	406	505	329	2 332	2 167	1 708	2 738	2 672	2 037
Petroleum International	18 448	20 815	16 286	—	1	3	2 869	4 191	3 415	21 317	25 007	19 704	3 287	2 802	1 154	1 486	1 580	1 474	4 773	4 382	2 628
Chemicals Cluster	58 986	47 879	39 652	4 623	4 524	6 406	39 019	34 751	27 682	102 628	87 154	73 740	9 615	8 579	6 455	11 468	12 067	8 731	21 083	20 646	15 186
Polymers	15 720	12 721	11 491	1 627	1 879	3 797	6 091	9 039	7 800	23 438	23 639	23 088	435	380	285	1 277	1 591	1 217	1 712	1 971	1 502
Solvents	4 661	8 366	8 654	1 083	933	706	4 263	6 796	5 644	10 007	16 095	15 004	1 077	1 482	1 038	1 282	1 626	1 103	2 359	3 108	2 141
Olefins & Surfactants	21 375	12 119	7 460	841	584	445	18 233	12 485	9 979	40 449	25 188	17 884	5 098	4 040	3 007	6 718	6 488	4 399	11 816	10 528	7 406
Other Chemical Businesses	17 230	14 673	12 047	1 072	1 128	1 458	10 432	6 431	4 259	28 734	22 232	17 764	3 005	2 677	2 125	2 191	2 362	2 012	5 196	5 039	4 137
Other Businesses	6 071	5 393	4 354	1 643	1 133	406	31 521	24 532	10 785	39 235	31 058	15 545	21 928	20 205	9 608	7 754	5 851	4 994	29 682	26 056	14 602

Total	164 651	142 272	119 269	14 612	15 106	15 317	96 821	85 882	60 848	276 084	243 260	195 434	48 255	42 706	29 038	37 897	33 592	26 929	86 152	76 298	55 967

* Excludes tax and deferred tax.

# Excludes post-retirement benefit assets.

2013 and 2012 have been restated to reflect the adoption of the consolidation suite of accounting standards (refer note 1).

Sasol Limited group

Business segment information

	External turnover			Intersegmental turnover			Total turnover			Effect of remeasurement items for subsidiaries and joint operations (refer note 38)			Effect of remeasurement items for equity accounted joint ventures and associates (refer note 38)			Operating profit / (loss) after remeasurement items			Attributable to owners of Sasol Limited
	2014	2013	2012	2014	2013	2012	2014	2013	2012	2014	2013	2012	2014	2013	2012	2014	2013	2012	2014	2013	2012
	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm

South African Energy Cluster	87 255	74 500	73 844	84 527	71 454	59 256	171 782	145 954	133 100	(84)	160	324	—	—	—	41 147	36 616	28 645	28 512	25 300	18 562
Mining	2 154	1 833	2 256	11 980	10 491	8 416	14 134	12 324	10 672	7	7	61	—	—	—	2 453	2 214	2 287	1 593	1 399	1 376
Gas	4 775	4 398	3 840	4 580	3 683	2 938	9 355	8 081	6 778	(450)	—	11	—	—	—	4 175	3 919	2 840	2 419	2 408	1 554
Synfuels	494	1 630	1 509	67 160	56 645	47 282	67 654	58 275	48 791	331	77	238	—	—	—	32 988	28 624	22 095	23 670	20 473	14 884
Oil	79 832	66 639	66 239	807	635	620	80 639	67 274	66 859	28	76	14	—	—	—	1 531	1 859	1 425	830	1 020	750
Other	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(2)	—	—	(2)
International Energy Cluster	3 715	3 058	2 445	2 218	1 457	1 468	5 933	4 515	3 913	5 747	421	1 609	13	—	34	(6 916)	(2 877)	(2 773)	(4 208)	(1 098)	(861)
Synfuels International	725	881	667	—	—	135	725	881	802	275	(7)	—	13	—	34	(935)	(991)	(837)	2 684	1 552	1 813
Petroleum International	2 990	2 177	1 778	2 218	1 457	1 333	5 208	3 634	3 111	5 472	428	1 609	—	—	—	(5 981)	(1 886)	(1 936)	(6 892)	(2 650)	(2 674)
Chemicals Cluster	111 660	92 320	82 719	8 337	6 623	6 446	119 997	98 943	89 165	1 908	2 256	(177)	—	3 538	49	8 407	3 022	4 522	6 937	1 764	5 908
Polymers	20 998	17 611	15 794	147	148	128	21 145	17 759	15 922	171	22	1	—	3 550	61	(767)	(1 506)	(1 020)	(339)	(1 775)	1 614
Solvents	16 331	18 951	17 020	1 975	1 777	1 484	18 306	20 728	18 504	1 509	341	83	—	—	—	200	825	1 381	(51)	630	963
Olefins & Surfactants	55 257	40 580	37 044	814	698	654	56 071	41 278	37 698	146	64	(179)	—	—	—	5 336	3 580	3 193	3 847	2 619	2 733
Other Chemical Businesses	19 074	15 178	12 861	5 401	4 000	4 180	24 475	19 178	17 041	82	1 829	(82)	—	(12)	(12)	3 638	123	968	3 480	290	598
Other Businesses	53	13	106	1 010	355	11	1 063	368	117	58	112	21	—	—	—	(964)	2 018	1 355	(1 661)	308	(29)

Total	202 683	169 891	159 114	96 092	79 889	67 181	298 775	249 780	226 295	7 629	2 949	1 777	13	3 538	83	41 674	38 779	31 749	29 580	26 274	23 580

2013 and 2012 have been restated to reflect the adoption of the consolidation suite of accounting standards (refer note 1).

Sasol Limited group

Business segment information

	Cash flow information									Capital commitments- subsidiaries and joint operations			Capital commitments - equity accounted joint ventures
	Cash flow from operations (refer note 51)			Depreciation and amortisation			Additions to non-current assets			Property, plant and equipment			Property, plant and equipment
	2014	2013	2012	2014	2013	2012	2014	2013	2012	2014	2013	2012	2014	2013	2012
	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm

South African Energy Cluster	48 166	41 264	34 328	(6 419)	(5 225)	(4 079)	17 160	14 431	11 590	22 804	29 932	29 523	14	18	10
Mining	3 921	3 386	3 301	(1 211)	(999)	(803)	5 837	3 482	2 849	7 532	9 751	10 165	—	—	—
Gas	4 186	4 253	3 107	(429)	(322)	(290)	1 028	1 401	820	1 303	2 291	1 259	—	—	—
Synfuels	38 217	31 169	25 945	(4 181)	(3 339)	(2 467)	9 264	8 244	6 716	13 023	16 567	16 680	—	—	—
Oil	1 842	2 456	1 977	(598)	(565)	(519)	1 031	1 304	1 205	946	1 323	1 419	14	18	10
Other	—	—	(2)	—	—	—	—	—	—	—	—	—	—	—	—
International Energy Cluster	2 288	1 447	1 131	(2 782)	(2 619)	(1 815)	6 447	4 592	7 655	14 889	11 947	3 369	733	532	514
Synfuels International	(371)	(295)	(530)	(105)	(96)	(63)	1 883	528	94	8 250	6 594	165	733	532	514
Petroleum International	2 659	1 742	1 661	(2 677)	(2 523)	(1 752)	4 564	4 064	7 561	6 639	5 353	3 204	—	—	—
Chemicals Cluster	15 826	8 293	7 296	(3 730)	(2 807)	(2 549)	13 593	9 589	7 520	20 447	22 658	10 351	17	67	255
Polymers	1 621	(680)	(300)	(937)	(685)	(619)	3 382	1 819	869	6 169	5 854	1 426	14	63	190
Solvents	2 332	1 913	2 051	(451)	(612)	(599)	567	525	497	244	1 520	181	—	—	5
Olefins & Surfactants	7 201	4 681	3 868	(1 495)	(933)	(841)	6 137	3 638	1 745	8 016	9 247	4 205	—	—	—
Other Chemical Businesses	4 672	2 379	1 677	(847)	(577)	(490)	3 507	3 607	4 409	6 018	6 037	4 539	3	4	60
Other Businesses	1 312	4 180	1 948	(585)	(470)	(399)	1 579	1 802	1 774	918	1 524	1 498	—	—	—

Total	67 592	55 184	44 703	(13 516)	(11 121)	(8 842)	38 779	30 414	28 539	59 058	66 061	44 741	764	617	779

2013 and 2012 have been restated to reflect the adoption of the consolidation suite of accounting standards (refer note 1).

Sasol Limited group

Geographic information

	Total turnover			External turnover (by location of customer)			Operating profit / (loss) after remeasurement items			Total consolidated assets* #			Additions to non-current assets (by location of assets)			Capital commitments - property, plant and equipment (subsidiaries and joint operations)			Capital commitments - property, plant and equipment (equity accounted joint ventures)
	2014	2013	2012	2014	2013	2012	2014	2013	2012	2014	2013	2012	2014	2013	2012	2014	2013	2012	2014	2013	2012
	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm

South Africa	198 842	166 595	149 214	104 671	88 484	84 006	37 918	34 296	27 306	159 741	145 217	123 034	22 020	18 793	18 522	29 305	35 640	37 137	3	3	37

Rest of Africa	8 458	6 979	6 679	8 458	6 939	6 601	2 029	647	600	14 986	12 355	11 053	2 565	3 058	871	4 747	5 253	1 038	14	18	10
Mozambique	606	466	266	606	466	191	1 175	439	224	11 334	8 615	6 335	1 880	2 587	672	3 427	3 694	639	14	18	10
Nigeria	1 426	944	759	1 426	944	756	689	(305)	(127)	1 471	1 918	3 347	53	8	46	107	21	64	—	—	—
Rest of Africa	6 426	5 569	5 654	6 426	5 529	5 654	165	513	503	2 181	1 822	1 371	632	463	153	1 213	1 538	335	—	—	—

Europe	43 433	36 155	35 397	42 565	35 290	34 338	3 366	668	2 551	47 058	32 923	24 801	2 181	1 342	910	1 825	1 547	1 630	—	—	5
Germany	11 027	9 098	8 842	10 176	8 253	7 816	1 847	458	737	16 091	11 478	8 990	1 469	962	616	995	1 316	1 464	—	—	5
Rest of Europe	32 406	27 057	26 555	32 389	27 037	26 522	1 519	210	1 814	30 967	21 445	15 811	712	380	294	830	231	166	—	—	—

North America	26 588	20 955	18 394	25 803	20 278	17 888	(2 674)	1 298	(49)	39 222	34 696	20 598	11 981	7 195	7 936	22 742	23 610	4 930	—	—	23
United States of America	23 161	18 098	16 423	22 376	17 421	15 917	4 137	2 870	2 077	26 130	17 495	7 289	8 397	4 017	1 055	19 885	20 803	2 753	—	—	23
Canada	1 741	1 382	666	1 741	1 382	666	(6 936)	(1 800)	(2 272)	12 927	16 829	13 181	3 584	3 178	6 881	2 857	2 807	2 177	—	—	—
Rest of North America	1 686	1 475	1 305	1 686	1 475	1 305	125	228	146	165	372	128	—	—	—	—	—	—	—	—	—

South America	3 191	2 894	2 173	3 191	2 894	2 174	114	226	193	587	525	454	—	1	—	—	—	—	—	—	—

Southeast Asia and Australasia	4 407	3 982	3 534	4 309	3 897	3 427	441	614	276	2 662	2 125	1 843	2	1	283	439	—	—	—	63	12

Middle East and India	5 949	5 312	3 916	5 949	5 312	3 791	27	384	321	8 619	12 921	11 570	1	16	6	—	—	—	733	533	692

Far East	7 907	6 908	6 988	7 737	6 797	6 889	453	646	551	3 209	2 498	2 081	29	8	11	—	11	6	14	—	—

	298 775	249 780	226 295	202 683	169 891	159 114	41 674	38 779	31 749	276 084	243 260	195 434	38 779	30 414	28 539	59 058	66 061	44 741	764	617	779

* Excludes tax and deferred tax.

# Excludes post-retirement benefit assets.

2013 and 2012 have been restated to reflect the adoption of the consolidation suite of accounting standards (refer note 1).

Sasol Limited group

Notes to the financial statements

CHANGES TO COMPARATIVE INFORMATION

NOTE

NEW ACCOUNTING STANDARDS	1

Sasol Limited group

Notes to the financial statements

1                                         NEW ACCOUNTING STANDARDS

The consolidation suite of accounting standards, namely IFRS 10, Consolidated Financial Statements (IFRS 10), as amended, IFRS 11, Joint Arrangements (IFRS 11), as amended, and IFRS 12, Disclosure of Interests in Other Entities (IFRS 12), as amended became effective for annual periods beginning on or after 1 January 2013.

IFRS 10 Consolidated Financial Statements and IAS 27 Separate Financial Statements

IFRS 10 replaced IAS 27, Consolidated and Separate Financial Statements, that addresses the accounting for consolidated financial statements and SIC-12, Consolidation — Special Purpose Entities. The new standard changed the definition of control such that an investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to control those returns through its power over the investee.

The adoption of IFRS 10 has resulted in an existing subsidiary, National Petroleum Refiners of South Africa (Pty) Ltd (Natref), in which the group has a 64% interest, being accounted for as a joint operation using the line-by-line consolidation method.

No material subsidiaries within the group were affected. The group has applied IFRS 10 retrospectively in accordance with the transitional provisions and the 2013 and 2012 results have been restated accordingly. There is no significant impact on the net assets or underlying earnings of the group as a result of the adoption of IFRS 10.

IFRS 11 Joint Arrangements and IAS 28 Investments in Associates and Joint Ventures

IFRS 11 replaces IAS 31, Interests in Joint Ventures, and SIC-13, Jointly-controlled Entities — Non-monetary Contributions by Venturers.

The new standard changed the classifications for joint arrangements and removed the option to account for joint ventures using proportionate consolidation. Under IFRS 11, investments in joint arrangements are classified as either joint ventures or joint operations based on the rights and obligations of the parties to the arrangement, the legal form of the joint arrangement and when relevant, other facts and circumstances.

In a joint venture, the parties sharing joint control of the arrangement have rights to the net assets and must account for their interests in the arrangement using the equity method. In a joint operation, the parties have rights to the assets and obligations for the liabilities and must account for the assets and liabilities, revenues and expenses for which they have rights or obligations including their share of such items held or incurred jointly.

The application of this standard has resulted in the following significant changes:

	% of equity owned	Previous accounting treatment	Revised accounting treatment
ORYX GTL Limited	49	Proportionately consolidated	Equity accounted
Sasol-Huntsman GmbH & co KG	50	Proportionately consolidated	Equity accounted
Petronas Chemicals LDPE Sdn Bhd	40	Proportionately consolidated	Equity accounted
Uzbekistan GTL LLC	44,5	Proportionately consolidated	Equity accounted
Arya Sasol Polymer Company (ASPC) (1)	50	Proportionately consolidated	Equity accounted
Merisol LP (2)	50	Proportionately consolidated	Equity accounted
Sasol Dyno Nobel (Pty) Ltd	50	Proportionately consolidated	Equity accounted
Petromoc e Sasol SARL	49	Proportionately consolidated	Equity accounted
Spring Lights Gas (Pty) Ltd	49	Proportionately consolidated	Equity accounted

(1) The group disposed of its investment in Arya Sasol Polymer Company in August 2013. The relevant prior periods have been restated to account for this investment in accordance with IFRS 11 as an equity accounted joint venture.

(2) In December 2012, Sasol acquired the remaining 50% shareholding in Merisol. Accordingly, this investment was accounted for as a 100% subsidiary from 31 December 2012.

The group has applied IFRS 11 retrospectively in accordance with the transitional provisions and the 2013 and 2012 results have been restated accordingly. There is no significant impact on the net assets or underlying earnings of the group as a result of the adoption of IFRS 11.

IFRS 12 Disclosure of Interests in Other Entities

IFRS 12 sets out the requirements for disclosures relating to an entity’s interests in subsidiaries (including related non-controlling interests), joint arrangements, associates and structured entities. These disclosures are reflected within the relevant notes to the financial statements. The group has applied IFRS 12 retrospectively in accordance with the transitional provisions, and the 2013 and 2012 results have been restated accordingly.

Impact of adopting new accounting standards

The adoption of IFRS 10 and 11 did not have a significant impact on the statement of changes in equity, the statement of comprehensive income, earnings per share and diluted earnings per share for the years ended 30 June 2013 and 30 June 2012. The reportable segments have been restated to reflect the adoption of the new accounting standards.

IAS 1, Presentation of Financial Statements requires an opening balance sheet as at 1 July 2012 where there has been a retrospective change in accounting policies. References to 2012 in relation to the statement of financial position are therefore to 1 July 2012. References to 2012 in respect of the income statement, statement of comprehensive income, statement of changes in equity and statement of cash flows are to the year ended 30 June 2012.

The impact of adopting IFRS 10 and IFRS 11 on the comparative financial statements is set out in the tables below:

Sasol Limited group

Notes to the financial statements

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

at 30 June 2013

	As previously reported	Effect of adopting IFRS 10 and IFRS 11	Restated
	Rm	Rm	Rm
ASSETS
Property, plant and equipment	108 070	(7 081)	100 989
Assets under construction	41 244	(1 379)	39 865
Investments in equity accounted joint ventures	—	8 636	8 636
Investments in associates	2 676	12	2 688
Other non-current assets (1)	7 903	22	7 925
Non-current assets	159 893	210	160 103
Inventories	24 056	(1 437)	22 619
Trade and other receivables (2)	29 003	(663)	28 340
Cash and restricted cash	32 713	(1 410)	31 303
Other current assets (3)	3 830	(30)	3 800
Current assets	89 602	(3 540)	86 062
Total assets	249 495	(3 330)	246 165
EQUITY AND LIABILITIES
Shareholders’ equity	149 625	(42)	149 583
Non-controlling interests	3 650	(340)	3 310
Total equity	153 275	(382)	152 893
Long-term debt	22 357	(1 017)	21 340
Long-term provisions	12 397	(169)	12 228
Other non-current liabilities (4)	25 341	(631)	24 710
Non-current liabilities	60 095	(1 817)	58 278
Trade payables and accrued expenses	21 199	(237)	20 962
Short-term debt	1 701	(136)	1 565
Other current liabilities (5)	13 225	(758)	12 467
Current liabilities	36 125	(1 131)	34 994
Total equity and liabilities	249 495	(3 330)	246 165

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

at 30 June 2012

	As previously reported	Effect of adopting IFRS 10 and IFRS 11	Restated
	Rm	Rm	Rm
ASSETS
Property, plant and equipment	95 872	(10 658)	85 214
Assets under construction	33 585	(473)	33 112
Investments in equity accounted joint ventures	—	9 588	9 588
Investments in associates	2 560	11	2 571
Other non-current assets (1)	6 265	(337)	5 928
Non-current assets	138 282	(1 869)	136 413
Inventories	20 668	(1 748)	18 920
Trade and other receivables (2)	26 299	(656)	25 643
Cash and restricted cash	18 060	(1 897)	16 163
Other current assets (3)	444	—	444
Current assets	65 471	(4 301)	61 170
Total assets	203 753	(6 170)	197 583
EQUITY AND LIABILITIES
Shareholders’ equity	125 234	(38)	125 196
Non-controlling interests	3 080	(334)	2 746
Total equity	128 314	(372)	127 942
Long-term debt	12 828	(1 239)	11 589
Long-term provisions	10 518	(234)	10 284
Other non-current liabilities (4)	21 204	(859)	20 345
Non-current liabilities	44 550	(2 332)	42 218
Trade payables and accrued expenses	17 559	(336)	17 223
Short-term debt	3 072	(1 855)	1 217
Other current liabilities (5)	10 258	(1 275)	8 983
Current liabilities	30 889	(3 466)	27 423
Total equity and liabilities	203 753	(6 170)	197 583

(1) Other non-current assets comprise of goodwill, other intangible assets, investment in securities, post-retirement benefit assets, long-term receivables and prepaid expenses, long-term financial assets and deferred tax.

(2) Trade and other receivables comprise tax receivable, trade receivables and other receivables and prepaid expenses.

(3) Other current assets comprise of assets in a disposal group held for sale and short-term financial assets.

(4) Other non-current liabilities comprise long-term financial liabilities, post-retirement benefit obligations, long-term deferred income and deferred tax liabilities.

(5) Other current liabilities comprise short-term financial liabilities, short-term provisions, short-term deferred income, tax payable, other payables and bank overdraft.

Sasol Limited group

Notes to the financial statements

CONSOLIDATED INCOME STATEMENT

for the year ended 30 June 2013

	As previously reported	Effect of adopting IFRS 10 and IFRS 11	Restated
	Rm	Rm	Rm
Turnover	181 269	(11 378)	169 891
Materials, energy and consumables used	(77 538)	921	(76 617)
Selling and distribution costs	(5 371)	269	(5 102)
Maintenance expenditure	(7 544)	301	(7 243)
Employee related expenditure	(23 476)	999	(22 477)
Exploration expenditure and feasibility costs	(1 354)	(15)	(1 369)
Depreciation and amortisation	(12 030)	909	(11 121)
Other expenses, net	(6 841)	2 607	(4 234)
Translation gains	899	1 993	2 892
Other operating expenses	(9 692)	803	(8 889)
Other operating Income	1 952	(189)	1 763

Operating profit before remeasurement items	47 115	(5 387)	41 728
Remeasurement items	(6 487)	3 538	(2 949)
Operating profit after remeasurement items	40 628	(1 849)	38 779
Share of profits of equity accounted joint ventures, net of tax	—	1 562	1 562
Share of profits of associates, net of tax	445	59	504
Profit from operations, joint ventures and associates	41 073	(228)	40 845
Net finance costs	(1 294)	155	(1 139)
Profit before tax	39 779	(73)	39 706
Taxation	(12 597)	2	(12 595)
Profit for the year	27 182	(71)	27 111
Attributable to
Owners of Sasol Limited	26 278	(4)	26 274
Non-controlling interests in subsidiaries	904	(67)	837
	27 182	(71)	27 111

CONSOLIDATED INCOME STATEMENT

for the year ended 30 June 2012

	As previously reported	Effect of adopting IFRS 10 and IFRS 11	Restated
	Rm	Rm	Rm
Turnover	169 446	(10 332)	159 114
Materials, energy and consumables used	(80 410)	1 699	(78 711)
Selling and distribution costs	(4 621)	435	(4 186)
Maintenance expenditure	(7 421)	274	(7 147)
Employee related expenditure	(19 465)	857	(18 608)
Exploration expenditure and feasibility costs	(1 045)	2	(1 043)
Depreciation and amortisation	(9 651)	809	(8 842)
Other expenses, net	(8 215)	1 164	(7 051)
Translation gains	243	496	739
Other operating expenses	(9 874)	683	(9 191)
Other operating Income	1 416	(15)	1 401

Operating profit before remeasurement items	38 618	(5 092)	33 526
Remeasurement items	(1 860)	83	(1 777)
Operating profit after remeasurement items	36 758	(5 009)	31 749
Share of profits of equity accounted joint ventures, net of tax	—	4 545	4 545
Share of profits of associates, net of tax	479	(63)	416
Profit from operations, joint ventures and associates	37 237	(527)	36 710
Net finance costs	(1 234)	227	(1 007)
Profit before tax	36 003	(300)	35 703
Taxation	(11 746)	245	(11 501)
Profit for the year	24 257	(55)	24 202
Attributable to
Owners of Sasol Limited	23 583	(3)	23 580
Non-controlling interests in subsidiaries	674	(52)	622
	24 257	(55)	24 202

Sasol Limited group

Notes to the financial statements

CONSOLIDATED STATEMENT OF CASH FLOWS

for the year ended 30 June 2013

	As previously reported	Effect of adopting IFRS 10 and IFRS 11	Restated
	Rm	Rm	Rm
Cash generated by operating activities	59 267	(7 361)	51 906
Net finance income	415	5 125	5 540
Tax paid	(10 448)	81	(10 367)
Dividends paid	(10 787)	—	(10 787)
Cash retained from operating activities	38 447	(2 155)	36 292

Additions to non-current assets	(32 288)	1 874	(30 414)
Acquisition of new or additional interests in joint ventures	(730)	(415)	(1 145)
Acquisition of new or additional investments in associates	(200)	—	(200)
Other net cash flows from investing activities	1 169	(243)	926
Cash used in investing activities	(32 049)	1 216	(30 833)

Share capital issued on implementation of share options	727	—	727
Contributions from non-controlling shareholders in subsidiaries	37	—	37
Dividends paid to non-controlling shareholders in subsidiaries	(358)	61	(297)
Net movement in long-term debt	8 128	(294)	7 834
Net movement in short-term debt	215	—	215
Cash generated by financing activities	8 749	(233)	8 516

Translation effects on cash and cash equivalents of foreign operations	1 267	(684)	583
Increase in cash and cash equivalents	16 414	(1 856)	14 558
Cash and cash equivalents at beginning of year	17 838	(1 841)	15 997
Net reclassification to held for sale	(2 286)	2 286	—
Cash and cash equivalents at end of year	31 966	(1 411)	30 555

CONSOLIDATED STATEMENT OF CASH FLOWS

for the year ended 30 June 2012

	As previously reported	Effect of adopting IFRS 10 and IFRS 11	Restated
	Rm	Rm	Rm
Cash generated by operating activities	47 901	(7 040)	40 861
Net finance income	483	5 609	6 092
Tax paid	(10 760)	148	(10 612)
Dividends paid	(9 600)	—	(9 600)
Cash retained from operating activities	28 024	(1 283)	26 741

Additions to non-current assets	(29 160)	621	(28 539)
Acquisition of new or additional interests in joint ventures	(24)	(400)	(424)
Acquisition of new or additional investments in associates	(81)	—	(81)
Other net cash flows from investing activities	1 649	872	2 521
Cash used in investing activities	(27 616)	1 093	(26 523)

Share capital issued on implementation of share options	325	—	325
Contributions from non-controlling shareholders in subsidiaries	11	—	11
Dividend paid to non-controlling shareholders in subsidiaries	(394)	64	(330)
Net movement in long-term debt	(859)	(329)	(1 188)
Net movement in short-term debt	(112)	73	(39)
Cash used in financing activities	(1 029)	(192)	(1 221)

Translation effects on cash and cash equivalents of foreign operations	649	(73)	576
Increase / (decrease) in cash and cash equivalents	28	(455)	(427)
Cash and cash equivalents at beginning of year	17 810	(1 386)	16 424
Cash and cash equivalents at end of year	17 838	(1 841)	15 997

Sasol Limited group

Notes to the financial statements

NON-CURRENT ASSETS

		2014	2013	2012
	NOTE	Rm	Rm	Rm

PROPERTY, PLANT AND EQUIPMENT	2	111 449	100 989	85 214

ASSETS UNDER CONSTRUCTION	3	51 320	39 865	33 112

GOODWILL	4	644	574	539

OTHER INTANGIBLE ASSETS	5	1 882	1 418	943

INVESTMENTS IN SECURITIES	6	876	783	711

INVESTMENTS IN EQUITY ACCOUNTED JOINT VENTURES	7	8 280	8 636	9 588

INVESTMENTS IN ASSOCIATES	8	1 877	2 688	2 571

POST-RETIREMENT BENEFIT ASSETS	9	487	407	313

LONG-TERM RECEIVABLES AND PREPAID EXPENSES	10	2 922	2 174	1 714

LONG-TERM FINANCIAL ASSETS	11	13	251	194

DEFERRED TAX ASSETS	23	3 143	2 318	1 514

		182 893	160 103	136 413

Sasol Limited group

Notes to the financial statements

2            PROPERTY, PLANT AND EQUIPMENT

		2014	2013	2012
	Note	Rm	Rm	Rm

Cost
Balance at beginning of year		184 701	154 618	131 177
Acquisition of businesses	56	159	793	—
Additions		4 977	4 179	3 087
to sustain existing operations		4 111	3 415	2 488
to expand operations		866	764	599
Transfer from assets under construction	3	20 801	20 129	21 678
Net transfer to other intangible assets	5	—	—	(1)
Net transfer to inventory		(3)	(44)	(3)
Reduction in capitalised rehabilitation provision		(65)	(203)	—
Reclassification (to) / from held for sale		(592)	(3)	22
Translation of foreign operations	48	5 460	8 740	3 188
Disposal of businesses	57	(2 250)	(193)	(314)
Disposals and scrapping		(3 252)	(3 315)	(4 216)
Balance at end of year		209 936	184 701	154 618
Comprising
Land		2 671	2 031	1 128
Buildings and improvements		9 147	8 409	6 896
Retail convenience centres		1 540	1 444	1 435
Plant, equipment and vehicles		157 655	140 713	120 289
Mineral assets		38 923	32 104	24 870
		209 936	184 701	154 618
Accumulated depreciation and impairment
Balance at beginning of year		83 712	69 404	61 876
Current year charge	51	13 199	10 912	8 651
Impairment of property, plant and equipment	38	3 289	206	572
Reversal of impairment of property, plant and equipment	38	—	(8)	—
Net transfer from / (to) inventory		9	(6)	—
Reclassification (to) / from held for sale		(266)	—	12
Translation of foreign operations	48	3 752	5 991	2 255
Disposal of businesses	57	(2 250)	(123)	(178)
Disposals and scrapping		(2 958)	(2 664)	(3 784)
Balance at end of year		98 487	83 712	69 404
Comprising
Land		274	278	206
Buildings and improvements		4 518	4 156	3 405
Retail convenience centres		600	530	463
Plant, equipment and vehicles		73 541	65 577	55 700
Mineral assets		19 554	13 171	9 630
		98 487	83 712	69 404
Carrying value
Land		2 397	1 753	922
Buildings and improvements		4 629	4 253	3 491
Retail convenience centres		940	914	972
Plant, equipment and vehicles		84 114	75 136	64 589
Mineral assets		19 369	18 933	15 240
Balance at end of year		111 449	100 989	85 214

Sasol Limited group

Notes to the financial statements

2            PROPERTY, PLANT AND EQUIPMENT

	Land	Buildings and improvements	Retail convenience centres	Plant, equipment and vehicles	Mineral assets	Total
	Rm	Rm	Rm	Rm	Rm	Rm

Cost
Balance at 30 June 2012	1 128	6 896	1 435	120 289	24 870	154 618
Acquisition of businesses	110	5	—	678	—	793
Additions	555	94	30	999	2 501	4 179
to sustain existing operations	21	74	—	819	2 501	3 415
to expand operations	534	20	30	180	—	764
Reclassification of property, plant and equipment	(1)	28	—	(27)	—	—
Reduction in capitalised rehabilitation provision	—	—	—	(47)	(156)	(203)
Transfer from assets under construction	67	828	5	15 334	3 895	20 129
Net transfer from / (to) inventory	—	3	—	(47)	—	(44)
Reclassification to held for sale	(3)	—	—	—	—	(3)
Translation of foreign operations	186	650	—	6 284	1 620	8 740
Disposal of businesses	(3)	(29)	—	(161)	—	(193)
Disposals and scrapping	(8)	(66)	(26)	(2 589)	(626)	(3 315)
Balance at 30 June 2013	2 031	8 409	1 444	140 713	32 104	184 701
Acquisition of businesses	—	72	—	87		159
Additions	624	130	71	1 201	2 951	4 977
to sustain existing operations	—	128	—	1 032	2 951	4 111
to expand operations	624	2	71	169	—	866
Reclassification of property, plant and equipment	5	(18)	—	13	—	—
Reduction in capitalised rehabilitation provision	—	—	—	(7)	(58)	(65)
Transfer from assets under construction	—	513	26	16 491	3 771	20 801
Net transfer to inventory	—	—	—	(3)	—	(3)
Reclassification to held for sale	(47)	(3)	(1)	(541)	—	(592)
Translation of foreign operations	168	418	—	3 998	876	5 460
Disposal of businesses	(107)	(302)	—	(1 841)	—	(2 250)
Disposals and scrapping	(3)	(72)	—	(2 456)	(721)	(3 252)
Balance at 30 June 2014	2 671	9 147	1 540	157 655	38 923	209 936

Accumulated depreciation and impairment
Balance at 30 June 2012	206	3 405	463	55 700	9 630	69 404
Current year charge	—	258	79	7 125	3 450	10 912
Net impairment of property, plant and equipment	20	16	(3)	165	—	198
Reclassification of property, plant and equipment	—	1	—	(1)	—	—
Net transfer to inventory	—	—	—	(6)	—	(6)
Translation of foreign operations	52	513	—	4 721	705	5 991
Disposal of businesses	—	(14)	—	(109)	—	(123)
Disposals and scrapping	—	(23)	(9)	(2 018)	(614)	(2 664)
Balance at 30 June 2013	278	4 156	530	65 577	13 171	83 712
Current year charge	—	328	63	9 011	3 797	13 199
Net impairment of property, plant and equipment	67	63	7	323	2 829	3 289
Net transfer from inventory	—	—	—	9	—	9
Reclassification to held for sale	—	—	—	(266)	—	(266)
Translation of foreign operations	36	320	—	2 929	467	3 752
Disposal of businesses	(107)	(302)	—	(1 841)	—	(2 250)
Disposals and scrapping	—	(47)	—	(2 201)	(710)	(2 958)
Balance at 30 June 2014	274	4 518	600	73 541	19 554	98 487
Carrying value at 30 June 2014	2 397	4 629	940	84 114	19 369	111 449
Carrying value at 30 June 2013	1 753	4 253	914	75 136	18 933	100 989
Carrying value at 30 June 2012	922	3 491	972	64 589	15 240	85 214

Sasol Limited group

Notes to the financial statements

	2014	2013	2012
	Rm	Rm	Rm
Business segmentation
South African Energy Cluster	56 662	51 957	43 467
Mining	10 578	8 816	6 823
Gas	5 941	5 724	4 325
Synfuels	34 499	31 965	28 206
Oil	5 557	5 363	4 024
Other	87	89	89
International Energy Cluster	12 729	13 426	11 385
Synfuels International	2 233	1 784	1 660
Petroleum International	10 496	11 642	9 725
Chemicals Cluster	38 695	32 392	28 384
Polymers	11 700	9 456	9 628
Solvents	4 261	7 824	8 308
Olefins & Surfactants	14 929	7 631	5 553
Other Chemical Businesses	7 805	7 481	4 895
Other Businesses	3 363	3 214	1 978
Total operations	111 449	100 989	85 214

		2014	2013	2012
	Note	Rm	Rm	Rm
Additions to property, plant and equipment (cash flow)

Current year additions		4 977	4 179	3 087
Adjustments for non-cash items
movement in environmental provisions capitalised		(589)	(1 135)	(518)
land acquired under option prepaid in prior year		(61)	—	—

Per the statement of cash flows		4 327	3 044	2 569

Additional disclosures

Leased assets
Carrying value of capitalised leased assets (included in plant, equipment and vehicles)		1 084	831	905
cost		1 725	1 314	1 369
accumulated depreciation		(641)	(483)	(464)

Finance lease additions included in additions above		96	60	102

Carrying value of assets committed as security for debt	18	8 682	8 225	7 780

Depreciation rates for property, plant and equipment are noted in the accounting policies.

	2014	2013	2012
	Rm	Rm	Rm
Capital commitments (excluding equity accounted joint ventures and associates)

Capital commitments, excluding capitalised interest, include all projects for which specific board approval has been obtained up to the reporting date. Projects still under investigation for which specific board approvals have not yet been obtained are excluded from the following:

Authorised and contracted for	66 491	62 330	49 098
Authorised but not yet contracted for	44 951	44 244	28 052
Less expenditure to the end of year	(52 384)	(40 513)	(32 409)
	59 058	66 061	44 741

to sustain existing operations	30 886	29 892	27 047
to expand operations	28 172	36 169	17 694

Estimated expenditure
Within one year	38 942	40 923	23 668
One to five years	20 088	25 120	21 059
More than five years	28	18	14
	59 058	66 061	44 741

Sasol Limited group

Notes to the financial statements

	2014	2013	2012
	Rm	Rm	Rm
Business segmentation
South African Energy Cluster	22 804	29 932	29 523
Mining	7 532	9 751	10 165
Gas	1 303	2 291	1 259
Synfuels	13 023	16 567	16 680
Oil	946	1 323	1 419
International Energy Cluster	14 889	11 947	3 369
Synfuels International	8 250	6 594	165
Petroleum International	6 639	5 353	3 204
Chemicals Cluster	20 447	22 658	10 351
Polymers	6 169	5 854	1 426
Solvents	244	1 520	181
Olefins & Surfactants	8 016	9 247	4 205
Other Chemical Businesses	6 018	6 037	4 539
Other Businesses	918	1 524	1 498
Total operations	59 058	66 061	44 741

		2014	2013	2012
		Rm	Rm	Rm
Capital commitments in excess of R500 million at 30 June comprise of:
Project	Business unit
Shondoni colliery to maintain Middelbult colliery	Mining	2 824	3 920	4 782
Impumelelo colliery to maintain Brandspruit colliery operation	Mining	1 611	2 749	3 697
Tweedraai project	Mining	642	1 228	—
Coal mining rights	Mining	524	488	465
Looplines project	Gas	960	1 574	—
Gas heated heat exchange reformers	Synfuels	472	679	723
Reduction of volatile organic compounds emissions	Synfuels	1 219	958	1 355
Coal tar filtration east unit	Synfuels	1 816	1 218	1 503
SASOL® Fixed bed, dry bottom gasifiers	Synfuels	111	624	813
Water recovery facility for Growth programme 1A	Synfuels	96	533	1 038
Shutdown and major statutory maintenance	Synfuels	3 513	3 525	1 892
Replacement of tar tanks and separators	Synfuels	917	1 388	1 859
Selective catalytic cracker - baseline optimisation project	Synfuels	390	514	624
Four synthol catalyst reduction reactors replacement	Synfuels	304	510	62
Replacement of steam turbines at steam plants	Synfuels	430	502	586
Clean Fuels 2 Project	Synfuels and Oil	336	833	250
Mozambique exploration and development	Petroleum International	721	1 388	628
Gabon exploration and development	Petroleum International	1 180	1 457	281
Canadian shale gas exploration and development	Petroleum International	2 857	2 395	2 177
Mozambique low pressure compression project	Petroleum International	505	—	—
C3 Stabilisation project	Polymers	863	450	939
Fischer-Tropsch wax expansion project	Other Chemical Businesses	3 863	4 488	3 181
Ethane cracker and downstream derivatives project in North America	Chemical Businesses	7 383	12 849	—
High density polyethylene plant	Polymers	2 861	—	—
Gas-to-liquids project in North America	Synfuels International	8 295	6 085	—
Mozambique plant - Central Termica de Ressano Garcia (CTRG)	Other Businesses	333	643	—

Sasol Limited group

Notes to the financial statements

3            ASSETS UNDER CONSTRUCTION

		2014	2013	2012
	Note	Rm	Rm	Rm
Cost
Balance at beginning of year		39 865	33 112	29 382
Acquisition of businesses	56	—	82	—
Additions		34 341	27 755	26 123
to sustain existing operations		16 327	12 649	9 245
to expand operations		18 014	15 106	16 878
Finance costs capitalised	42	530	300	15
Impairment of assets under construction	38	(2 625)	(2 096)	(879)
Write-off of unsuccessful exploration wells	38	(43)	(469)	(270)
Reduction in capitalised rehabilitation provision		(61)	—	—
Reclassification from inventories		108	—	—
Projects capitalised		(21 260)	(20 484)	(21 849)
property, plant and equipment	2	(20 801)	(20 129)	(21 678)
other intangible assets	5	(459)	(355)	(171)
Reclassification to held for sale		(245)	—	—
Translation of foreign operations	48	1 138	1 800	807
Disposal of businesses	57	—	(3)	—
Disposals and scrapping		(428)	(132)	(217)
Balance at end of year		51 320	39 865	33 112

Comprising
Property, plant and equipment under construction		45 255	33 403	27 913
Other intangible assets under development		559	526	291
Exploration and evaluation assets		5 506	5 936	4 908
		51 320	39 865	33 112

	Property, plant and equipment under construction	Other intangible assets under development	Exploration and evaluation assets	Total
	Rm	Rm	Rm	Rm

Cost
Balance at 30 June 2012	27 913	291	4 908	33 112
Acquisition of businesses	82	—	—	82
Additions	26 239	582	934	27 755
to sustain existing operations	12 300	305	44	12 649
to expand operations	13 939	277	890	15 106
Reclassification of assets under construction	(16)	16	—	—
Finance costs capitalised	300	—	—	300
Impairment of assets under construction	(2 039)	(43)	(14)	(2 096)
Write-off of unsuccessful exploration wells	—	—	(469)	(469)
Projects capitalised	(20 025)	(355)	(104)	(20 484)
Translation of foreign operations	1 073	45	682	1 800
Disposal of businesses	(3)	—	—	(3)
Disposals and scrapping	(121)	(10)	(1)	(132)
Balance at 30 June 2013	33 403	526	5 936	39 865
Additions	33 040	453	848	34 341
to sustain existing operations	15 832	433	62	16 327
to expand operations	17 208	20	786	18 014
Reclassification of assets under construction	10	13	(23)	—
Finance costs capitalised	530	—	—	530
Impairment of assets under construction	(1 567)	—	(1 058)	(2 625)
Write-off of unsuccessful exploration wells	—	—	(43)	(43)
Reduction in capitalised rehabilitation provision	—	—	(61)	(61)
Reclassification from inventories	108	—	—	108
Projects capitalised	(20 449)	(459)	(352)	(21 260)
Reclassification to held for sale	(245)	—	—	(245)
Translation of foreign operations	814	35	289	1 138
Disposals and scrapping	(389)	(9)	(30)	(428)
Balance at 30 June 2014	45 255	559	5 506	51 320
Balance at 30 June 2013	33 403	526	5 936	39 865
Balance at 30 June 2012	27 913	291	4 908	33 112

Sasol Limited group

Notes to the financial statements

	2014	2013	2012
	Rm	Rm	Rm
Business segmentation
South African Energy Cluster	20 265	13 983	13 750
Mining	6 380	3 315	2 935
Gas	1 346	919	1 164
Synfuels	11 764	9 165	8 017
Oil	775	584	1 634
International Energy Cluster	9 684	9 447	6 574
Synfuels International	1 796	333	19
Petroleum International	7 888	9 114	6 555
Chemicals Cluster	19 158	14 739	10 783
Polymers	3 800	3 256	1 853
Solvents	369	470	241
Olefins & Surfactants	6 071	4 218	1 619
Other Chemical Businesses	8 918	6 795	7 070
Other Businesses	2 213	1 696	2 005
Total operations	51 320	39 865	33 112

		2014	2013	2012
	Note	Rm	Rm	Rm
Additions to assets under construction (cash flow)

Current year additions		34 341	27 755	26 123
adjustments for non-cash items		30	(462)	(201)
cash flow hedge accounting		40	(32)	(21)
other non-cash movements		—	—	(31)
movement in environmental provisions capitalised		(10)	(430)	(149)

Per the statement of cash flows		34 371	27 293	25 922

The group hedges its exposure in South Africa to foreign currency risk in respect of its significant capital projects. This is done primarily by means of forward exchange contracts. Cash flow hedge accounting is applied to these hedging transactions and accordingly, the effective portion of any gain or loss realised on these contracts is adjusted against the underlying item of assets under construction.

Capital expenditure (cash flow)

As part of the normal plant operations, the group incurs capital expenditure to replace or modify significant components of plant to maintain the useful lives of the plant operations and improve plant efficiencies.

		2014	2013	2012
		Rm	Rm	Rm
Projects to sustain operations	Business unit
Impumelelo colliery to maintain Brandspruit colliery operation	Mining	1 265	1 016	584
Shondoni colliery to maintain Middelbult colliery operation	Mining	1 396	618	74
Tweedraai project	Mining	560	43	—
Major shutdown and statutory maintenance	Synfuels	3 392	2 299	1 636
Replacement of tar tanks and separators	Synfuels	680	471	68
Clean Fuels 2 Project	Synfuels and Oil	549	197	—
Expenditure related to environmental obligations	Various	785	896	587
Expenditure incurred relating to safety regulations	Various	1 394	463	282
Other projects to sustain existing operations	Various	6 334	6 627	5 989
		16 355	12 630	9 220

Sasol Limited group

Notes to the financial statements

		2014	2013	2012
		Rm	Rm	Rm
Projects to expand operations	Business unit
Looplines project	Gas	613	407	—
Gas heated heat exchange reformers	Synfuels	473	889	669
Water recovery facility for growth programme 1A	Synfuels	440	375	122
Canadian shale gas exploration and development	Petroleum International	3 155	3 177	6 441
Mozambique exploration and development	Petroleum International	181	703	391
C3 Stabilisation project	Polymers	398	427	101
Ethylene tetramerisation project in North America	Olefins & Surfactants	533	1 220	809
Fischer-Tropsch wax expansion project	Other Chemical Businesses	2 170	2 271	2 884
Ethane cracker and downstream derivatives project in North America	Chemical Businesses	5 081	1 032	—
Land acquisitions in North America	Chemical Businesses	262	562	—
Gas-to-liquids project in North America	Synfuels International and Chemical Businesses	1 461	168	—
Mozambique plant - Central Termica de Ressano Garcia (CTRG)	Other Businesses	433	548	—
Sasolburg gas power engines	Other Businesses	—	310	949
Other projects to expand operations	Various	2 816	2 574	4 336
		18 016	14 663	16 702

4            GOODWILL

		2014	2013	2012
	Note	Rm	Rm	Rm

Cost
Balance at beginning of year		2 089	1 750	1 660
Acquisition of businesses	56	16	12	—
Disposal of businesses	57	—	(33)	—
Translation of foreign operations	48	250	360	90
Balance at end of year		2 355	2 089	1 750

Accumulated impairment
Balance at beginning of year		1 515	1 211	1 154
Impairment of goodwill	38	19	48	—
Disposal of businesses	57	—	(6)	—
Translation of foreign operations	48	177	262	57
Balance at end of year		1 711	1 515	1 211
Carrying value at end of year		644	574	539

Business segmentation
South African Energy Cluster
Oil		13	13	85
Chemicals Cluster
Solvents		84	67	56
Olefins & Surfactants		292	260	213
Other Chemical Businesses		255	234	185

Total operations		644	574	539

Sasol Limited group

Notes to the financial statements

5            OTHER INTANGIBLE ASSETS

		2014	2013	2012
	Note	Rm	Rm	Rm

Cost
Balance at beginning of year		3 793	3 008	2 890
Acquisition of businesses	56	219	272	—
Additions		212	83	145
to sustain existing operations		211	82	145
to expand operations		1	1	—
Net transfer from property, plant and equipment	2	—	—	1
Assets under construction capitalised	3	459	355	171
Net reclassification from / (to) held for sale		—	99	(18)
Translation of foreign operations	48	259	303	87
Disposal of businesses	57	(202)	—	—
Disposals and scrapping		(234)	(327)	(268)
Balance at end of year		4 506	3 793	3 008

Comprising
Software		1 989	1 561	1 428
Patents and trademarks		953	863	702
Emission rights		258	306	296
Other intangible assets		1 306	1 063	582
		4 506	3 793	3 008

Accumulated amortisation and impairment
Balance at beginning of year		2 375	2 065	1 900
Current year charge	51	317	209	191
Net impairment of other intangible assets	38	60	93	127
Reclassification from held for sale		—	49	—
Translation of foreign operations	48	148	204	52
Disposal of businesses	57	(153)	—	—
Disposals and scrapping		(123)	(245)	(205)
Balance at end of year		2 624	2 375	2 065

Comprising
Software		1 216	1 007	1 010
Patents and trademarks		811	722	579
Emission rights		90	138	108
Other		507	508	368
		2 624	2 375	2 065

Carrying value
Software		773	554	418
Patents and trademarks		142	141	123
Emission rights		168	168	188
Other		799	555	214
		1 882	1 418	943

Sasol Limited group

Notes to the financial statements

	Software	Patents and trademarks	Emission rights	Other intangible assets	Total
	Rm	Rm	Rm	Rm	Rm
Cost
Balance at 30 June 2012	1 428	702	296	582	3 008
Acquisition of businesses	2	—	18	252	272
Additions	40	3	6	34	83
to sustain existing operations	40	2	6	34	82
to expand operations	—	1	—	—	1
Assets under construction capitalised	285	3	—	67	355
Net reclassification from held for sale	—	—	18	81	99
Translation of foreign operations	37	160	56	50	303
Disposals and scrapping	(231)	(5)	(88)	(3)	(327)
Balance at 30 June 2013	1 561	863	306	1 063	3 793
Acquisition of business	—	—	—	219	219
Additions	60	3	131	18	212
to sustain existing operations	59	3	131	18	211
to expand operations	1	—	—	—	1
Assets under construction capitalised	429	—	—	30	459
Translation of foreign operations	33	106	32	88	259
Disposal of businesses	(6)	(19)	(65)	(112)	(202)
Disposals and scrapping	(88)	—	(146)	—	(234)
Balance at 30 June 2014	1 989	953	258	1 306	4 506

Accumulated amortisation and impairment
Balance at 30 June 2012	1 010	579	108	368	2 065
Current year charge	168	16	—	25	209
Net impairment of other intangible assets	—	—	47	46	93
Reclassification from held for sale	—	—	—	49	49
Translation of foreign operations	32	132	17	23	204
Disposals and scrapping	(203)	(5)	(34)	(3)	(245)
Balance at 30 June 2013	1 007	722	138	508	2 375
Current year charge	232	16	—	69	317
Impairment of other intangible assets	2	2	33	23	60
Translation of foreign operations	23	90	16	19	148
Disposal of businesses	(7)	(19)	(15)	(112)	(153)
Disposals and scrapping	(41)	—	(82)	—	(123)
Balance at 30 June 2014	1 216	811	90	507	2 624
Carrying value at 30 June 2014	773	142	168	799	1 882
Carrying value at 30 June 2013	554	141	168	555	1 418
Carrying value at 30 June 2012	418	123	188	214	943

	2014	2013	2012
	Rm	Rm	Rm
Additions to other intangible assets (cash flow)
Current year additions	212	83	145
adjustments for non-cash items emission rights received	(131)	(6)	(97)
Per the statement of cash flows	81	77	48

Sasol Limited group

Notes to the financial statements

Additional disclosures

Amortisation of intangible assets

Amortisation rates on intangible assets are noted in the accounting policies. Emission rights are not subject to amortisation. The assessment that the estimated useful lives of these assets are indefinite is based on the assumption that emission rights can be utilised over an indefinite number of years as there are no limitations on the transferability thereof. This assessment is reviewed at least annually. The recoverable amount of emission rights is determined based on their quoted market price.

	2014	2013	2012
	Rm	Rm	Rm
Business segmentation of emission rights

Solvents	—	25	35
Olefins & Surfactants	153	73	137
Other Chemical Businesses	15	68	6
Other Businesses	—	2	10
Total operations	168	168	188

6            INVESTMENTS IN SECURITIES

		2014	2013	2012
	Note	Rm	Rm	Rm
Investments available-for-sale	6.1	628	511	205
unlisted equity investments		221	197	166
listed investments		407	314	39
Investment held-for-trading	6.2	43	41	34
unlisted equity investments		43	41	34
Investments held-to-maturity	6.3	205	231	472
Investments in securities per statement of financial position		876	783	711

6.1       Investments available-for-sale

Fair value of investments available-for-sale

The fair value of the unlisted equity investments cannot be determined as there is no quoted price available for an identical or similar instrument in an active market. Accordingly, these investments are carried at their original cost less impairment in the statement of financial position. The unlisted investments represent strategic investments of the group and are long term in nature as management has no intention of disposing of these investments in the foreseeable future.

The fair value of the listed investments is based on the quoted market price as at 30 June 2014. Investments amounting to R311 million (2013 - R242 million; 2012 - Rnil) are restricted for use as they are held in a separate trust to be used exclusively for rehabilitation purposes at Sasol Mining. Management has no intention of disposing of these investments in the foreseeable future.

6.2       Investment held-for-trading

Fair value of investment held-for-trading

The fair value of the unlisted equity investment cannot be determined as there is no quoted price available for an identical or similar instrument in an active market. Accordingly, this investment is carried at its original cost less impairment in the statement of financial position.

6.3       Investments held-to-maturity

Fair value of investments held-to-maturity

The fair value of investments held-to-maturity which comprises of long-term fixed deposits is determined using a discounted cash flow method using market related rates at 30 June 2014.  The market related rates used to discount estimated cash flows were between 6,20% and 7,11% (2013 - 4,22% and 5,42%; 2012 - 5,77%% and 6,03%). The long-term fixed deposits are restricted for use as they are held in a separate trust to be used exclusively for rehabilitation purposes at Sasol Mining.

Sasol Limited group

Notes to the financial statements

7                                         INVESTMENTS IN EQUITY ACCOUNTED JOINT VENTURES

		2014	2013	2012
	Note	Rm	Rm	Rm

The amounts recognised in the statement of financial position are as follows:
Investments in equity accounted joint ventures		8 280	8 636	9 588

The amounts recognised in the income statement are as follows:
Share of profits of equity accounted joint ventures, net of tax	39	3 810	1 562	4 545
Share of profits		3 823	5 021	4 565
Remeasurement items		(13)	(3 459)	(20)

The amounts recognised in the statement of cash flows are as follows:
Finance income
Dividends received from equity accounted joint ventures	53	4 380	5 031	5 425

At 30 June, the group’s interest in equity accounted joint ventures and the total carrying values were:

	Country of	Nature of	Interest	2014	2013	2012
Name	incorporation	activities	%	Rm	Rm	Rm
ORYX GTL Limited	Qatar	GTL plant	49	6 539	6 388	5 105
Sasol Huntsman GmbH & co KG	Germany	Manufacturing of chemical products	50	772	622	455
Petronas Chemicals LDPE Sdn Bhd	Malaysia	Manufacturing and marketing of low-density polyethylene pellets	40	671	688	611
Uzbekistan GTL LLC(1)	Uzbekistan	GTL plant	44,5	—	644	254
Arya Sasol Polymer Company (ASPC)(2)	Iran	Manufacturing of chemical products	50	—	—	2 324
Merisol LP(3)	United States of America	Production, marketing and distribution of phenolics	50	—	—	485
Sasol Dyno Nobel (Pty) Ltd	South Africa	Manufacturing and distribution of explosives	50	228	235	234
Petromoc e Sasol SARL	Mozambique	Marketing of fuels	49	64	49	30
Spring Lights Gas (Pty) Ltd(4)	South Africa	Marketing of pipeline gas	49	—	—	80
Other			various	6	10	10
Total carrying value of investment				8 280	8 636	9 588

(1) The group has classified its investment in Uzbekistan GTL as held for sale at 30 June 2014 (refer note 12).

(2) The investment in Arya Sasol Polymer Company (ASPC) was classified as held for sale at 30 June 2013. On 16 August 2013, Sasol disposed of its investment in ASPC for a purchase consideration of R3 606 million ($365 million) (refer note 57).

(3) In December 2012, Sasol acquired the remaining 50% shareholding in Merisol. Accordingly, this investment was accounted for as a 100% subsidiary from 31 December 2012 (refer note 56).

(4) The investment in Spring Lights Gas was classified as held for sale at 30 June 2013. On 2 July 2013, Sasol Gas disposed of its 49% share in Spring Lights Gas for a purchase consideration of R474 million (refer note 57).

Sasol Limited group

Notes to the financial statements

Summarised financial information for the group’s material equity accounted joint ventures

In accordance with the group’s accounting policy, the results of joint ventures are equity accounted.  The information provided below represents the group’s material joint ventures. The financial information presented includes the full financial position and results of the joint venture and includes intercompany transactions and balances.

	ORYX GTL Limited
	2014	2013	2012
	R m	R m	R m

Summarised statement of financial position

Non-current assets	10 400	10 398	8 217
property, plant and equipment	9 616	9 600	7 786
assets under construction	658	694	351
other non-current assets	126	104	80
Current assets	4 350	4 098	3 073
cash and cash equivalents	592	480	273
other current assets	3 758	3 618	2 800

Total assets	14 750	14 496	11 290

Non-current liabilities	755	565	425
Long-term debt	193	116	90
Long-term provisions	70	53	45
Other non-current liabilities	492	396	290
Current liabilities	650	894	447
Short-term financial liabilities	—	—	—
Other current liabilities	650	894	447
Total liabilities	1 405	1 459	872
Net assets	13 345	13 037	10 418

Summarised income statement

Turnover	13 743	9 776	9 510
Depreciation and amortisation	(1 149)	(843)	(586)
Other operating expenses	(4 320)	(3 484)	(3 095)
Operating profit	8 274	5 449	5 829
Finance income	15	12	20
Finance expense	(5)	—	—
Net profit before tax	8 284	5 461	5 849
Taxation	(64)	(41)	(47)

Profit and total comprehensive income for the year	8 220	5 420	5 802

The group’s share of profits of equity accounted joint venture	4 028	2 656	2 843

Reconciliation of summarised financial information

ORYX GTL Limited
	2014	2013	2012
	R m	R m	R m

Net assets at the beginning of the year	13 037	10 418	8 910
Profit for the year	8 220	5 420	5 802
Foreign exchange differences	1 195	2 113	2 004
Other movements	(224)	—	—
Dividends paid	(8 883)	(4 914)	(6 298)
Net assets at the end of the year	13 345	13 037	10 418

Carrying value of investment in equity accounted joint venture	6 539	6 388	5 105

The carrying value of the investment in joint venture represents the group’s interest in the net assets of the joint venture.

Summarised financial information for the group’s share of equity accounted joint ventures which are not material*

	2014	2013	2012
	R m	R m	R m

Operating (loss) / profit	(179)	(1 074)	2 050
(Loss) / profit before tax	(188)	(1 156)	1 889
Taxation	(30)	62	(187)
(Loss) / profit and total comprehensive income for the year	(218)	(1 094)	1 702

* The financial information provided represents the group’s share of the results of the equity accounted joint ventures.

Sasol Limited group

Notes to the financial statements

	2014	2013	2012
	Rm	Rm	Rm
Capital commitments relating to equity accounted joint ventures

Capital commitments, excluding capitalised interest, include all projects for which specific board approval has been obtained up to the reporting date. Projects still under investigation for which specific board approvals have not yet been obtained are excluded from the following:

Authorised and contracted for	1 152	880	815
Authorised but not yet contracted for	438	438	330
Less expenditure to the end of year	(826)	(701)	(366)
	764	617	779

Contingent liabilities

There were no contingent liabilities at 30 June 2014 relating to equity accounted joint ventures other than as disclosed in note 58.

Impairment testing of investments in equity accounted joint ventures

Based on impairment indicators at each reporting date, impairment tests in respect of investments in equity accounted joint ventures are performed. The recoverable amount of the investment is compared to the carrying amount, as described in note 38, to calculate the impairment.

Business segmentation
Mining	5	5	5
Gas	—	—	80
Oil	64	49	30
Synfuels International	6 540	7 037	5 364
Polymers	671	688	2 935
Solvents	772	622	455
Other Chemical Businesses	228	235	719
Total carrying value of investments in equity accounted joint ventures	8 280	8 636	9 588

Joint ventures whose financial year ends are within three months of 30 June are included in the consolidated financial statements using their most recently audited financial results. Adjustments are made to the equity accounted joint ventures’ financial results for material transactions and events in the intervening period.

There are no significant restrictions on the ability of the joint ventures to transfer funds to Sasol Limited in the form of cash dividends or repayment of loans or advances.

Sasol Limited group

Notes to the financial statements

8                                         INVESTMENTS IN ASSOCIATES

		2014	2013	2012
	Note	Rm	Rm	Rm

The amounts recognised in the statement of financial position are as follows:
Investments in associates		1 877	2 688	2 571

The amounts recognised in the income statement are as follows:
Share of profits of associates, net of tax	40	334	504	416
Share of profits		334	443	479
Remeasurement items		—	61	(63)

The amounts recognised in the statement of cash flows are as follows:
Finance income
Dividends received from associates	53	337	384	361

At 30 June, the group’s interest in associates and the total carrying values were:

	Country of	Nature of	Interest	2014	2013	2012
Name	incorporation	business	%	Rm	Rm	Rm

Petronas Chemicals Olefins Sdn Bhd *	Malaysia	Ethane and propane gas cracker	12	946	886	684
Escravos GTL (EGTL)**	Nigeria	GTL plant	10	763	1 291	1 689
Wesco China Limited***	Hong Kong	Trading and distribution of raw plastic materials	40	—	305	178
Oxis Energy	United Kingdom	Battery technology development	31	155	182	—
Other			various	13	24	20
Carrying value of investment				1 877	2 688	2 571

* Although the group holds less than 20% of the voting power of Petronas Chemicals Olefins Sdn Bhd, the group exercises significant influence with regards to the management of the venture.

** Although the group holds less than 20% of the voting power of EGTL, the group has significant influence with regards to the management of the project.

*** In September 2013, Sasol acquired the remaining 60% shareholding in Wesco China Limited. Accordingly, this investment was accounted for as a 100% subsidiary from that date.

At 30 June, the group’s total interest in the Escravos gas-to-liquids (EGTL) project was:

		2014	2013	2012
		Rm	Rm	Rm

Investment in associate (1)		763	1 291	1 689
Loan to associate classified as long-term receivables		173	329	434
Loan to associate classified as other receivables	15	—	—	859
		936	1 620	2 982

(1) During 2014 and 2013, Sasol was reimbursed by another investor for the capital invested into the associate.

		2014	2013	2012
	Note	Rm	Rm	Rm

Summarised financial information for associates *
Operating profit		443	678	559

Profit before tax		442	658	557
Taxation		(108)	(154)	(141)
Profit and total comprehensive income for the year		334	504	416

* The financial information provided represents the group’s share of the results of the associates. None of the associates are individually material to the group.

Sasol Limited group

Notes to the financial statements

Contingent liabilities

There were no contingent liabilities at 30 June 2014 relating to associates other than as disclosed in note 58.

Impairment testing of associates

Impairment testing in respect of investments in associates is performed at each reporting date only when there are indicators of impairment. The recoverable amount based on the value in use of the cash generating unit is compared to the carrying amount as described in note 38 to calculate the impairment.

	2014	2013	2012
	Rm	Rm	Rm
Business segmentation
Synfuels	11	8	6
Synfuels International	763	1 291	1 689
Polymers	946	1 191	863
Other Chemical Businesses	2	4	—
Other Businesses	155	194	13
Total carrying value of investments in associates	1 877	2 688	2 571

Associates whose financial year ends are within three months of 30 June are included in the consolidated financial statements using their most recently audited financial results. Adjustments are made to the associates’ financial results for material transactions and events in the intervening period.

There are no significant restrictions on the ability of the associates to transfer funds to Sasol Limited in the form of cash dividends or repayment of loans or advances.

9                                         POST-RETIREMENT BENEFIT ASSETS

		2014	2013	2012
	Note	Rm	Rm	Rm

Post-retirement benefit assets	21.2	487	407	313

For further details of post-retirement benefit assets, refer note 21.2.

10                                  LONG-TERM RECEIVABLES AND PREPAID EXPENSES

		2014	2013	2012
	Note	Rm	Rm	Rm

Total long-term receivables		2 963	2 314	1 671
Short-term portion	15	(226)	(286)	(74)
		2 737	2 028	1 597
Long-term prepaid expenses		185	146	117
		2 922	2 174	1 714

Comprising
Long-term joint operations receivables (interest bearing)		1 270	543	287
Long-term interest-bearing loans		1 179	1 082	968
Long-term interest-free loans		288	403	342
		2 737	2 028	1 597

Maturity profile
Within one year		226	286	74
One to five years		1 565	968	934
More than five years		1 172	1 060	663
		2 963	2 314	1 671

Fair value of long-term loans and receivables

The fair value of long-term receivables is determined using a discounted cash flow method using market related rates at 30 June. The fair value of long-term interest bearing receivables approximates the carrying value as market related rates of interest are charged on these outstanding amounts.

The interest-free loans relate primarily to deposits on office rental space in terms of various operating lease agreements. These amounts were considered to be recoverable as at 30 June 2014.

Sasol Limited group

Notes to the financial statements

	2014	2013	2012
	Rm	Rm	Rm
Fair value of long-term receivables	2 963	2 314	1 671

Impairment of long-term loans and receivables

Long-term loans and receivables that are not past their due date are not considered to be impaired, except in situations where they are part of individually impaired long-term loans and receivables.

11                                  LONG-TERM FINANCIAL ASSETS

	2014	2013	2012
	Rm	Rm	Rm

Forward exchange contracts	13	251	194

Arising on long-term derivative financial instruments	13	251	194

used for cash flow hedging	—	—	1
held-for-trading	13	251	193

Long-term financial assets include the revaluation of in-the-money derivative instruments, refer note 64. The fair value of derivatives is based on market valuations.

Sasol Limited group

Notes to the financial statements

CURRENT ASSETS

		2014	2013	2012
	NOTE	Rm	Rm	Rm

ASSETS IN DISPOSAL GROUPS HELD FOR SALE	12	1 419	2 274	18

INVENTORIES	13	26 758	22 619	18 920

TAX RECEIVABLE	28	550	180	322

TRADE RECEIVABLES	14	25 223	25 569	22 599

OTHER RECEIVABLES AND PREPAID EXPENSES	15	4 601	2 591	2 722

SHORT-TERM FINANCIAL ASSETS	16	420	1 526	426

CASH RESTRICTED FOR USE	17	1 245	6 056	3 625

CASH	17	37 155	25 247	12 538

		97 371	86 062	61 170

Sasol Limited group

Notes to the financial statements

12                                  DISPOSAL GROUPS HELD FOR SALE

		2014	2013	2012
	Note	Rm	Rm	Rm

Assets in disposal groups held for sale

Sasol Synfuels International - Investment in Uzbekistan GTL joint venture	12.1	666	—	—
Sasol Oil - Investment in Naledi Petroleum Holdings (Pty) Ltd	12.2	158	—	—
Sasol Infrachem - Air separation unit	12.3	471	—	—
Sasol Polymers - Investment in Arya Sasol Polymer Company (ASPC) joint venture	12.4	—	2 249	—
Other		124	25	18
		1 419	2 274	18

Liabilities in disposal groups held for sale
Sasol Oil - Investment in Naledi Petroleum Holdings (Pty) Ltd	12.2	(46)	—	—
Other		(11)	—	—
		(57)	—	—

12.1                        Sasol Synfuels International - Investment in Uzbekistan GTL joint venture

During 2014, based on the reprioritisation of our capital projects, the Sasol Limited board approved a decrease in Sasol’s shareholding in the Uzbekistan GTL project from 44,5% to 25,5%. Accordingly, management has classified the full investment of 44,5% as held for sale at 30 June 2014 and impaired a portion of the development and business establishment costs.

12.2                        Sasol Oil - Investment in Naledi Petroleum Holdings (Pty) Ltd

In December 2013, Sasol entered negotiations with potential buyers interested in acquiring the shareholding in Exel Lesotho (Pty) Ltd and Exel Swaziland (Pty) Ltd. The sale is expected to be concluded within the next 12 months.

12.3                        Sasol Infrachem - Air separation unit

During 2014, Sasol entered into negotiations with a potential buyer to dispose of its Air separation unit in Sasolburg. The sale was concluded in July 2014 after approval was obtained from the South African Competition Commission on 31 July 2014 (refer note 61).

12.4                        Sasol Polymers - Investment in ASPC joint venture

On 25 November 2011, the Sasol Limited board approved the commencement of negotiations to sell Sasol’s share in ASPC. In February 2013, a memorandum of understanding was concluded with an interested party.

The price stipulated in the memorandum of understanding confirmed the valuation performed by management and the investment was accordingly written down to its fair value less costs to sell (refer note 38). On 16 August 2013, Sasol disposed of its 50% interest in ASPC (refer note 57).

	2014	2013	2012
	Rm	Rm	Rm
Business segmentation
South African Energy Cluster	111	25	—
Mining	—	—	—
Gas	—	22	—
Synfuels	—	—	—
Oil	111	3	—
International Energy Cluster	666	—	—
Synfuels International	666	—	—
Petroleum International	—	—	—
Chemicals Cluster	585	2 249	18
Polymers	—	2 249	—
Solvents	—	—	—
Olefins & Surfactants	52	—	—
Other Chemical Businesses	533	—	18
Other Businesses	—	—	—
Total operations	1 362	2 274	18

Sasol Limited group

Notes to the financial statements

13                                  INVENTORIES

	2014	2013	2012
	Rm	Rm	Rm

Carrying value
Crude oil and other raw materials	5 514	4 984	3 232
Process material	1 472	1 320	975
Maintenance materials	4 031	3 520	2 961
Work in process	3 046	2 456	1 782
Manufactured products	12 204	10 063	9 771
Consignment inventory	491	276	199
	26 758	22 619	18 920

Business segmentation
South African Energy Cluster	11 743	9 637	8 184
Mining	1 257	1 031	939
Gas	80	66	57
Synfuels	3 099	2 516	2 420
Oil	7 307	6 024	4 768
International Energy Cluster	363	417	292
Synfuels International	289	255	204
Petroleum International	74	162	88
Chemicals Cluster	14 623	12 549	10 429
Polymers	2 042	1 403	1 521
Solvents	1 484	2 639	2 288
Olefins & Surfactants	7 537	5 540	4 721
Other Chemical Businesses	3 560	2 967	1 899
Other Businesses	29	16	15
Total operations	26 758	22 619	18 920

The impact of higher crude oil and lower chemical product prices has resulted in a net realisable value write-down of R459 million in 2014 (2013 - R227 million; 2012 - R332 million).

No inventories are encumbered.

14                                  TRADE RECEIVABLES

	2014	2013	2012
	Rm	Rm	Rm

Trade receivables	22 929	23 333	18 518
Related party receivables	208	588	2 617
associates	—	317	353
equity accounted joint ventures	208	271	2 264
Impairment of trade receivables	(500)	(530)	(509)
Receivables	22 637	23 391	20 626
Duties recoverable from customers	372	144	436
Value added tax	2 214	2 034	1 537
	25 223	25 569	22 599

Credit risk exposure in respect of trade receivables is analysed as follows:

Age analysis of trade receivables

	Carrying value	Impairment	Carrying value	Impairment
	2014	2014	2013	2013
	Rm	Rm	Rm	Rm
Not past due date	21 051	8	21 581	9
Past due 0 - 30 days	1 204	4	1 002	6
Past due 31 - 150 days	165	42	246	27
Past due 151 days - one year	29	12	51	39
More than one year*	480	434	453	449
	22 929	500	23 333	530

* More than one year relates to long outstanding balances for specific customers who have exceeded their contractual repayment terms.

Sasol Limited group

Notes to the financial statements

		2014	2013	2012
	Note	Rm	Rm	Rm
Impairment of trade receivables
Balance at beginning of year		(530)	(509)	(455)
Acquisition of business		(5)	—	—
Disposal of businesses		1	16	—
Raised during year	37	(61)	(70)	(135)
Utilised during year		88	32	14
Released during year	37	25	33	74
Translation of foreign operations		(18)	(32)	(7)
Balance at end of year		(500)	(530)	(509)

Impairment of trade receivables

Trade receivables that are not past their due date are not considered to be impaired, except where they are part of individually impaired trade receivables. The individually impaired trade receivables mainly relate to certain customers who are trading in difficult economic circumstances.

No individual customer represents more than 10% of the group’s trade receivables.

Fair value of trade receivables

The carrying value approximates fair value because of the short period to maturity of these instruments.

Collateral

The group holds no collateral over the trade receivables which can be sold or pledged to a third party.

	2014	2013	2012
	Rm	Rm	Rm

Business segmentation
South African Energy Cluster	9 468	9 534	8 015
Mining	406	160	165
Gas	582	543	450
Synfuels	118	290	199
Oil	8 362	8 541	7 201
International Energy Cluster	613	502	441
Synfuels International	104	106	164
Petroleum International	509	396	277
Chemicals Cluster	15 024	15 468	13 962
Polymers	3 514	3 413	5 137
Solvents	2 251	3 621	2 839
Olefins & Surfactants	6 499	5 898	4 192
Other Chemical Businesses	2 760	2 536	1 794
Other Businesses	118	65	181
Total operations	25 223	25 569	22 599

15                                  OTHER RECEIVABLES AND PREPAID EXPENSES

		2014	2013	2012
	Note	Rm	Rm	Rm

Cell captive insurance related receivables		392	397	347
Insurance related receivables		15	13	260
Capital project related receivables		1	19	82
Receivables related to exploration activities		55	43	67
Employee related receivables		121	74	48
Receivable related to investment in EGTL	8	—	—	859
Receivable from the European Union for the Sasol Wax fine reduction	58	2 449	—	—
Other receivables		927	1 232	712
		3 960	1 778	2 375
Short-term portion of long-term receivables	10	226	286	74
Other receivables		4 186	2 064	2 449

Prepaid expenses		415	527	273
		4 601	2 591	2 722

Fair value of other receivables

The carrying value approximates fair value because of the short period to maturity of these instruments.

Sasol Limited group

Notes to the financial statements

16     SHORT-TERM FINANCIAL ASSETS

		2014	2013	2012
	Note	Rm	Rm	Rm

Forward exchange contracts		420	1 512	400
Commodity derivatives		—	14	26

Arising on short-term derivative financial instruments		420	1 526	426

used for cash flow hedging		4	33	3
held-for-trading		416	1 493	423

Short-term financial assets include the revaluation of in-the-money derivative instruments, refer note 64. The fair value of derivatives is based upon market valuations.

17     CASH AND CASH EQUIVALENTS

		2014	2013	2012
	Note	Rm	Rm	Rm

Cash restricted for use		1 245	6 056	3 625
Cash		37 155	25 247	12 538
Bank overdraft		(379)	(748)	(166)
Per the statement of cash flows		38 021	30 555	15 997

Cash restricted for use
In trust	17.1	346	48	47
In respect of joint operations and joint ventures	17.2	774	3 465	2 760
Funds not available for general use	17.3	—	716	760
Held as collateral	17.4	72	50	42
Restricted deposits	17.5	—	1 734	—
Other	17.6	53	43	16
		1 245	6 056	3 625

Included in cash restricted for use:

17.1                      Cash held in trust of R346 million (2013 - R48 million; 2012 - R47 million) is restricted for use and is being held in escrow for the funding of specific project finance related to the construction of joint operations plants.

17.2                      Cash in respect of joint operations and joint ventures can only be utilised for the business activities of the joint operations and joint ventures.

17.3                      Cash held in a separate bank account of Rnil (2013 - R716  million; 2012 - R760 million) is restricted for use and is not available for general use by the group.

17.4                      Cash deposits of R72 million (2013 - R50 million; 2012 - R42 million) serving as collateral for bank guarantees.

17.5                      Restricted deposits include amounts that can be utilised only on the occurrence of certain milestones or specific events.

17.6                      Other cash restricted for use include customer foreign currency accounts to be used for the construction of reactors where the contractor pays in advance. The cash can be utilised only for these designated reactor supply projects.

Fair value of cash and cash equivalents

The carrying value of cash and cash equivalents approximates fair value due to the short-term maturity of these instruments.

Sasol Limited group

Notes to the financial statements

NON-CURRENT LIABILITIES

		2014	2013	2012
	NOTE	Rm	Rm	Rm

LONG-TERM DEBT	18	23 419	21 340	11 589

LONG-TERM FINANCIAL LIABILITIES	19	17	20	32

LONG-TERM PROVISIONS	20	15 232	12 228	10 284

POST-RETIREMENT BENEFIT OBLIGATIONS	21	9 294	8 813	6 810

LONG-TERM DEFERRED INCOME	22	293	305	323

DEFERRED TAX LIABILITIES	23	18 246	15 572	13 180

		66 501	58 278	42 218

Sasol Limited group

Notes to the financial statements

18     LONG-TERM DEBT

		2014	2013	2012
	Note	Rm	Rm	Rm

Total long-term debt		25 921	22 648	12 792
Short-term portion	24	(2 502)	(1 308)	(1 203)
		23 419	21 340	11 589

Analysis of long-term debt
At amortised cost
Secured debt		815	1 353	1 775
Preference shares		8 106	8 177	8 055
Finance leases		940	936	1 030
Unsecured debt		16 204	12 248	1 949
Unamortised loan costs		(144)	(66)	(17)
		25 921	22 648	12 792

Reconciliation
Balance at beginning of year		22 648	12 792	13 243
Acquisition of businesses	56	20	—	—
Loans raised		3 263	9 597	303
Loans repaid		(2 207)	(1 763)	(1 491)
Interest accrued	42	1 276	989	831
Amortisation of loan costs		59	53	(114)
Translation effect of foreign currency loans		829	939	15
Translation of foreign operations	48	33	41	5
Balance at end of year		25 921	22 648	12 792

Interest bearing status
Interest bearing debt		25 365	22 134	12 317
Non-interest bearing debt		556	514	475
		25 921	22 648	12 792

Maturity profile
Within one year		2 502	1 308	1 203
One to five years		11 448	5 842	3 824
More than five years		11 971	15 498	7 765
		25 921	22 648	12 792

Business segmentation
South African Energy Cluster		6 774	4 285	4 490
Mining		3 025	680	669
Gas		1 634	1 625	1 866
Synfuels		7	7	5
Oil		2 108	1 973	1 950
International Energy Cluster		386	530	651
Synfuels International		237	242	243
Petroleum International		149	288	408
Chemicals Cluster		273	241	79
Olefins & Surfactants		247	211	73
Other Chemical Businesses		26	30	6
Other Businesses		18 488	17 592	7 572
Total operations		25 921	22 648	12 792

Fair value of long-term debt

The fair value of long-term debt is based on the quoted market price for the same or similar instruments or on the current rates available for debt with the same maturity profile and with similar cash flows. Market related rates ranging between 1,2% and 16,6% were used to discount estimated cash flows based on the underlying currency of the debt.

	2014	2013	2012
	Rm	Rm	Rm
Total long-term debt (before unamortised loan costs)(1)	26 531	22 266	12 959

(1) The difference in the fair value of long-term debt in 2014 compared to the carrying value is mainly due to the prevailing market price of the US Bond on the New York Stock Exchange at 30 June 2014.

In terms of Sasol Limited’s memorandum of incorporation, the group’s borrowing powers are limited to twice the sum of its share capital and reserves (2014 - R342 billion; 2013 - R299 billion; 2012 - R250 billion).

Sasol Limited group

Notes to the financial statements

				Interest rate at	2014	2013	2012
Terms of repayment	Security	Business	Currency	30 June 2014	Rm	Rm	Rm
Secured debt
Repayable in semi-annual instalments ending between December 2014 and December 2017	Secured by plant with a carrying value of R3 429 million (2013 - R3 334 million; 2012 - R3 415 million)	Gas (Rompco)	Rand	Jibar + 1,2% to 3,4%	521	942	1 364
Repayable in semi-annual instalments ending June 2015	Secured by plant and equipment with a carrying value of R4 523 million (2013 - R4 161 million; 2012 - R3 599 million)	Petroleum International	Rand and Euro	Jibar + 1,2% to 2,5% and Euribor + 2,0%	151	289	411
Other secured debt		Various	Various	Various	143	122	—
					815	1 353	1 775

Preference shares
A preference shares repayable in semi-annual instalments between June 2008 and October 2018 (1)	Secured by Sasol preferred ordinary shares held by the company	Other (Inzalo)	Rand	Fixed 11,1% to 12,3%	1 964	2 145	2 309
B preference shares repayable between June 2008 and October 2018 (2)	Secured by Sasol preferred ordinary shares held by the company	Other (Inzalo)	Rand	Fixed 13,3% to 14,7%	1 162	1 161	1 160
C preference shares repayable October 2018 (3)	Secured by guarantee from Sasol Ltd.	Other (Inzalo)	Rand	Variable 7,2%	4 492	4 191	3 917
A preference shares repayable between March 2013 and October 2018 (4)	Secured by preference shares held by Sasol Mining Holdings (Pty) Ltd.	Sasol Mining (Ixia)	Rand	Fixed 9,2% and Variable 83% of prime	488	680	669
					8 106	8 177	8 055
Finance leases
Repayable in monthly instalments over 10 to 30 years ending December 2033	Secured by plant and equipment with a carrying value of R730 million (2013 - R730 million; 2012 - R766 million)	Oil	Rand	Fixed 6,2% to 16,6% and variable 6,3% to 16,6%	647	647	703
Other finance leases	Underlying assets	Various	Various	Various	293	289	327
					940	936	1 030
Total secured debt					9 861	10 466	10 860

(1) A preference shares debt was raised in 2008 within structured entities as part of the Sasol Inzalo share transaction (refer note 47.2). During the year, R177 million (2013 - R165 million; 2012 - R138 million) was repaid in respect of the capital portion related to these preference shares. Dividends on these preference shares are payable in semi-annual instalments ending October 2018. It is required that 50% of the principal amount be repaid between October 2008 and October 2018, with the balance of the debt repayable at the end date. The A Preference shares are secured by a first right over the Sasol preferred ordinary shares held by the structured entities. It therefore has no direct recourse against Sasol Limited. The Sasol preferred ordinary shares held may not be disposed of or encumbered in any way.

(2) B preference shares debt was raised in 2008 within structured entities as part of the Sasol Inzalo share transaction (refer note 47.2). Dividends on these preference shares are payable in semi-annual instalments ending October 2018. The principal amount is repayable on maturity during October 2018. The B Preference shares are secured by a second right over the Sasol preferred ordinary shares held by the structured entities. It therefore has no direct recourse against Sasol Limited. The Sasol preferred ordinary shares held may not be disposed of or encumbered in any way.

(3) C preference shares debt was raised in 2008 within structured entities as part of the Sasol Inzalo share transaction (refer note 47.2). Dividends and the principal amount on these preference shares are payable on maturity during October 2018. The C Preference shares are secured by a guarantee from Sasol Limited.

(4) A preference shares debt was raised in 2011 within structured entities as part of the Sasol Ixia Coal broad-based black economic empowerment transaction. Dividends and the principal amount on these preference shares are payable on maturity between March 2013 and October 2018. The A Preference shares are secured by preference shares held by Sasol Mining Holdings (Pty) Ltd., a subsidiary of Sasol Ltd. These preference shares may not be disposed of or encumbered in any way.

Sasol Limited group

Notes to the financial statements

			Interest rate at	2014	2013	2012
Terms of repayment	Business	Currency	30 June 2014	Rm	Rm	Rm
Unsecured debt
Repayable in semi-annual instalments ending June 2018	Oil	Rand	Variable 7,29%	356	428	477
Loan from iGas (non-controlling shareholder) in Republic of Mozambique Pipeline Investments Company (Pty) Ltd. Repayable in June 2015	Gas (Rompco)	Rand	—	278	257	238
Loan from CMG (non-controlling shareholder) in Republic of Mozambique Pipeline Investments Company (Pty) Ltd. Repayable in June 2015	Gas (Rompco)	Rand	—	278	257	237
Repayable at the end of maturity in June 2015	Gas	Rand	Jibar + 2,05%	552	150	—
Repayable in semi-annual instalments ending January 2025	Oil	Rand	Variable 7,19%	252	4	32
No fixed repayment terms	Oil	Rand	Fixed 8,0%	276	285	202
Repayable in yearly instalments ending June 2019	Oil	Rand	Variable 8,5%	293	351	409
Repayable in yearly instalments ending June 2022	Oil	Rand	Variable 8,29%	258	258	127
Repayable in equal semi-annual instalments until May 2018	Other businesses - Sasol Financing	Euro	Euribor + 1,8%	98	108	104
Repayable in November 2022 (5)	Other businesses - Sasol Financing	US Dollar	Fixed 4,5%	10 700	9 938	—
Repayable in semi-annual instalments ending December 2018 (6)	Mining	Rand	Variable 7,09%	2 537	—	—
Other unsecured debt	Various	Various	Various	326	212	123
Total unsecured debt				16 204	12 248	1 949

Total long-term debt				26 065	22 714	12 809
Unamortised loan costs (amortised over period of debt using effective interest method)				(144)	(66)	(17)
				25 921	22 648	12 792
Short-term portion of long-term debt				(2 502)	(1 308)	(1 203)
				23 419	21 340	11 589

(5) Sasol Financing International Plc, an indirect 100% owned finance subsidiary of Sasol Limited, issued a US$1 billion bond which is listed on the New York Stock Exchange. Sasol Limited has fully and unconditionally guaranteed the bond (refer note 58). There are no restrictions on the ability of Sasol Limited to obtain funds from the finance subsidiary by dividend or loan.

(6) Financing obtained during 2014 for the mine replacement programme.

19 LONG-TERM FINANCIAL LIABILITIES

		2014	2013	2012
	Note	Rm	Rm	Rm
Derivative instruments
Forward exchange contracts		6	4	13
Interest rate derivatives		3	4	4
		9	8	17
used for cash flow hedging		—	—	1
held-for-trading		9	8	16

Non-derivative instruments
Financial guarantees recognised		16	19	24
Less amortisation of financial guarantees		(4)	(3)	(5)
		12	16	19
Less short-term portion of financial guarantees	25	(4)	(4)	(4)
		8	12	15

Arising on long-term financial instruments		17	20	32

Long-term financial liabilities include the revaluation of out-of-the-money derivative instruments, refer note 64.

Fair value of derivative financial instruments

The fair value of derivatives is based on market valuations.

Sasol Limited group

Notes to the financial statements

Fair value of long-term financial guarantees

The fair value of long-term financial guarantees is calculated based on the present value of future principal and interest cash flows of the related debt, discounted at the market rate of interest at the reporting date, consistent with the method of calculation at the inception of the guarantee. The interest rates used range between 11,05% - 13,62% (2013: 10,12% - 14,13%; 2012: 13,16% - 13,29% ).

		2014	2013	2012
	Note	Rm	Rm	Rm
Fair value of financial liabilities		21	24	33

20 LONG-TERM PROVISIONS

		2014	2013	2012
	Note	Rm	Rm	Rm
Balance at beginning of year		13 271	10 958	8 790
Acquisition of businesses	56	61	20	—
Disposal of businesses	57	(166)	—	(4)
Capitalised in property, plant and equipment and assets under construction		599	1 565	667
Reduction in capitalised rehabilitation provision		(126)	(203)	—
Operating income charge	51	5 608	294	1 304
additional provisions and increases to existing provisions		6 069	1 684	805
reversal of unutilised amounts		(15)	(386)	(92)
effect of change in discount rate		(446)	(1 004)	591
Notional interest	42	616	556	485
Utilised during year (cash flow)	51	(2 120)	(624)	(492)
Reclassification to held for sale		(17)	—	—
Foreign exchange differences recognised in income statement		186	326	55
Translation of foreign operations	48	221	379	153
Balance at end of year		18 133	13 271	10 958
Short-term portion	26	(2 901)	(1 043)	(674)
Long-term provisions		15 232	12 228	10 284

Comprising
Environmental		11 013	9 831	8 811
Share-based payments		6 108	2 336	1 001
Other		1 012	1 104	1 146
provision against guarantees		—	14	230
long-term supply obligation		125	136	140
foreign early retirement provisions		82	149	215
other		805	805	561
		18 133	13 271	10 958

	Environmental	Share-based payments *	Other	Total
	2014	2014	2014	2014
	Rm	Rm	Rm	Rm
Balance at beginning of year	9 831	2 336	1 104	13 271
Acquisition of businesses	—	—	61	61
Disposal of businesses	(72)	—	(94)	(166)
Capitalised in property, plant and equipment and assets under construction	599	—	—	599
Reduction in capitalised rehabilitation provision	(126)	—	—	(126)
Operating income charge	86	5 385	137	5 608
additional provisions and increases to existing provisions	541	5 385	143	6 069
reversal of unutilised amounts	(9)	—	(6)	(15)
effect of change in discount rate	(446)	—	—	(446)
Notional interest	605	—	11	616
Utilised during year (cash flow)	(201)	(1 618)	(301)	(2 120)
Reclassification to held for sale	(17)	—	—	(17)
Foreign exchange differences recognised in income statement	175	—	11	186
Translation of foreign operations	133	5	83	221
Balance at end of year	11 013	6 108	1 012	18 133

* Refer note 47 for assumptions used in calculating the share-based payment provision (cash settled).

Sasol Limited group

Notes to the financial statements

	2014	2013	2012
	Rm	Rm	Rm
Business segmentation
South African Energy Cluster	7 093	5 942	6 616
Mining	1 293	1 022	1 029
Gas	424	329	211
Synfuels	4 839	4 182	5 013
Oil	537	409	363
International Energy Cluster	3 456	2 875	928
Synfuels International	184	233	61
Petroleum International	3 272	2 642	867
Chemicals Cluster	2 682	2 407	2 066
Polymers	287	220	145
Solvents	168	225	154
Olefins & Surfactants	1 118	961	838
Other Chemical Businesses	1 109	1 001	929
Other Businesses	2 001	1 004	674
Total operations	15 232	12 228	10 284
Expected timing of future cash-flows
Within one year	2 901	1 043	674
One to five years	4 191	3 083	2 183
More than five years	11 041	9 145	8 101
	18 133	13 271	10 958

Estimated undiscounted obligation	57 923	44 711	40 517

Environmental Provisions

Representing the estimated actual cash flows in the period in which the obligation is settled.

In accordance with the group’s published environmental policy and applicable legislation, a provision for rehabilitation is recognised when the obligation arises.

The environmental obligation includes estimated costs for the rehabilitation of coal mining, oil, gas and petrochemical sites. The amount provided is calculated based on currently available facts and applicable legislation.

The determination of long-term provisions, in particular environmental provisions, remains a key area where management’s judgement is required. Estimating the future cost of these obligations is complex and requires management to make estimates and judgements because most of the obligations will only be fulfilled in the future and contracts and laws are often not clear regarding what is required. The resulting provisions could also be influenced by changing technologies and political, environmental, safety, business and statutory considerations.

It is envisaged that, based on the current information available, any additional liability in excess of the amounts provided will not have a material adverse effect on the group’s financial position, liquidity or cash flow.

The following risk-free rates were used to discount the estimated cash flows based on the underlying currency and time duration of the obligation.

	2014	2013	2012
	%	%	%

South Africa	6,4 to 8,7	5,5 to 8,3	5,4 to 7,5
Europe	0,3 to 2,4	0,3 to 2,5	0,6 to 2,2
United States of America	0,3 to 3,6	0,4 to 3,5	0,5 to 2,5
Canada	1,3 to 3,4	1,1 to 3,3	1,0 to 2,6

	2014	2013	2012
	Rm	Rm	Rm
A 1% point change in the discount rate would have the following effect on the long-term provisions recognised

Increase in the discount rate	(970)	(1 480)	(1 072)
amount capitalised to property, plant and equipment	(586)	(696)	(304)
amount recognised in income statement (income)	(384)	(784)	(768)

Decrease in the discount rate	1 023	1 777	1 403
amount capitalised to property, plant and equipment	753	208	383
amount recognised in income statement (expense)	270	1 569	1 020

Sasol Limited group

Notes to the financial statements

21 POST-RETIREMENT BENEFIT OBLIGATIONS

		2014	2013	2012
	Note	Rm	Rm	Rm

Post-retirement healthcare benefits	21.1	3 630	3 899	3 407
Pension benefits	21.2	5 931	5 090	3 542
Total post-retirement benefit obligations		9 561	8 989	6 949
Less short-term portion
post-retirement healthcare benefits	26	(128)	(107)	(95)
pension benefits	26	(139)	(69)	(44)
		9 294	8 813	6 810

21.1 Post-retirement healthcare benefits

The group provides post-retirement healthcare benefits to certain of its retirees, principally in South Africa and the United States of America. The method of accounting and the frequency of valuations for determining the liability are similar to those used for defined benefit pension plans.

South Africa

The post-retirement benefit plan provides certain healthcare and life assurance benefits to South African employees hired prior to 1 January 1998, who retire and satisfy the necessary requirements of the medical fund.  Generally, medical coverage provides for a specified percentage of most medical expenses, subject to pre-set rules and maximum amounts. The cost of providing these contributions is shared with the retirees. The plan is unfunded. The accumulated post-retirement benefit obligation is accrued over the employee’s working life until full eligibility age.

United States of America

Certain other healthcare and life assurance benefits are provided for personnel employed in the United States of America. Generally, medical coverage pays a specified percentage of most medical expenses, subject to pre-set maximum amounts and reduced for payments made by healthcare provider, Medicare. The cost of providing these benefits is shared with the retirees. The plan is also unfunded.

for the year ended 30 June	South Africa	United States of America

Last actuarial valuation	31 March 2014	30 June 2014
Full / interim valuation	Full	Full
Valuation method adopted	Projected unit credit	Projected unit credit

Sasol Limited group

Notes to the financial statements

Principal actuarial assumptions

Weighted average assumptions used in performing actuarial valuations determined in consultation with independent actuaries.

	South Africa		United States of America
	2014	2013	2014		2013
at valuation date	%	%	%		%
Healthcare cost inflation
Initial	7,5	7,6	7,0	*	7,0	*
Ultimate	7,5	7,6	5,5	*	5,5	*
Discount rate	9,6	8,0	3,5		3,9
Pension increase assumption	4,3	4,4	n/a		n/a

Weighted average duration of the obligation	17 years	19 years	8 years		8 years

* The healthcare cost inflation rate in respect of the plans for the United States of America is capped. All additional future increases due to the healthcare cost inflation will be borne by the participants.

Reconciliation of projected benefit obligation to the amount recognised in the statement of financial position

	South Africa		United States of America		Total
	2014	2013	2014	2013	2014	2013
for the year ended 30 June	Rm	Rm	Rm	Rm		Rm

Projected benefit obligation	3 410	3 706	220	193	3 630	3 899
Less short-term portion	(110)	(90)	(18)	(17)	(128)	(107)

Non-current post-retirement healthcare obligation	3 300	3 616	202	176	3 502	3 792

Reconciliation of the total post-retirement healthcare obligation recognised in the statement of financial position

	South Africa		United States of America		Total
	2014	2013	2014	2013	2014	2013
for the year ended 30 June	Rm	Rm	Rm	Rm	Rm	Rm

Total post-retirement healthcare obligation at beginning of year	3 706	3 250	193	157	3 899	3 407
Acquisition of business	—	12	—	12	—	24
Disposal of businesses	—	(6)	—	—	—	(6)
Reclassification to held for sale	(3)	—	—	—	(3)	—
Current service cost	118	65	5	4	123	69
Interest cost	374	204	7	6	381	210
Remeasurement (gains) / losses	(580)	244	15	(5)	(565)	239
actuarial gains - change in demographic assumptions	131	—	—	—	131	—
actuarial (gains) / losses - change in financial assumptions	(701)	244	7	(5)	(694)	239
actuarial (gains) / losses - change in actuarial experience	(10)	—	8	—	(2)	—
Benefits paid	(120)	(63)	(17)	(15)	(137)	(78)
Curtailments and settlements (1)	(85)	—	—	—	(85)	—
Plan amendments	—	—	2	—	2	—
Translation of foreign operations	—	—	15	34	15	34
Total post-retirement healthcare obligation at end of year	3 410	3 706	220	193	3 630	3 899

(1) Amount represents employees who are subject to the business performance enhancement project.

Sasol Limited group

Notes to the financial statements

Net post-retirement healthcare costs recognised in the income statement

	South Africa		United States of America		Total
	2014	2013	2014	2013	2014	2013
for the year ended 30 June	Rm	Rm	Rm	Rm	Rm	Rm

Current service cost	118	65	5	4	123	69
Net interest cost	374	204	7	6	381	210
Curtailments and settlements	(85)	—	—	—	(85)	—
Plan amendments	—	—	2	—	2	—
Net periodic benefit cost	407	269	14	10	421	279

Remeasurement of the net post-retirement healthcare obligation

	South Africa		United States of America		Total
	2014	2013	2014	2013	2014	2013
for the year ended 30 June	Rm	Rm	Rm	Rm	Rm	Rm

Actuarial gains arising from changes in demographic assumptions	131	—	—	—	131	—
Actuarial (gains) / losses arising from changes in financial assumptions	(701)	244	7	(5)	(694)	239
Actuarial (gains) / losses arising from change in actuarial experience	(10)	—	8	—	(2)	—
Net remeasurement recognised in other comprehensive income	(580)	244	15	(5)	(565)	239

Sensitivity analysis

The sensitivity analysis is performed in order to assess how the post-retirement healthcare obligation would be affected by changes in the actuarial assumptions underpinning the calculation.

	South Africa		United States of America
	2014	2013	2014		2013
for the year ended 30 June	Rm	Rm	Rm		Rm
1% point change in actuarial assumptions:

Increase in the healthcare cost inflation	569	713	—	*	—	*
Decrease in the healthcare cost inflation	(460)	(553)	—	*	—	*
Increase in the discount rate	(440)	(545)	(17)		(13)
Decrease in the discount rate	552	715	19		16
Increase in the pension increase assumption	174	257	—	*	—	*
Decrease in the pension increase assumption	(196)	(250)	—	*	—	*

*A change in the healthcare cost inflation for the United States of America will not have an effect on the above components or the obligation as the employer’s cost is capped and all future increases due to the healthcare cost inflation are borne by the participants.

The sensitivities may not be representative of the actual change in the post-retirement healthcare obligation, as it is unlikely that the changes would occur in isolation of one another, and some of the assumptions may be correlated.

Pension increase risk

Benefits in these plans are linked to pension benefits paid, which are to some extent linked to inflation. Accordingly, increased inflation levels represent a risk that could increase the cost of paying the funds committed to benefits.

Measurement risk

There are important assumptions underpinning the calculation of the IAS 19 obligation. These include the healthcare cost inflation and discount rate assumptions.

Healthcare cost inflation risk: Healthcare cost inflation is CPI inflation plus two percentage points over the long-term. An increase in healthcare cost inflation will increase the obligation of the plan.

Discount rate risk: The discount rate is derived from prevailing bond yields. A decrease in the discount rate used will increase the obligation of the plan.

Other

Changes in other assumptions used could also affect the measured liabilities. There is also a regulatory risk as well as foreign funds under the jurisdiction of other countries. To the extent that governments can change the regulatory frameworks, there may be a risk that minimum benefits or minimum pension increases may be instituted, increasing the associated cost for the fund.

Sasol Limited group

Notes to the financial statements

21.2 Pension benefits

The group operates or contributes to defined benefit pension plans and defined contribution plans in the countries in which it operates.

Contributions by the group and in some cases the employees are made for funds set up in South Africa and the United States of America, while no contributions are made for plans established in other geographic areas like Europe.

Provisions for pension obligations are established for benefits payable in the form of retirement, disability and surviving dependent pensions. The benefits offered vary according to the legal, fiscal and economic conditions of each country.

South African operations

Background

Sasol contributes to the Sasol Pension fund (the fund), a pension fund which provides defined post-retirement and death benefits based on final pensionable salary at retirement. Prior to 1 April 1994, this pension fund was open to all employees of the group in South Africa. In 1994, all members were given the choice to voluntarily transfer to the newly established defined contribution section of the pension fund and approximately 99% of contributing members chose to transfer to the defined contribution section.  At that date the calculated actuarial surplus of approximately R1 250 million was apportioned to pensioners, members transferring to the defined contribution section and a R200 million balance was allocated within the pension fund to an employer’s reserve.

Defined benefit option for defined contribution members

In terms of the rules of the fund, on retirement, employees employed before 1 January 2009 have an option to purchase a defined benefit pension with their member share. Should a member elect this option, the group is exposed to actuarial risk from the date of retirement. In terms of IAS 19, the classification requirements stipulate that where an employer is exposed to any actuarial risk, the fund must be classified as a defined benefit plan. In 2014, Sasol reassessed the accounting for defined contribution members holding such options. This change in classification had no impact on the net pension asset recognised in the statement of financial position, and the related items in the statement of comprehensive income. The disclosures have been re-presented to include the obligation and the related plan assets for the defined contribution portion of the fund, in both the current and previous years.

There is no legal or constructive obligation created through this additional disclosure. The fund will continue to distinguish between the different types of members based on the benefits associated with each, in terms of the definitions provided in the South African Pension Funds Act, 1956.

Notional Pensioner Account

Within the rules of the pension fund, any excess of the current pensioner’s assets over the obligation relating to them is reserved for future benefit of the pensioners (usually in the form of pension increases). Because this notional pensioners account must be used for the benefit of the pensioners, it is accrued as part of the overall fund obligation for the group. In future, any shortfall in a particular year can be funded out of this notional pensioners account. This reserve can only be utilised for the benefit of the current pensioners, however, when a defined benefit member retires, or a defined contribution member elects the option to purchase into the defined benefit fund, they will be equally entitled to any notional pensioners account at that point. Should the group’s net position ever be that of a liability, the notional pensioners account can be used to fund future pension increases if necessary. The group will only recognise a liability once the notional pensioner account has been fully utilised.

Fund Assets

The assets of the fund are held separately from those of the company in a trustee administered fund, registered in terms of the South African Pension Funds Act, 1956. Included in the fund assets are 2 007 108  Sasol ordinary shares valued at R1 269 million at year end (2013 - 2 007 108 Sasol ordinary shares valued at R866 million) purchased under terms of an approved investment strategy.

Contributions

The annual pension charge is determined in consultation with the pension fund’s independent actuary and is calculated using assumptions consistent with those used at the last actuarial valuation of the pension fund. The fund assets have been valued at fair value.

The pension asset of R487 million (2013 — R407 million) in the statement of financial position represents the accumulated excess of the actual contributions paid to the pension fund in excess of the accumulated pension liability and the surplus that arose prior to 31 December 2002, to which the company is entitled in terms of the Surplus Apportionment Scheme as well as the rules of the fund.

Members of the defined benefit section are required to contribute to the pension fund at the rate of 7,5% of pensionable salary. Sasol meets the balance of the cost of providing benefits. Company contributions are based on the results of the actuarial valuation of the pension fund in terms of South African legislation and are agreed by Sasol Limited and the pension fund trustees.

Contributions, for the defined contributions section, are paid by the members and Sasol at fixed rates. Contributions to the defined contribution fund by the group for the year ended 30 June 2014 amounted to R1 562 million, comprising R1 027 million of contributions made by the employer and R535 million in respect of employees (2013 - R1 295 million, comprising R862 million of contributions made by the employer and R433 million in respect of employee contributions).

Limitation of asset recognition

In December 2001, the Pension Funds Second Amendment Act (the Act) was promulgated. The Act generally provides for the payment of enhanced benefits to former members, minimum pension increases for pensioners and the apportionment of any actuarial surplus existing in the Fund, at the apportionment date, in an equitable manner between existing members including pensioners, former members and the employer in such proportions as the trustees of the fund shall determine.

In terms of the Act, the fund undertook a surplus apportionment exercise as at December 2002. The surplus apportionment exercise, and the 31 December 2002 statutory valuation of the Fund, was approved by the Financial Services Board on 26 September 2006. Payments of benefits to former members in terms of the surplus apportionment scheme have been substantially completed and an amount of R108 million (2013 - R104 million) has been set aside for members that have not claimed their benefits.

Based on the latest actuarial valuation of the fund and the approval of the trustees of the surplus allocation, the company has an unconditional entitlement to only the funds in the employer surplus account and the contribution reserve. The estimated surplus due to the company amounted to approximately R487 million (2013 - R407 million) and has been included in the pension asset recognised in the current year.

Sasol Limited group

Notes to the financial statements

Membership

A significant number of employees are covered by union sponsored, collectively bargained, and in some cases, multi employer defined contribution pension plans. Information from the administrators of these plans offering defined benefits is not sufficient to permit the company to determine its share, if any, of any unfunded vested benefits.

The group occupies certain properties owned by the Sasol Pension Fund. The fair value of investment properties owned by the Sasol Pension Fund is R5 292 million as at 30 June 2014 (2013 - R4 298 million).

Foreign operations

Pension coverage for employees of the group’s international operations is provided through separate plans. The company systematically provides for obligations under such plans by depositing funds with trustees for those plans operating in the United States of America or by creation of accounting obligations for other plans.

Pension fund assets

The assets of the pension funds are invested as follows:

	South Africa		United States of America
	2014	2013	2014	2013
at 30 June	%	%	%	%
Local equities	48	50	30	28
equity instrument funds	—	—	30	28
financial institutions	8	9	—	—
manufacturing industry	40	41	—	—
Foreign equities	15	13	15	12
equity instrument funds	—	—	15	12
financial institutions	2	1	—	—
manufacturing industry	13	12	—	—
Fixed interest	11	13	44	50
Property	20	20	6	6
retail	12	11	1	1
offices	1	2	1	2
other	7	7	4	3
Cash and cash equivalents	3	3	—	—
Other	3	1	5	4
Total	100	100	100	100

The pension fund assets are measured at fair value at valuation date. The fair value of the equity and debt instruments have been calculated by reference to quoted prices in an active market. The fair value of property and other assets has been determined by performing market valuations and using other valuation techniques at the end of each reporting period.

Investment strategy

The investment objectives of the group’s pension plans are designed to generate returns that will enable the plans to meet their future obligations. The precise amount for which these obligations will be settled depends on future events, including the life expectancy of the plan’s members and salary inflation. The obligations are estimated using actuarial assumptions, based on the current economic environment.

The pension plans seek to achieve total returns both sufficient to meet expected future obligations as well as returns greater than their policy benchmark reflecting the target weights of the asset classes used in its targeted strategic asset allocation.

In evaluating the strategic asset allocation choices, an emphasis is placed on the long-term characteristics of each individual asset class, and the benefits of diversification among multiple asset classes. Consideration is also given to the proper long-term level of risk for the plan, particularly with respect to the long-term nature of the plan’s liabilities, the impact of asset allocation on investment results, and the corresponding impact on the volatility and magnitude of plan contributions and expense and the impact certain actuarial techniques may have on the plan’s recognition of investment experience.

The trustees target the plans’ asset allocation within the following ranges within each asset class:

	South Africa(1)		United States of America
	Minimum	Maximum	Minimum	Maximum
Asset classes	%	%	%	%
Equities
local	45	60	25	65
foreign	5	15	—	25
Fixed interest	6	25	20	65
Property	10	35	—	20
Other	—	20	—	20

(1)   Members of the scheme have a choice of four investment portfolios. The targeted allocation disclosed represents the moderate balanced investment portfolio which the majority of the members of the scheme have adopted. The total assets of the fund under these investment portfolios are R144 million, R37 689 million, R857 million and R20 million for the low portfolio, moderate portfolio, aggressive portfolio and money market portfolio, respectively. Defined benefit members’ funds are invested in the moderate balanced portfolio. The money market portfolio is restricted to pensioners only.

Sasol Limited group

Notes to the financial statements

The trustees of the respective funds monitor investment performance and portfolio characteristics on a regular basis to ensure that managers are meeting expectations with respect to their investment approach. There are restrictions and controls placed on managers in this regard.

for the year ended 30 June	South Africa	United States of America	Europe

Last actuarial valuation	31 March 2014	30 June 2014	30 June 2014
Full / interim valuation	Full	Full	Full
Valuation method adopted	Projected unit credit	Projected unit credit	Projected unit credit

The plans have been assessed by the actuaries and have been found to be in sound financial positions.

Principal actuarial assumptions

Weighted average assumptions used in performing actuarial valuation determined in consultation with independent actuaries.

			Foreign
	South Africa		United States of America				Europe
	2014	2013	2014		2013		2014	2013
at valuation date	%	%	%		%		%	%

Discount rate	9,1	8,3	3,6		2,8		2,9	3,6
Average salary increases	7,0	7,1	4,2		4,2		2,9	2,9
Pension increase assumption	4,3	4,4	n/a	*	n/a	*	2,3	2,2

Weighted average duration of the obligation	15 years	15 years	13 years		14 years		18 years	15 years

* There are no automatic pension increases for the United States pension plan, and thus it is not one of the inputs utilised in calculating the obligation.

Assumptions regarding future mortality are based on published statistics and mortality tables.

Reconciliation of the projected net pension liability / (asset) recognised in the statement of financial position

	South Africa		Foreign		Total
	2014	2013	2014	2013	2014	2013
for the year ended 30 June	Rm	Rm	Rm	Rm	Rm	Rm
Projected benefit obligation (funded obligation)	37 310	32 583	2 241	1 943	39 551	34 526
Defined benefit portion	11 515	9 667	2 241	1 943	13 756	11 610
Defined benefit option for defined contribution members	25 795	22 916	—	—	25 795	22 916
Plan assets	(38 859)	(32 990)	(1 904)	(1 543)	(40 763)	(34 533)
Defined benefit portion	(13 693)	(10 871)	(1 904)	(1 543)	(15 597)	(12 414)
Defined benefit option for defined contribution members	(25 166)	(22 119)	—	—	(25 166)	(22 119)
Projected benefit obligation (unfunded obligation)	—	—	5 594	4 690	5 594	4 690
Asset not recognised due to asset limitation	1 062	—	—	—	1 062	—
Net liability / (asset) recognised	(487)	(407)	5 931	5 090	5 444	4 683

The obligation which arises for the defined contribution members with the option to purchase into the defined benefit fund is limited to the assets that they have accumulated until retirement date. However, after retirement date, there is actuarial risk associated with the members as full defined benefit members. Thus the obligation raised for the defined contribution members exceeds their related asset. The surplus which existed in the fund before consideration of these members was affected by this inclusion. As a result, the previously reported asset ceiling limit in 2013 is no longer relevant, as the funds surplus is the same as the assets attributable to the employer.

	South Africa		Foreign		Total
	2014	2013	2014	2013	2014	2013
Comprising	Rm	Rm	Rm	Rm	Rm	Rm
Pension asset (refer note 9)	(487)	(407)	—	—	(487)	(407)
Pension benefit obligation	—	—	5 931	5 090	5 931	5 090
Long-term portion	—	—	5 792	5 021	5 792	5 021
Short-term portion	—	—	139	69	139	69

Net liability / (asset) recognised	(487)	(407)	5 931	5 090	5 444	4 683

Sasol Limited group

Notes to the financial statements

Reconciliation of projected benefit obligation (funded obligation)

	South Africa		United States of America		Total
	2014	2013	2014	2013	2014	2013
for the year ended 30 June	Rm	Rm	Rm	Rm	Rm	Rm

Projected benefit obligation at beginning of year	32 583	25 647	1 943	1 460	34 526	27 107
Acquisition of business	—	—	—	174	—	174
Current service cost	995	867	98	68	1 093	935
Interest cost	2 735	2 264	59	49	2 794	2 313
Remeasurement items	2 200	4 512	148	58	2 348	4 570
actuarial losses - change in demographic assumptions	—	—	1	1	1	1
actuarial losses - change in financial assumptions	2 200	4 512	46	57	2 246	4 569
actuarial losses - change in actuarial experience	—	—	101	—	101	—
Member contributions	535	433	1	1	536	434
Benefits paid	(1 738)	(1 140)	(123)	(244)	(1 861)	(1 384)
Plan amendment	—	—	(38)	—	(38)	—
Translation of foreign operations	—	—	153	337	153	337
Curtailments and settlements	—	—	—	40	—	40
Projected benefit obligation at end of year	37 310	32 583	2 241	1 943	39 551	34 526

Reconciliation of projected benefit obligation (unfunded obligation)

	Foreign		Total
	2014	2013	2014	2013
for the year ended 30 June	Rm	Rm	Rm	Rm

Projected benefit obligation at beginning of year	4 690	3 262	4 690	3 262
Current service cost	137	102	137	102
Interest cost	186	150	186	150
Remeasurement losses	772	406	772	406
actuarial losses - change in financial assumptions	739	406	739	406
actuarial losses - change in actuarial experience	33	—	33	—
Benefits paid	(122)	(93)	(122)	(93)
Plan amendment	(6)	—	(6)	—
Translation of foreign operations	648	863	648	863
Disposal of business	(711)	—	(711)	—
Projected benefit obligation at end of year	5 594	4 690	5 594	4 690

Reimbursement right recognised at fair value (1)	189	168	189	168

(1) Certain of the foreign defined benefit plans have reimbursement rights under contractually agreed legal binding terms that match the amount and timing of some of the benefits payable under the plan. Those benefits have a present value of R189 million (2013 - R168 million) and have been recognised in long-term receivables.

Sasol Limited group

Notes to the financial statements

Reconciliation of plan assets of funded obligation

	South Africa		Foreign		Total
	2014	2013	2014	2013	2014	2013
for the year ended 30 June	Rm	Rm	Rm	Rm	Rm	Rm

Fair value of plan assets at beginning of year	32 990	26 463	1 543	1 180	34 533	27 643
Acquisition of business	—	—	—	119	—	119
Interest income	2 730	2 290	48	38	2 778	2 328
Plan participant contributions	535	433	1	—	536	433
Employer contributions	1 027	862	126	66	1 153	928
Benefit payments	(1 738)	(1 140)	(123)	(244)	(1 861)	(1 384)
Plan benefits	—	—	—	1	—	1
Remeasurement items	3 315	4 082	184	117	3 499	4 199
return on plan assets (excluding interest income)	3 315	4 082	184	117	3 499	4 199
Translation of foreign operations	—	—	125	266	125	266
Fair value of plan assets at end of year	38 859	32 990	1 904	1 543	40 763	34 533

Actual return on plan assets	6 045	6 372	232	155	6 277	6 527

Net periodic pension cost / (gain) recognised in the income statement

	South Africa		Foreign		Total
	2014	2013	2014	2013	2014	2013
for the year ended 30 June	Rm	Rm	Rm	Rm	Rm	Rm
Current service cost	995	867	235	170	1 230	1 037
Net interest cost / (income)	5	(26)	197	161	202	135
Plan amendments	—	—	(44)	—	(44)	—
Net pension cost / (gain)	1 000	841	388	331	1 388	1 172

The current service cost and net interest cost for the year is included in employee costs in the income statement. The remeasurement of the net defined benefit liability / (asset) is included in the statement of comprehensive income.

Remeasurement of the net defined benefit liability / (asset)

	South Africa		Foreign		Total
	2014	2013	2014	2013	2014	2013
for the year ended 30 June	Rm	Rm	Rm	Rm	Rm	Rm
Return on plan assets (excluding amounts in net interest cost)	(3 315)	(4 082)	(184)	(117)	(3 499)	(4 199)
Actuarial losses arising from changes in actuarial experience	—	—	134	1	134	1
Actuarial losses arising from changes in financial assumptions	2 200	4 512	785	463	2 985	4 975
Actuarial losses arising from changes in demographic assumptions	—	—	1	—	1	—
Changes in asset limitation	1 062	(503)	—	—	1 062	(503)
Net remeasurement recognised on net defined liability / (asset)	(53)	(73)	736	347	683	274
Remeasurement relating to reimbursive right	—	—	(38)	(16)	(38)	(16)
Net remeasurement recognised in other comprehensive income	(53)	(73)	698	331	645	258

Contributions

Funding is based on actuarially determined contributions.  The following table sets forth the projected pension contributions for the 2015 financial year.

	South Africa	Foreign
	Rm	Rm

Pension contributions	1 112	132

Sasol Limited group

Notes to the financial statements

Sensitivity analysis

A sensitivity analysis is performed in order to assess how the post-retirement pension obligation would be affected by changes in the actuarial assumptions underpinning the calculation.

	South Africa		Foreign
	2014	2013	2014		2013
for the year ended 30 June	Rm	Rm	Rm		Rm
1% point change in actuarial assumptions:

Increase in average salaries	26	32	272		179
Decrease in average salaries	(23)	(29)	(371)		(407)

Increase in the discount rate	(1 549)	(1 227)	(1 260)		(1 102)
Decrease in the discount rate	1 858	1 482	1 479		1 164
Increase in the pension increase assumption	1 793	1 401	626	*	418	*
Decrease in the pension increase assumption	(1 539)	(1 195)	(628	)*	(576	)*

*       This sensitivity analysis relates only to the Europe obligations as there are no automatic pension increases for the United States pension plan, and thus it is not one of the inputs utilised in calculating the obligation.

The sensitivities may not be representative of the actual change in the post-retirement pension obligation, as it is unlikely that the changes would occur in isolation of one another, and some of the assumptions may be correlated.

Investment risk

The actuarial valuation assumes certain asset returns on invested assets. If actual returns on plan assets are below the assumption, this may lead to a strain on the fund, which, over time, may lead to a plan deficit. In order to mitigate the concentration risk, the fund assets are invested across equity securities, property securities and debt securities. Given the long term nature of the obligations, it is considered appropriate that investment is made in equities and real estate to improve the return generated by the fund. These may result in improved pension benefits to members.

Pension increase risk

Benefits in these plans are to some extent linked to inflation so increased inflation levels represent a risk that could increase the cost of paying the funds committed to benefits. This risk is mitigated as pension benefits are subject to affordability.

Measurement risk

There are important assumptions underpinning the calculation of the IAS 19 obligation. These include the salary increase and discount rate assumptions.

Salary risk: An increase in the salary of plan participants will increase the plan’s liability. This risk has been limited with the closure of the defined benefit plan and the introduction of the defined contribution plan. There are now a limited number of active defined benefit members.

Discount rate risk: The discount rate is derived from prevailing bond yields. A decrease in the discount rate used will increase the obligation of the plan.

Other

Changes in other assumptions used could also affect the measured liabilities. There is also a regulatory risk as well as foreign funds under the jurisdiction of other countries. To the extent that governments can change the regulatory frameworks, there may be a risk that minimum benefits or minimum pension increases may be instituted, increasing the associated cost for the fund.

Sasol Limited group

Notes to the financial statements

22  LONG-TERM DEFERRED INCOME

		2014	2013	2012
	Note	Rm	Rm	Rm

Total deferred income		364	372	403
Short-term portion	27	(71)	(67)	(80)
		293	305	323

Amounts received in respect of emission rights to be recognised in the income statement as the rights are generated.

23  DEFERRED TAX

		2014	2013	2012
	Note	Rm	Rm	Rm
Reconciliation
Balance at beginning of year		13 254	11 666	10 325
Acquisition of businesses	56	46	232	—
Disposal of businesses	57	—	11	—
Current year charge		1 694	1 121	1 007
per the income statement	43	1 767	1 258	1 381
per the statement of comprehensive income	45	(73)	(137)	(374)
Reclassification from / (to) held for sale		10	(11)	—
Transactions with non-controlling shareholders in subsidiaries		—	(11)	35
Foreign exchange differences recognised in income statement		105	223	153
Translation of foreign operations	48	(6)	23	146
Balance at end of year		15 103	13 254	11 666

Comprising
Deferred tax assets		(3 143)	(2 318)	(1 514)
Deferred tax liabilities		18 246	15 572	13 180
		15 103	13 254	11 666

Deferred tax assets and liabilities are determined based on the tax status and rates of the underlying entities.

Attributable to the following tax jurisdictions
South Africa	13 249	11 739	10 551
United States of America	866	531	218
Germany	(84)	—	332
Mozambique	1 554	1 397	1 040
Other	(482)	(413)	(475)
	15 103	13 254	11 666

Deferred tax is attributable to the following temporary differences

Assets
Property, plant and equipment	378	348	455
Short- and long-term provisions	(2 349)	(1 783)	(1 109)
Calculated tax losses	(1 088)	(642)	(563)
Other	(84)	(241)	(297)
	(3 143)	(2 318)	(1 514)

Liabilities
Property, plant and equipment	23 698	20 207	17 663
Intangible assets	132	133	46
Current assets	(1 037)	(820)	(395)
Short- and long-term provisions	(4 296)	(3 595)	(3 370)
Calculated tax losses	(327)	(464)	(687)
Other	76	111	(77)
	18 246	15 572	13 180

Deferred tax assets have been recognised for the carry forward amount of unused tax losses relating to the group’s operations where, among other things, taxation losses can be carried forward indefinitely and there is evidence that it is probable that sufficient taxable profits will be available in the future to utilise all tax losses carried forward.

Sasol Limited group

Notes to the financial statements

Deferred tax assets have been recognised to the extent that it is probable that the entities will generate future taxable income against which these tax losses can be utilised. A portion of the estimated tax losses available may be subject to various statutory limitations as to its usage.

Calculated tax losses

		2014	2013	2012
	Note	Rm	Rm	Rm
(before applying the applicable tax rate)
Available for offset against future taxable income		21 072	15 173	12 584
Utilised against the deferred tax balance		(4 917)	(3 675)	(4 065)
Not recognised as a deferred tax asset		16 155	11 498	8 519

Deferred tax assets not recognised on tax losses mainly relate to Sasol’s exporation and development entities.

Calculated tax losses carried forward that have not been recognised

Expiry between one and two years	378	—	—
Expiry between two and five years	41	—	—
Expiry thereafter	14 668	10 170	6 657
Indefinite life	1 068	1 328	1 862
	16 155	11 498	8 519

Unremitted earnings of subsidiaries, joint operations, incorporated joint ventures and associates

Deferred tax liabilities are not recognised for the income tax effect that may arise on the remittance of unremitted earnings by subsidiaries, joint operations, incorporated joint ventures and associates. It is management’s intention that, where there is no double taxation relief, these earnings will be permanently re-invested in the group.

Unremitted earnings at end of year that would be subject to dividend withholding tax	28 370	18 156	14 041
Europe	14 071	8 063	7 994
Rest of Africa	2 766	2 198	1 618
United States of America	4 686	2 000	(190)
Qatar	3 749	3 695	2 880
Other	3 098	2 200	1 739

Tax effect if remitted	1 745	1 115	866
Europe	1 066	760	720
Rest of Africa	4	5	7
United States of America	352	140	16
Other	323	210	123

Dividend withholding tax

On 1 April 2012, STC was replaced with a dividend withholding tax. Subsequent to 1 April 2012, outstanding STC credits can be carried forward for a period of three years. The company may utilise the available STC credits to reduce the liability for dividend withholding tax of the beneficial holder of the share. The company has not recognised deferred tax assets relating to these STC credits at 30 June 2014 (2013 - Rnil).

Dividend withholding tax is payable at a rate of 15% on dividends distributed to shareholders. Dividends paid to companies and certain other institutions and certain individuals are not subject to this withholding tax. This tax is not attributable to the company paying the dividend but is collected by the company and paid to the tax authorities on behalf of the shareholder.

On receipt of a dividend, the company includes the dividend withholding tax on this dividend in its computation of the income tax expense in the period of such receipt.

	2014	2013	2012
	Rm	Rm	Rm
Undistributed earnings at end of year that would be subject to dividend withholding tax withheld by the company on behalf of shareholders	142 381	126 881	111 643

Maximum withholding tax payable by shareholders if distributed to individuals	21 357	19 032	11 164

Sasol Limited group

Notes to the financial statements

CURRENT LIABILITIES

		2014	2013	2012
	NOTE	Rm	Rm	Rm

LIABILITIES IN DISPOSAL GROUPS HELD FOR SALE	12	57	—	—

SHORT-TERM DEBT	24	2 637	1 565	1 217

SHORT-TERM FINANCIAL LIABILITIES	25	446	189	128

SHORT-TERM PROVISIONS	26	6 644	4 249	3 341

SHORT-TERM DEFERRED INCOME	27	101	1 167	730

TAX PAYABLE	28	1 097	1 402	494

TRADE PAYABLES AND ACCRUED EXPENSES	29	22 327	20 962	17 223

OTHER PAYABLES	30	5 306	4 712	4 124

BANK OVERDRAFT	17	379	748	166

		38 994	34 994	27 423

Sasol Limited group

Notes to the financial statements

24                                  SHORT-TERM DEBT

		2014	2013	2012
	Note	Rm	Rm	Rm

Revolving credit facility		102	257	—
Bank loans		33	—	14
Short-term debt		135	257	14
Short-term portion of long-term debt	18	2 502	1 308	1 203
		2 637	1 565	1 217

Reconciliation

Balance at beginning of year		257	14	45
Loans raised		2 346	2 049	41
Loans repaid		(2 497)	(1 834)	(80)
Translation effect of foreign currency loans		—	(1)	1
Translation of foreign operations	48	29	29	7
Balance at end of year		135	257	14

All short-term debt is interest bearing and bears interest at market related rates. The weighted average interest rate applicable to short-term debt for the year was approximately 2,72% (2013 - 1,43%; 2012 - 0,03%).

Security

All short-term debt is unsecured.

Fair value of short-term debt

The carrying value of short-term external debt approximates fair value because of the short period to maturity. The fair value of the short-term portion of the long-term debt is disclosed in note 18.

25                                  SHORT-TERM FINANCIAL LIABILITIES

		2014	2013	2012
	Note	Rm	Rm	Rm

Derivative instruments
Forward exchange contracts		355	185	119
Interest rate derivatives		—	—	5
Commodity derivatives		87	—	—
		442	185	124
used for cash flow hedging		2	1	22
held for trading		440	184	102

Non-derivative instruments
Short-term portion of financial guarantees	19	4	4	4

Arising on short-term financial instruments		446	189	128

Short-term financial liabilities include the revaluation of out-of-the-money derivative instruments, refer note 64.

Fair value of derivative financial instruments

The fair value of derivatives is based upon market valuations.

Sasol Limited group

Notes to the financial statements

26                                  SHORT-TERM PROVISIONS

		2014	2013	2012
	Note	Rm	Rm	Rm

Employee provisions		122	76	74
Insurance related provisions		—	59	52
Provision in respect of EGTL (1)		1 763	1 638	1 353
Provision against guarantees		—	364	292
Restructuring provisions		269	—	—
Administrative penalty on Sasol Polymers (2)		534	—	—
Other provisions		788	893	757
		3 476	3 030	2 528
Short-term portion of
long-term provisions	20	2 901	1 043	674
post-retirement benefit obligations	21	267	176	139
		6 644	4 249	3 341

Reconciliation
Balance at beginning of year		3 030	2 528	2 010
Disposal of businesses	57	(11)	(7)	(1)
Net income statement movement	51	269	69	419
Other movements in short-term provisions		—	—	27
Foreign exchange differences recognised in income statement		139	337	41
Translation of foreign operations	48	49	103	32
Balance at end of year		3 476	3 030	2 528

(1) A provision in respect of the fiscal arrangements relating to the Escravos GTL project amounting to US$166 million (R1 763 million) has been recognised at 30 June 2014 (2013 - R1 638 million; 2012 - R1 353 million).

(2) On 5 June 2014, the South African Competition Tribunal imposed an administrative penalty on Sasol Polymers (refer note 58.4).

27                                  SHORT-TERM DEFERRED INCOME

		2014	2013	2012
	Note	Rm	Rm	Rm

Short-term portion of long-term deferred income	22	71	67	80
Short-term deferred income		30	1 100	650
		101	1 167	730

Short-term deferred income relates mainly to amounts received in advance that can only be utilised on the occurrence of specific events, the sale of fuel to be recognised in income when ownership of inventory passes, as well as emission rights received to be recognised in income as the emissions are generated.

Sasol Limited group

Notes to the financial statements

28                                  TAX PAID

		2014	2013	2012
	Note	Rm	Rm	Rm

Net amounts unpaid at beginning of year		(1 222)	(172)	(628)
Acquisition of businesses	56	(10)	(5)	—
Disposal of businesses	57	—	(2)	—
Net interest and penalties on tax		(3)	(8)	(10)
Income tax per income statement	43	(12 929)	(11 337)	(10 120)
Reclassification to held for sale		4	9	—
Foreign exchange differences recognised in income statement		(18)	(16)	(10)
Translation of foreign operations	48	(16)	(58)	(16)
		(14 194)	(11 589)	(10 784)
Net tax payable per statement of financial position		547	1 222	172
tax payable		1 097	1 402	494
tax receivable		(550)	(180)	(322)

Per the statement of cash flows		(13 647)	(10 367)	(10 612)

Comprising
Normal tax
South Africa		(10 721)	(8 269)	(7 685)
Foreign		(2 843)	(2 030)	(1 900)
Dividend withholding tax		(83)	(68)	(16)
STC		—	—	(1 011)
		(13 647)	(10 367)	(10 612)

29                                  TRADE PAYABLES AND ACCRUED EXPENSES

Trade payables	16 111	14 253	11 919
Accrued expenses	2 772	2 135	1 266
Related party payables	67	817	1 003
third parties	15	27	173
joint ventures	52	790	830

	18 950	17 205	14 188
Duties payable to revenue authorities	2 679	3 003	2 696
Value added tax	698	754	339
	22 327	20 962	17 223

Age analysis of trade payables

Not past due date	13 448	12 947	10 905
Past due 0 - 30 days	2 280	938	632
Past due 31 - 150 days	290	288	250
Past due 151 days - one year	61	41	101
More than one year	32	39	31
	16 111	14 253	11 919

No individual vendor represents more than 10% of the group’s trade payables.

Fair value of trade payables and accrued expenses

The carrying value approximates fair value because of the short period to settlement of these obligations.

30                                  OTHER PAYABLES

	2014	2013	2012
	Rm	Rm	Rm

Employee related payables	4 402	3 858	3 266
Insurance related payables	182	127	347
Other payables	722	727	511
	5 306	4 712	4 124

Fair value of other payables

The carrying value approximates fair value because of the short period to maturity.

Sasol Limited group

Notes to the financial statements

RESULTS OF OPERATIONS

		2014	2013	2012
	NOTE	Rm	Rm	Rm

TURNOVER	31	202 683	169 891	159 114

MATERIALS, ENERGY AND CONSUMABLES USED	32	(89 224)	(76 617)	(78 711)

EMPLOYEE RELATED EXPENDITURE	33	(28 569)	(22 477)	(18 608)

TRANSLATION GAINS	34	798	2 892	739

OTHER OPERATING EXPENSES	35	(12 522)	(8 889)	(9 191)

OTHER OPERATING INCOME	36	4 309	1 763	1 401

FINANCIAL INSTRUMENTS(EXPENSES) / INCOME	37	(290)	64	157

REMEASUREMENT ITEMS AFFECTING OPERATING PROFIT	38	(7 629)	(2 949)	(1 777)

SHARE OF PROFIT OF EQUITY ACCOUNTED JOINT VENTURES, NET OF TAX	39	3 810	1 562	4 545

SHARE OF PROFIT OF ASSOCIATES, NET OF TAX	40	334	504	416

FINANCE INCOME	41	1 220	669	811

FINANCE COSTS	42	(1 925)	(1 808)	(1 818)

TAXATION	43	(14 696)	(12 595)	(11 501)

		Rand	Rand	Rand

EARNINGS PER SHARE	44	48,57	43,38	39,09
DIVIDEND PER SHARE	44	21,50	19,00	17,50

		Rm	Rm	Rm

OTHER COMPREHENSIVE INCOME	45	4 438	7 815	3 280

Sasol Limited group

Notes to the financial statements

31                                  TURNOVER

	2014	2013	2012
	Rm	Rm	Rm

Sale of products	200 960	168 300	157 666
Services rendered	1 082	947	790
Other trading income	641	644	658
	202 683	169 891	159 114

Comprising
Within South Africa	104 365	88 239	83 636
Exported from South Africa	28 254	22 993	20 663
Outside South Africa	70 064	58 659	54 815
	202 683	169 891	159 114

Turnover generated within South Africa includes sales of products manufactured and sold, or services rendered, to customers inside South Africa. Exported from South Africa relates to sales of products manufactured in South Africa and sold elsewhere, while outside South Africa relates to goods manufactured outside South Africa, irrespective of where they are sold as well as services rendered outside South Africa.

Business segmentation
South African Energy Cluster	87 255	74 500	73 844
Mining	2 154	1 833	2 256
Gas	4 775	4 398	3 840
Synfuels	494	1 630	1 509
Oil	79 832	66 639	66 239
International Energy Cluster	3 715	3 058	2 445
Synfuels International	725	881	667
Petroleum International	2 990	2 177	1 778
Chemicals Cluster	111 660	92 320	82 719
Polymers	20 998	17 611	15 794
Solvents	16 331	18 951	17 020
Olefins & Surfactants	55 257	40 580	37 044
Other Chemical Businesses	19 074	15 178	12 861
Other Businesses	53	13	106
Total operations	202 683	169 891	159 114

32                                  MATERIALS, ENERGY AND CONSUMABLES USED

Cost of raw materials	80 591	68 890	71 746
Cost of electricity and other consumables used in production process	8 633	7 727	6 965
	89 224	76 617	78 711

Costs relating to items that are consumed in the manufacturing process, including changes in inventories and distribution costs up until the point of sale.

33                                  EMPLOYEE RELATED EXPENDITURE

The total number of permanent and non-permanent employees, excluding contractors, equity accounted joint ventures and associates’ employees, and including the group’s share of employees within joint operation entities is analysed below:

2014	2013	2012
Number	Number	Number
Permanent employees	32 533	32 944	32 597
Non-permanent employees	867	802	818
33 400	33 746	33 415

The number of employees by principle location of employment is analysed as follows:

Business segmentation
South African Energy Cluster	15 871	15 666	15 260
Mining	8 435	8 140	7 800
Gas	318	313	287
Synfuels	5 705	5 764	5 554
Oil	1 413	1 449	1 619
International Energy Cluster	741	723	721
Synfuels International	214	236	263
Petroleum International	527	487	458
Chemicals Cluster	9 823	10 048	10 394
Polymers	1 586	1 520	1 533
Solvents	755	1 467	1 450
Olefins & Surfactants	3 226	2 907	2 869
Other Chemical Businesses	4 256	4 154	4 542
Other Businesses	6 965	7 309	7 040
Total operations	33 400	33 746	33 415

Rm	Rm	Rm
Analysis of employee costs
Labour	25 095	21 995	18 971
salaries, wages and other employee related expenditure	23 286	20 544	18 400
post employment benefits	1 809	1 451	571

Share-based payment expenses	47	5 652	2 038	691
Total employee related expenditure	30 747	24 033	19 662
Costs capitalised to projects	(2 178)	(1 556)	(1 054)
28 569	22 477	18 608

Costs attributed to wages, salaries, allowances and overtime paid to employees occupying approved positions. Includes share-based payment expenses for the cash settled and equity settled incentive schemes.

34                                  TRANSLATION GAINS

		2014	2013	2012
	Note	Rm	Rm	Rm
Arising from
Forward exchange contracts		662	1 946	526
Trade receivables		408	899	637
Trade payables		(181)	(140)	(288)
Foreign currency loans		(1 742)	(1 966)	(267)
Other		1 651	2 153	131
		798	2 892	739

Business segmentation
South African Energy Cluster		(231)	(248)	(332)
Mining		(3)	5	(5)
Gas		(44)	(14)	(17)
Synfuels		1	42	4
Oil		(185)	(281)	(314)
Other		—	—	—
International Energy Cluster		(129)	(184)	(357)
Synfuels International		1	82	(247)
Petroleum International		(130)	(266)	(110)
Chemicals Cluster		287	1 036	632
Polymers		104	285	80
Solvents		164	668	476
Olefins & Surfactants		77	(48)	19
Other Chemical Businesses		(58)	131	57
Other Businesses		871	2 288	796

Total operations		798	2 892	739

Differences arising on the translation of monetary assets and liabilities from one currency into the functional currency of the group.

35                                  OTHER OPERATING EXPENSES

Rentals		1 141	931	780
Insurance		649	470	405
Computer costs		1 568	1 486	1 378
Hired labour		771	797	468
Audit remuneration		86	77	77
PricewaterhouseCoopers Inc (1)		48	—	—
KPMG Inc		37	76	77
Other		1	1	—
Restructuring costs related to our business performance enhancement programme (2)		1 131	98	—
Retrenchment packages provided for		269	—	—
Retrenchment packages settled during the year		60	—	—
Share-based payments		417	—	—
Consultancy costs		320	98	—
System implementation costs		65	—	—
Professional fees		1 415	1 586	1 389
Sasol Polymers Competition Commission administration penalty	58	534	—	—
Other		5 227	3 444	4 694
		12 522	8 889	9 191

(1) In accordance with our auditor rotation policy, we rotated external auditors effective financial year 2014.

(2) In addition to these costs, an additional R148 million of internal resources was allocated to the project, bringing the total spend for the year to R1 279 million.

36                                  OTHER OPERATING INCOME

Emission rights received	40	129	128
Gain on hedging activities	240	262	335
Bad debts recovered	5	15	15
Insurance proceeds	75	173	39
Sasol Wax: European Union cartel fine reduction (1)	2 449	—	—
Other	1 500	1 184	884
	4 309	1 763	1 401

(1) On 11 July 2014 the European General Court reduced the Sasol Wax fine imposed in 2009 (refer note 58.4).

Income derived from trade activities other than product sales, services rendered and commission received.

37                                  FINANCIAL INSTRUMENTS (EXPENSES) / INCOME

Net (loss) / gain on derivative instruments held-for-trading		(254)	101	218
revaluation of crude oil derivatives		(253)	102	214
revaluation of cross currency swaps		(1)	(1)	4
Impairment of trade receivables
raised during year	14	(61)	(70)	(135)
released during year	14	25	33	74
		(290)	64	157

Financial instruments expenses recognised in the income statement.

38  REMEASUREMENT ITEMS AFFECTING OPERATING PROFIT

		2014	2013	2012
	Note	Rm	Rm	Rm

Effect of remeasurement items for subsidiaries and joint operations
Impairment of		6 271	2 491	1 581
property, plant and equipment	2	3 289	206	572
assets under construction	3	2 625	2 096	879
other intangible assets	5	60	118	127
investment in equity accounted joint venture		275	—	—
goodwill	4	19	48	—
other assets		3	23	3

Reversal of impairment of		(1)	(33)	—
property, plant and equipment	2	—	(8)	—
other intangible assets	5	—	(25)	—
other assets		(1)	—	—

Loss / (profit) on disposal of		792	(84)	(499)
property, plant and equipment		(12)	(5)	(138)
other intangible assets		26	6	—
investment in associate		31	—	(7)
investments in businesses		747	(85)	(354)

Fair value gain on acquisition of business		(110)	(233)	—
Scrapping of property, plant and equipment		260	235	212
Scrapping of assets under construction		374	104	213
Write off of unsuccessful exploration wells		43	469	270
	51	7 629	2 949	1 777
Tax effect thereon		(582)	(752)	61
Total remeasurement items for subsidiaries and joint operations, net of tax		7 047	2 197	1 838

Effect of remeasurement items for equity accounted joint ventures and associates
Gross remeasurement items		13	3 538	83
Tax effects		—	(140)	—
Total remeasurement items for the group, net of tax		7 060	5 595	1 921

	Gross	Tax	Non- controlling interest	Net
	2014	2014	2014	2014
Earnings effect of remeasurement items	Rm	Rm	Rm	Rm

Remeasurement items for subsidiaries and joint operations
Impairment of	6 271	(155)	—	6 116
property, plant and equipment	3 289	(144)	—	3 145
assets under construction	2 625	(3)	—	2 622
other intangible assets	60	(7)	—	53
investment in equity accounted joint venture	275	—	—	275
goodwill	19	—	—	19
other assets	3	(1)	—	2
Reversal of impairment of other assets	(1)	—	—	(1)
Loss / (profit) on disposal of	792	(218)	—	574
property, plant and equipment	(12)	—	—	(12)
other intangible assets	26	(7)	—	19
investment in associate	31	(1)	—	30
investments in businesses	747	(210)	—	537
Fair value gain on acquisition of businesses	(110)	—	—	(110)
Scrapping of property, plant and equipment	260	(73)	—	187
Scrapping of assets under construction	374	(113)	—	261
Write off of unsuccessful exploration wells	43	(23)	—	20
	7 629	(582)	—	7 047

Remeasurement items for equity accounted joint ventures and associates
Scrapping of property, plant and equipment	13	—	—	13
Total remeasurement items for the group	7 642	(582)	—	7 060

Impairment / reversal of impairments

The group’s non-financial assets, other than inventories and deferred tax assets, are reviewed for impairment at each reporting date or whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Recoverable amounts are estimated for individual assets or, where an individual asset cannot generate cash inflows independently, the recoverable amount is determined for the larger cash generating unit to which it belongs.

Value-in-use calculations

The recoverable amount of the assets reviewed for impairment is determined based on value-in-use calculations. Key assumptions relating to this valuation include the discount rate and cash flows used to determine the value in use. Future cash flows are estimated based on financial budgets approved by management covering a three, five and ten year period and are extrapolated over the useful life of the assets to reflect the long-term plans for the group using the estimated growth rate for the specific business or project. The estimated future cash flows and discount rates used are post-tax, based on an assessment of the current risks applicable to the specific entity and country in which it operates. Discounting post-tax cash flows at a post-tax discount rate yields the same result as discounting pre-tax cash flows at a pre-tax discount rate, assuming there are no significant temporary tax differences.

Management determines the expected performance of the assets based on past performance and its expectations of market development. The weighted average growth rates used are consistent with the increase in the geographic segment long-term Producer Price Index. Estimations are based on a number of key assumptions such as volume, price and product mix which will create a basis for future growth and gross margin. These assumptions are set in relation to historic figures and external reports on market growth. If necessary, these cash flows are then adjusted to take into account any changes in assumptions or operating conditions that have been identified subsequent to the preparation of the budgets.

The weighted average cost of capital rate (WACC) is derived from a pricing model based on credit risk and the cost of the debt. The variables used in the model are established on the basis of management judgement and current market conditions. Management judgement is also applied in estimating the future cash flows of the cash generating units. These values are sensitive to the cash flows projected for the periods for which detailed forecasts are not available and to the assumptions regarding the long-term sustainability of the cash flows thereafter.

Main assumptions used for value-in-use calculations

		2014	2013	2012
Long-term average crude oil price (Brent) (nominal)	US$bbl	109,40	113,80	119,15
Long-term average gas price excluding margins (real)	US$mmbtu	5,49	5,60	5,50
Long-term average rand/US$ exchange rate		10,39	10,17	9,92

		South Africa	United States of America	Europe	Canada
		%	%	%	%
Growth rate - long-term Producer Price Index (PPI)	2014	6,00	1,60	0,90	1,60
Discount rate - weighted average cost of capital (WACC)	2014	12,95	8,00	8,00-11,20	8,00

Growth rate - long-term Producer Price Index (PPI)	2013	5,00	1,50	1,50	1,50
Discount rate - weighted average cost of capital (WACC)	2013	12,95	8,00	8,00-11,20	8,00

Sensitivity to changes in assumptions

Management has considered the sensitivity of the value in use calculations to various key assumptions such as crude oil and gas prices, commodity prices and exchange rates. These sensitivities have been taken into consideration in determining the required impairments and reversals of impairments. The following assets are particularly impacted by changes in key assumptions:

Sasol Canada - Shale gas assets

With regards to the impairment recognised in respect of the Sasol Canada shale gas assets in 2014, the value in use calculation is particularly sensitive to changes in the gas price, estimated ultimate recovery factor as well as changes in drilling and completion costs. These variables are interdependent and accordingly a 5% change in any of these variables could change the recoverable amount by CAD200 million - CAD420 million. Some of these factors are within the control of management and is monitored closely to minimise the impact of potential impairments. The gas price however is a market price driven by global macroeconomics and hence cannot be controlled by management. We continue to monitor this asset for further impairments or signs of recovery indicating a reversal of impairment.

Sasol Wax - FTWEP project

With regards to the impairment recognised in respect of the Sasol Wax SA business in 2013, the FTWEP project is particularly sensitive to changes in the exchange rate. A 10 cents change in the exchange rate would change the recoverable amount by approximately R247 million.

Significant impairments of assets in 2014

		Property, plant and equipment	Assets under construction	Other intangible assets	Investment in equity accounted joint venture	Goodwill	Other assets	Total
	Business	2014	2014	2014	2014	2014	2014	2014
	segmentation	Rm	Rm	Rm	Rm	Rm	Rm	Rm

Impairment of shale gas assets in Canada	Petroleum International	2 828	2 480	—	—	—	—	5 308
Impairment of long term exploration assets in Botswana	Petroleum International	—	95	—	—	—	—	95
Impairment of Solvents Germany assets	Solvents	406	11	49	—	—	—	466
Impairment in investment in joint venture - Uzbekistan GTL	Synfuels International	—	—	—	275	—	—	275
Other	Various	55	39	11	—	19	2	126
		3 289	2 625	60	275	19	2	6 270

Impairment of shale gas assets in Canada

In December 2013, we impaired our shale gas assets in Canada by R5,3 billion (CAD540 million) mainly due to the decline in gas prices in North America and a decline in value of recent market transactions for similar assets in the Montney region. A value in use calculation was performed using management’s best estimate of the discounted cash flows with appropriate risk adjustments for the macro-economic factors and project risk.  The discount rate used in the calculation of the value in use is 8%, as is appropriate for a Canadian based cash flow. This rate has remained unchanged from the rate used in the previous estimate of the value in use of these assets.

Impairment of long term licences in Botswana

We performed an impairment review of our 50% interest in prospecting licences held in Botswana. The results of the exploration work programme indicated that no further technical, commercial or strategic value could be extracted from these licences and it was  highly unlikely that any additional study work on these licences would improve the commercial viability. Accordingly, the capitalised costs amounting to R95 million (US$9 million) were impaired.

Impairment of Solvents Germany assets

High feedstock prices, poor demand and high energy costs burdened our  assets in Solvents Germany. Accordingly, we decided to dispose of these assets and consequently recognised an impairment of R466 million (EUR32 million) in December 2013, based on managements assessment of the fair value less costs of disposal. The sales transaction was completed on 31 May 2014 when merger control approval was obtained from the relevant authorities. Refer note 57.

Impairment of investment in Uzbekistan

In 2013, based on the reprioritisation of our capital projects, the Sasol Limited board approved a decrease in Sasol’s shareholding in the Uzbekistan GTL project from 44,5% to 25,5%. Accordingly, the investment in Uzbekistan GTL was evaluated for impairment at 30 June 2014. The valuation was performed using a risk probability method, based on the likely amount that would be received in terms of the contract from a market participant. Based on the results of the valuation model, an impairment of R275 million was recognised.

Significant impairments of assets in 2013

Sasol Wax - Sasol Wax South Africa

In 2009, the Sasol Limited board approved the construction of the Fischer Tropsch Wax Expansion Project (FTWEP) with an estimated end of job cost of R8,3 billion which is part of the Sasol Wax South Africa cash generating unit. Due to the volatile macroeconomic environment and increased costs relating primarily to construction delays and poor labour productivity, an impairment review was performed during 2013. After a robust reassessment of the FTWEP project economics, Sasol Wax South Africa was impaired by R2 033 million at 30 June 2013 based on the value-in-use being lower than the carrying value. The discount rate used to calculate the value-in-use was 12,95%.

Sasol Polymers - Investment in ASPC joint venture

ASPC was a 50% joint venture of Sasol Polymers International Investments situated in Iran. Due to the volatile political environment and on-going economic sanctions against Iran coupled with operational risks and management’s intention to dispose of the asset, an impairment review was performed based on the business model during 2013.

On 25 November 2011, the Sasol Limited board approved the commencement of negotiations to sell Sasol’s share in ASPC and at 30 June 2013 the investment in the ASPC joint venture was classified as held for sale. Based on the indicative offer received in the memorandum of understanding signed with a purchaser at the time, an impairment of R3 611 million was recognised in 2013.

39  SHARE OF PROFIT OF EQUITY ACCOUNTED JOINT VENTURES, NET OF TAX

		2014	2013	2012
		Rm	Rm	Rm

Profit before tax		3 871	1 520	4 755
Taxation		(61)	42	(210)
	7	3 810	1 562	4 545

Remeasurement items, net of tax		(13)	(3 459)	(20)

Dividends received from equity accounted joint ventures	7	4 380	5 031	5 425

Business segmentation
Gas		—	106	96
Synfuels International		3 696	2 577	2 711
Polymers		(56)	(1 287)	1 611
Solvents		103	50	(47)
Merisol		—	54	120
Other Businesses		67	62	54
Total operations		3 810	1 562	4 545

40 SHARE OF PROFIT OF ASSOCIATES, NET OF TAX

Profit before tax		441	658	558
Taxation		(107)	(154)	(142)
	8	334	504	416

Remeasurement items, net of tax		—	61	(63)

Dividends received from associates	8	337	384	361

Business segmentation
Synfuels		8	4	5
Polymers		350	518	413
Olefins & Surfactants		(1)	(1)	(2)
Other Businesses		(23)	(17)	—
Total operations		334	504	416

41 FINANCE INCOME

Dividends received from investments available-for-sale	53	38	24	22
South Africa		—	—	1
outside South Africa		38	24	21

Interest received	53	1 170	642	781
South Africa		793	423	496
outside South Africa		377	219	285

Notional interest received		12	3	8
		1 220	669	811

Interest received on
investments available-for-sale		16	4	1
investments held-to-maturity		12	22	26
loans and receivables		359	209	263
cash and cash equivalents		783	407	491
		1 170	642	781

42 FINANCE COSTS

		2014	2013	2012
	Note	Rm	Rm	Rm

Bank overdraft		29	17	28
Debt		810	623	356
Preference share dividends		793	771	884
Finance leases		64	50	25
Other		84	78	44
		1 780	1 539	1 337
Amortisation of loan costs		59	13	11
Notional interest	20	616	556	485
Total finance costs		2 455	2 108	1 833
Amounts capitalised to assets under construction	3	(530)	(300)	(15)

Income statement charge		1 925	1 808	1 818

Total finance costs comprise
South Africa		1 741	1 812	1 648
Outside South Africa		714	296	185
		2 455	2 108	1 833

Total finance costs before amortisation of loan costs and notional interest		1 780	1 539	1 337
Less interest accrued on long-term debt	18	(1 276)	(989)	(831)
Less interest paid on tax payable		(5)	(27)	(24)
Per the statement of cash flows		499	523	482

43  TAXATION

		2014	2013	2012
	Note	Rm	Rm	Rm

South African normal tax		10 717	9 289	7 293
current year		10 756	9 349	7 463
prior years		(39)	(60)	(170)

Dividend withholding tax		82	69	16

STC		—	—	1 011

Foreign tax		2 130	1 979	1 800
current year		2 184	1 968	1 885
prior years		(54)	11	(85)

Income tax	28	12 929	11 337	10 120

Deferred tax - South Africa	23	1 256	1 278	1 686
current year		1 248	1 237	1 529
prior years		8	41	157

Deferred tax - foreign	23	511	(20)	(305)
current year		532	(19)	(152)
prior years		(10)	1	19
recognition of deferred tax assets*		(14)	(14)	(166)
tax rate change		3	12	(6)

		14 696	12 595	11 501

* Included in the charge per the income statement is the recognition of an amount of R14 million (2013 - R14 million; 2012 - R166 million) relating to a deferred tax asset not previously recognised due to the uncertainty previously surrounding the utilisation thereof in future years.

		2014	2013	2012
	Note	Rm	Rm	Rm
Business segmentation
South African Energy Cluster		11 241	9 980	8 867
Mining		640	617	698
Gas		1 175	1 086	914
Synfuels		9 090	7 853	6 901
Oil		336	424	354
International Energy Cluster		889	750	782
Synfuels International		80	39	81
Petroleum International		809	711	701
Chemicals Cluster		2 259	793	929
Polymers		(72)	(408)	(405)
Solvents		396	267	406
Olefins & Surfactants		1 522	966	448
Other Chemical Businesses		413	(32)	480
Other Businesses		307	1 072	923
Total operations		14 696	12 595	11 501

Reconciliation of effective tax rate

The table below shows the difference between the South African enacted tax rate (28%) compared to the tax rate in the income statement

Total income tax expense differs from the amount computed by applying the South African normal tax rate to profit before tax. The reasons for these differences are:

	2014	2013	2012
	%	%	%

South African normal tax rate	28,0	28,0	28,0
Increase in rate of tax due to STC	—	—	2,9
disallowed preference share dividend	0,5	0,5	0,6
disallowed expenditure	3,2	2,8	2,3
disallowed share-based payment expenses	0,2	0,2	0,4
disallowed expenditure on Polymers Competition Commission administration penalty	0,3	—	—
different foreign tax rate	1,9	1,2	0,7
tax losses not recognised	4,0	2,1	3,5
other adjustments	0,4	1,0	0,2

	38,5	35,8	38,6
Decrease in rate of tax due to exempt income**	(2,2)	(0,8)	(0,7)
share of profits of equity accounted joint ventures and associates	(2,8)	(1,0)	(3,5)
recognition of deferred tax assets	—	—	(0,5)
utilisation of tax losses	—	(1,2)	(1,3)
prior year adjustments	(0,2)	—	(0,1)
other adjustments	(0,7)	(1,1)	(0,3)
Effective tax rate	32,6	31,7	32,2

** The increase in exempt income during 2014 relates to the reduction of the fine imposed on Sasol Wax by the European Union in 2008.

44  EARNINGS AND DIVIDENDS PER SHARE

Earnings per share (EPS) is derived by dividing attributable earnings by the weighted average number of shares, after taking the share repurchase programme and the Sasol Inzalo share transaction into account.  Appropriate adjustments are made in calculating diluted, headline and diluted headline earnings per share. Diluted earnings per share (DEPS) reflect the potential dilution that could occur if all of the group’s outstanding share options were exercised and the effects of all dilutive potential ordinary shares resulting from the Sasol Inzalo share transaction. The number of shares outstanding is adjusted to show the potential dilution if employee share options and Sasol Inzalo share rights are converted into ordinary shares and the ordinary shares that will be issued to settle the A and B preference shares in the Sasol Inzalo share transaction.

	Number of shares
	2014	2013	2012
	million	million	million

Weighted average number of shares	609,0	605,7	603,2
Potential dilutive effect of outstanding share options	0,4	1,1	2,9
Potential dilutive effect of Sasol Inzalo transaction*	11,4	—	—
Diluted weighted average number of shares for DEPS	620,8	606,8	606,1
Potential dilutive effect of Sasol Inzalo transaction	—	7,7	10,1
Diluted weighted average number of shares for diluted headline EPS	620,8	614,5	616,2

* The Sasol Inzalo transaction is anti-dilutive for EPS in 2013 and 2012.

The diluted weighted average number of shares in issue does not include the effect of ordinary shares issuable upon the conversion of Sasol Inzalo share rights in respect of The Sasol Inzalo Employee Trust and The Sasol Inzalo Management Trust, as their effect was not dilutive for 2014, 2013 and 2012.

		2014	2013	2012
	Note	Rm	Rm	Rm

Diluted earnings is determined as follows
Earnings attributable to owners of Sasol Limited		29 580	26 274	23 580
Finance costs on potentially dilutive shares relating to the Sasol Inzalo share transaction*		386	—	—
Diluted earnings		29 966	26 274	23 580

* The Sasol Inzalo transaction is anti-dilutive for EPS in 2013 and 2012.

Headline earnings is determined as follows

Earnings attributable to owners of Sasol Limited		29 580	26 274	23 580
Adjusted for
Effect of remeasurement items for subsidiaries and joint operations	38	7 047	2 197	1 838
gross remeasurement items	38	7 629	2 949	1 777
tax effects and non-controlling interests	38	(582)	(752)	61
Effect of remeasurement items for equity accounted joint ventures and associates		13	3 398	83
gross remeasurement items	38	13	3 538	83
tax effects	38	—	(140)	—

Headline earnings		36 640	31 869	25 501
Finance costs on potentially dilutive shares relating to the Sasol Inzalo share transaction		386	405	421
Diluted headline earnings		37 026	32 274	25 922

	2014	2013	2012
	Rand	Rand	Rand
Earnings attributable to owners of Sasol Limited
Basic earnings per share	48,57	43,38	39,09
Diluted earnings per share	48,27	43,30	38,90

Headline earnings
Headline earnings per share	60,16	52,62	42,28
Diluted headline earnings per share	59,64	52,53	42,07

Dividends per share
Ordinary shares of no par value
interim	8,00	5,70	5,70
final *	13,50	13,30	11,80
	21,50	19,00	17,50

*Declared subsequent to 30 June 2014 and has been presented for information purposes only. No accrual regarding the final dividend has been recognised.

45  OTHER COMPREHENSIVE INCOME

		2014	2013	2012
	Note	Rm	Rm	Rm

Components of other comprehensive income

Effect of translation of foreign operations		4 477	8 114	4 063
Effect of cash flow hedges		(66)	78	41
(losses) / gains on effective portion of cash flow hedges		(26)	46	20
(losses) / gains on cash flow hedges transferred to hedged items		(40)	32	21
Fair value of investments available-for-sale		34	(17)	(3)
Remeasurements on post-retirement benefit obligations		(80)	(497)	(1 195)
Tax on other comprehensive income	23	73	137	374
Other comprehensive income for year, net of tax		4 438	7 815	3 280

Except for the actuarial gains and losses on post-retirement benefit obligations, the components of other comprehensive income can be subsequently reclassified to the income statement.

Tax and non-controlling interest on other comprehensive income

	Gross	Tax	Non- controlling interest	Net
	Rm	Rm	Rm	Rm
2014

Effect of translation of foreign operations	4 477	—	(8)	4 469
Loss on effective portion of cash flow hedges	(26)	17	1	(8)
Loss on cash flow hedges transferred to hedged items	(40)	—	—	(40)
Gain on fair value of investments	34	(2)	(1)	31
Remeasurements on post-retirement benefit obligations	(80)	58	(8)	(30)
Other comprehensive income	4 365	73	(16)	4 422

2013

Effect of translation of foreign operations	8 114	—	(16)	8 098
Gain on effective portion of cash flow hedges	46	(21)	(3)	22
Gain on cash flow hedges transferred to hedged items	32	—	—	32
Loss on fair value of investments	(17)	(1)	—	(18)
Remeasurements on post-retirement benefit obligations	(497)	159	3	(335)
Other comprehensive income	7 678	137	(16)	7 799

2012

Effect of translation of foreign operations	4 063	—	(12)	4 051
Gain on effective portion of cash flow hedges	20	(13)	(2)	5
Gain on cash flow hedges transferred to hedged items	21	—	—	21
Loss on fair value of investments	(3)	13	—	10
Remeasurements on post-retirement benefit obligations	(1 195)	374	4	(817)
Other comprehensive income	2 906	374	(10)	3 270

Sasol Limited group

Notes to the financial statements

EQUITY STRUCTURE

NOTE

SHARE CAPITAL	46

SHARE-BASED PAYMENT RESERVE	47

FOREIGN CURRENCY TRANSLATION RESERVE	48

SHARE REPURCHASE PROGRAMME	49

Sasol Limited group

Notes to the financial statements

46  SHARE CAPITAL

Number of shares
	2014	2013	2012
Authorised
Sasol ordinary shares of no par value	1 127 690 590	1 127 690 590	1 127 690 590
Sasol preferred ordinary shares of no par value	28 385 646	28 385 646	28 385 646
Sasol BEE ordinary shares of no par value	18 923 764	18 923 764	18 923 764
	1 175 000 000	1 175 000 000	1 175 000 000

Issued
Shares issued at beginning of year	677 186 362	673 210 862	670 976 162
Issued in terms of the Sasol Share Incentive Scheme	1 749 450	3 975 500	2 234 700
Shares issued at end of year	678 935 812	677 186 362	673 210 862

Comprising
Sasol ordinary shares of no par value	650 550 166	648 800 716	644 825 216
Sasol preferred ordinary shares of no par value	25 547 081	25 547 081	25 547 081
Sasol BEE ordinary shares of no par value	2 838 565	2 838 565	2 838 565
	678 935 812	677 186 362	673 210 862

Held in reserve
Allocated to the Sasol Share Incentive Scheme	858 950	2 619 500	6 605 600
Unissued shares	495 205 238	495 194 138	495 183 538
Sasol ordinary shares of no par value	476 281 474	476 270 374	476 259 774
Sasol preferred ordinary shares of no par value	2 838 565	2 838 565	2 838 565
Sasol BEE ordinary shares of no par value	16 085 199	16 085 199	16 085 199
	496 064 188	497 813 638	501 789 138

Conditions attached to share classifications

The Sasol ordinary shares issued have no conditions attached to them.

The Sasol preferred ordinary shares have voting rights attached to them and will be Sasol ordinary shares at the end of the term of the Sasol Inzalo share transaction. The Sasol preferred ordinary shares rank pari passu with the Sasol ordinary shares and differ only in the fact that they are not listed and trading is restricted.

Further, the Sasol preferred ordinary shares carry a cumulative preferred dividend right where a dividend has been declared during the term of the Sasol Inzalo share transaction, with the dividends set out as follows:

• R16,00 per annum for each of the three years until 30 June 2011;

• R22,00 per annum for the next three years until 30 June 2014; and

• R28,00 per annum for the last four years until 30 June 2018.

With effect from 1 April 2012, the Sasol preferred ordinary share dividend has been grossed up by 10% in accordance with contractual obligations. The revised dividend is as follows for the remaining years:

• R24,20 per annum for the next two years until 30 June 2014; and

• R30,80 per annum for the last four years until 30 June 2018.

The Sasol BEE ordinary shares have voting rights attached to them and will be Sasol ordinary shares at the end of the term of the Sasol Inzalo share transaction. The Sasol BEE ordinary shares rank pari passu with the Sasol ordinary shares and differ only in the fact that they are listed on the BEE segment of the JSE main board and trading is restricted.

The Sasol BEE ordinary shares receive dividends per share simultaneously with, and equal to, the Sasol ordinary shares.

Sasol Limited group

Notes to the financial statements

47  SHARE-BASED PAYMENTS

		2014	2013	2012
	Note	Rm	Rm	Rm

During the year the following share-based payment expenses were recognised in the income statement regarding share-based payment arrangements that existed:

Equity settled - recognised directly in equity	51	267	374	485
Sasol Share Incentive Scheme	47.1	—	2	15
Sasol Inzalo share transaction	47.2	267	372	470

Cash settled - recognised in long-term provisions
Sasol Share Appreciation Rights Scheme		3 268	941	82
Share Appreciation Rights with no corporate performance targets	47.3.1	1 073	234	(52)
Share Appreciation Rights with corporate performance targets	47.3.2	2 195	707	134
Sasol Long-term Incentive Scheme	47.4	2 117	723	124
		5 652	2 038	691

Sasol’s share price increased by 47% over the financial year to a closing price on 30 June 2014 of R632,36. This resulted in a substantial year-on-year increase in the long-term employee share-based payment expense of R3,6 billion.

Share options and share rights available for allocation

Previously in terms of the long-term and medium-term incentive schemes, the number of share options and share rights available to eligible group employees through the Sasol Share Incentive Scheme, Sasol Share Appreciation Rights Scheme and the Sasol Long-term Incentive Scheme shall not at any time exceed 80 million shares/rights. Following the introduction of the Sasol Share Appreciation Rights Scheme in March 2007, no further options have been issued in terms of the Sasol Share Incentive Scheme.

In June 2012, the Sasol Limited board approved that the maximum number of rights to be issued under the Sasol Share Appreciation Rights Scheme and the Sasol Long-term Incentive Scheme be decreased to 69 million shares/rights, representing 10% of Sasol Limited’s issued share capital immediately after the Sasol Inzalo share transaction.

Number of share options / rights
at 30 June	2014	2013	2012

Share options
Share options granted	858 950	2 619 500	6 605 600
	858 950	2 619 500	6 605 600

Share appreciation rights granted	17 228 765	22 041 865	20 624 900
Long-term Incentive rights granted	5 471 757	4 362 022	2 421 126
Unallocated share rights	45 440 528	39 976 613	39 348 374
	68 141 050	66 380 500	62 394 400

Total share options and share rights available for allocation	69 000 000	69 000 000	69 000 000

Sasol Limited group

Notes to the financial statements

EQUITY SETTLED SHARE INCENTIVE SCHEMES

47.1 THE SASOL SHARE INCENTIVE SCHEME

In 1988, the shareholders approved the adoption of the Sasol Share Incentive Scheme.  The scheme was introduced to provide an incentive for senior employees (including executive directors) of the group who participate in management and also non-executive directors from time to time.

The objective of the Sasol Share Incentive Scheme is to recognise the contributions of senior staff to the value added to the group’s financial position and performance and to retain key employees. Allocations are linked to the performance of both the group and the individual. Options are granted for a period of nine years and vest as follows:

2 years - 1st third

4 years - 2nd third

6 years - final third

The offer price of these options equals the closing market price of the underlying shares on the trading day immediately preceding the granting of the option. These options are settled by means of the issue of Sasol ordinary shares of no par value by Sasol Limited. The fair value of the equity settled expense is calculated at grant date.

On resignation, share options which have not yet vested will lapse and share options which have vested may be taken up at the employee’s election before their last day of service. Payment on shares forfeited will therefore not be required.  On death, all options vest immediately and the deceased estate has a period of twelve months to exercise these options.  On retrenchment, all share options vest immediately and the employee has a period of twelve months to exercise these options. On retirement the options vest immediately and the nine year expiry period remains unchanged.

Following the introduction of the Sasol Share Appreciation Rights Scheme in March 2007, no further options have been issued in terms of the Sasol Share Incentive Scheme. Unimplemented share options will not be affected by the Sasol Share Appreciation Rights Scheme.

It is group policy that employees should not deal in Sasol Limited securities for the periods from 1 January for half year end and 1 July for year end until 2 days after publication of the results and at any other time during which they have access to price sensitive information.

	Number of	Weighted average option price
Movements in the number of options outstanding	share options	Rand
Balance at 30 June 2011	8 865 600	119,17
Options converted to shares	(2 234 700)	(145,40)
Options lapsed	(25 300)	(183,06)
Balance at 30 June 2012	6 605 600	110,05
Options converted to shares	(3 975 500)	(182,86)
Options lapsed	(10 600)	(169,54)
Balance at 30 June 2013	2 619 500	220,32
Options converted to shares	(1 749 450)	(213,41)
Options lapsed	(11 100)	(125,06)
Balance at 30 June 2014	858 950	235,63

	2014	2013	2012
for the year ended 30 June	Rand	Rand	Rand
Average market price of options exercised during year	538,44	409,32	367,05
Average fair value of share options vested during year	—	76,62	71,72

	2014	2013	2012
	Rm	Rm	Rm
Total intrinsic value of share options exercised during year	569	900	495
Share-based payment expense recognised*	—	2	15

The share-based payment expense recognised in the current year relates to options granted in previous years and is calculated based on the assumptions applicable to the year in which the options were granted.

There was no income tax recognised as a consequence of Sasol Share Incentive Scheme.

*  The last tranche of share options vested in December 2012, therefore the unrecognised share-based payment expense amounted to R nil at 30 June 2014 (2013 - R nil; 2012 - R2 million).

Sasol Limited group

Notes to the financial statements

	Number of	Weighted average option	Total intrinsic value	Weighted average remaining life
Range of exercise prices	shares	Rand	Rm	Years
Details of unimplemented share options granted and vested up to 30 June 2014
R 60,01 - R 90,00	—	—	—	—
R 90,01 - R 120,00	—	—	—	—
R 120,01 - R 150,00	1 000	126,40	1	—
R 150,01 - R 180,00	—	—	—	—
R 180,01 - R 210,00	—	—	—	—
R 210,01 - R 240,00	644 850	228,18	261	—
R 240,01 - R 270,00	151 100	252,05	57	—
R 270,01 - R 300,00	62 000	274,82	22	—
	858 950	235,63	341	—

47.2 THE SASOL INZALO SHARE TRANSACTION

In May 2008, the shareholders approved the Sasol Inzalo share transaction, a broad-based black economic empowerment (BEE) transaction, which resulted in the transfer of beneficial ownership of 10% (63,1 million shares) of Sasol Limited’s issued share capital before the implementation of this transaction to its employees and a wide spread of BEE participants. The transaction was introduced to assist Sasol, as a major participant in the South African economy, in meeting its empowerment objectives.

			Value of shares issued
Components of the transaction	Note	% allocated	Rm
The Sasol Inzalo Employee Trust and The Sasol Inzalo Management Trust	i	4,0	9 235
The Sasol Inzalo Foundation	ii	1,5	3 463
Selected Participants	iii	1,5	3 463
Black Public Invitations	iv	3,0	6 927
		10,0	23 088

	Share-based payment expense recognised(1)
		2014	2013	2012
	Note	Rm	Rm	Rm

The Sasol Inzalo Employee Trust and The Sasol Inzalo Management Trust(2)	i	267	372	470
		267	372	470

(1) No share-based payment expense has been recognised in the current year for the Sasol Inzalo Foundation, selected participants or the Black Public Invitations (2013 - Rnil; 2012 - Rnil).

(2) The unrecognised share-based payment expense related to non-vested Employee and Management Trusts’ share rights, expected to be recognised over a weighted average period of 1,47 years amounted to R454 million at 30 June 2014 (2013 - R721 million; 2012 - R1 093 million).

i  The Sasol Inzalo Employee Trust and The Sasol Inzalo Management Trust (the Trusts)

On 3 June 2008, staff members that were South African residents or who were migrant workers that did not participate in the Sasol Share Incentive Scheme and the Sasol Share Appreciation Rights Scheme participated in The Sasol Inzalo Employee Trust (Employee Scheme), while all senior black staff that are South African residents participated in The Sasol Inzalo Management Trust (Management Scheme).

The share rights which, subject to the scheme rules, entitle the employees from the inception of the scheme to receive Sasol ordinary shares at the end of ten years, vest according to unconditional entitlement as follows:

• after three years: 30%

• thereafter: 10% per year until maturity

Participants in the Employee Scheme were granted share rights to 850 Sasol ordinary shares. The allocation of the shares in the Management Scheme was based on seniority and ranged from 5 000 to 25 000. Of the allocated shares 12% has been set aside for new employees appointed during the first five years of the transaction. On resignation, within the first three years from the inception of the transaction, share rights granted were forfeited. For each year thereafter, 10% of such share rights will be forfeited for each year or part thereof remaining until the end of the transaction period. On retirement, death or retrenchment the rights will remain with the participant, or its estate.

Sasol Limited group

Notes to the financial statements

The fair value of the equity settled share-based payment expense is calculated at grant date and expensed over the vesting period of the share rights.

The Sasol ordinary shares were issued to the Trusts, funded by contributions from Sasol, which collectively subscribed for 25,2 million Sasol ordinary shares at an issue price of R366,00 per share, with a nominal value of R0,01 per share, subject to pre-conditions regarding the right to receive only 50% of ordinary dividends paid on ordinary shares and Sasol’s right to repurchase a number of shares at a nominal value of R0,01 per share at the end of year ten in accordance with a pre-determined formula. The participant has the right to all ordinary dividends received by the Trusts for the duration of the transaction.

After Sasol has exercised its repurchase right and subject to any forfeiture of share rights, each participant will receive a number of Sasol ordinary shares in relation to their respective share rights.

Any shares remaining in the Trusts after the distribution to participants may be distributed to The Sasol Inzalo Foundation.

ii  The Sasol Inzalo Foundation

On 3 June 2008, The Sasol Inzalo Foundation, which was incorporated as a trust registered as a public benefit organisation, subscribed for 9,5 million Sasol ordinary shares at an issue price of R366,00 per share, with a nominal value of R0,01 per share.

The primary focus of The Sasol Inzalo Foundation is skills development and capacity building of black South Africans, predominantly in the fields of mathematics, science and technology.

The conditions of subscription for Sasol ordinary shares by The Sasol Inzalo Foundation includes the right to receive dividends equal to 5% of the ordinary dividends declared in respect of Sasol ordinary shares held by the Foundation. With effect from 2013, the group executive committee approved the increase in the dividend to 50%. Sasol is entitled to repurchase a number of Sasol ordinary shares from the Foundation at a nominal value of R0,01 per share at the end of ten years in accordance with a pre-determined formula.

After Sasol has exercised its repurchase right, the Foundation will receive 100% of dividends declared on the Sasol ordinary shares owned by the Foundation.

iii  Selected Participants

In 2008, selected BEE groups (Selected Participants) which included Sasol customers, Sasol suppliers, Sasol franchisees, women’s groups, trade unions and other professional associations, through a funding company, which is consolidated as part of the Sasol group, subscribed in total for 9,5 million Sasol preferred ordinary shares at an issue price of R366,00 per share, with a nominal value of R0,01 per share. A portion of these shares have not yet been allocated to Selected Participants and have been subscribed for by a facilitation trust, which is funded by Sasol. As at 30 June 2014, 1,1 million (2013 - 1,1 million; 2012 - 1,1 million) Sasol preferred ordinary shares were issued to the facilitation trust.

The Selected Participants contributed equity between 5% to 10% of the value of their underlying Sasol preferred ordinary shares allocation, with the balance of the contribution funded through preference share debt (refer note 18), including preference shares subscribed for by Sasol.

The fair value of the equity settled share-based payment expense relating to the share rights issued to the Selected Participants was calculated at grant date and was expensed immediately as all vesting conditions had been met at that date.

The Selected Participants are entitled to receive a dividend of up to 5% of the dividend declared on the Sasol preferred ordinary shares in proportion to their effective interest in Sasol’s issued share capital, from the commencement of the fourth year of the transaction term of ten years, subject to the financing requirements of the preference share debt.

At the end of the transaction term, the Sasol preferred ordinary shares will automatically be Sasol ordinary shares and will then be listed on the JSE. The Sasol ordinary shares remaining in the funding company after redeeming the preference share debt and paying costs may then be distributed to the Selected Participants in proportion to their shareholding.

The funding company, from inception, has full voting and economic rights with regard to its shareholding of Sasol’s total issued share capital.

iv  Black Public Invitations

The Sasol Inzalo Black Public Invitations aimed to provide as many black people (Black Public) as possible with an opportunity to acquire shares in Sasol. The Black Public owns 3% of Sasol’s issued share capital, through their participation in the Funded and Cash Invitations described below.

On 8 September 2008, the Black Public indirectly subscribed for 16 085 199 Sasol preferred ordinary shares and directly for 2 838 565 Sasol BEE ordinary shares.

The fair value of the equity settled share-based payment expense relating to the share rights issued to the Black Public calculated at grant date was expensed immediately as all vesting conditions would have been met at that date. At 30 June 2014, 56 452 (2013 - 56 090; 2012 - 56 250) Sasol preferred ordinary shares and 17 405 (2013 - 17 475; 2012 - 17 440) Sasol BEE ordinary shares were issued to a facilitation trust funded by Sasol.

Funded Invitation

The members of the Black Public participating in the Funded Invitation through a funding company, which is consolidated as part of the Sasol group, subscribed for 16,1 million Sasol preferred ordinary shares. The Black Public contributed equity between 5% to 10% of their underlying Sasol preferred ordinary shares allocation, with the balance of the contribution being funded through preference share debt (refer note 18) including preference shares subscribed for by Sasol.

Participants in the Funded Invitation could not dispose of their shares for the first three years after subscription. Since September 2011, for the remainder of the transaction term, trading in the shares is allowed with other Black People or Black Groups through an over-the-counter trading mechanism. Participants in the Funded Invitation may not encumber the shares held by them before the end of the transaction term.

The Black Public are entitled to receive a dividend of up to 5% of the dividend on the Sasol preferred ordinary shares in proportion to their effective interest in Sasol’s issued share capital, from the commencement of the fourth year of the transaction term of ten years, subject to the financing requirements of the preference share debt.

At the end of the transaction term, the Sasol preferred ordinary shares will automatically be Sasol ordinary shares and will then be listed on the JSE. The Sasol ordinary shares remaining in the funding company after redeeming the preference share debt and paying costs may then be distributed to the Black Public in proportion to their shareholding.

The funding company has, from inception, full voting and economic rights with regard to its interest in Sasol’s issued share capital.

Sasol Limited group

Notes to the financial statements

Cash Invitation

The Cash Invitation allowed members of the Black Public to invest directly in Sasol Limited, by acquiring Sasol BEE ordinary shares. As at 30 June 2014, the Black Public held 2,8 million (2013 - 2,8 million; 2012 - 2,8 million) Sasol BEE ordinary shares. Participants in the Cash Invitation receive dividends per share simultaneously with, and equal to, Sasol ordinary shareholders. In addition, they are entitled to exercise full voting rights attached to their Sasol BEE ordinary shares.

The Sasol BEE ordinary shares could not be traded for the first two years of the transaction term of ten years and, for the remainder of the transaction term, can only be traded between Black People and Black Groups.

Participants in the Cash Invitation are entitled to encumber their Sasol BEE ordinary shares, provided that these shares continue to be owned by members of the Black Public for the duration of the transaction term.

In February 2011, Sasol Limited listed the Sasol BEE ordinary shares on the BEE segment of the JSE’s main board. This trading facility provides many shareholders access to a regulated market in line with Sasol’s commitment to broad-based shareholder development. At the end of the transaction term, the Sasol BEE ordinary shares will automatically be Sasol ordinary shares.

at 30 June 2014	Total	i) Employee and Management Trusts	ii) Sasol Inzalo Foundation	iii) Selected Participants	iv) Black Public Invitations
Shares and share rights granted	61 219 438	24 519 672	9 461 882	8 387 977	18 849 907
Already vested	51 411 569	14 711 803	9 461 882	8 387 977	18 849 907
Within three years	7 355 902	7 355 902	—	—	—
Three to five years	2 451 967	2 451 967	—	—	—
Shares and share rights available for allocation	1 859 776	712 014	—	1 073 905	73 857
	63 079 214	25 231 686	9 461 882	9 461 882	18 923 764

at 30 June 2013	Total	i) Employee and Management Trusts	ii) Sasol Inzalo Foundation	iii) Selected Participants	iv) Black Public Invitations
Shares and share rights granted	61 588 157	24 888 391	9 461 882	8 387 977	18 849 907
Already vested	49 143 962	12 444 196	9 461 882	8 387 977	18 849 907
Within three years	7 466 517	7 466 517	—	—	—
Three to five years	4 977 678	4 977 678	—	—	—
Shares and share rights available for allocation	1 491 057	343 295	—	1 073 905	73 857
	63 079 214	25 231 686	9 461 882	9 461 882	18 923 764

at 30 June 2012	Total	i) Employee and Management Trusts	ii) Sasol Inzalo Foundation	iii) Selected Participants	iv) Black Public Invitations
Shares and share rights granted	61 931 452	25 231 686	9 461 882	8 387 977	18 849 907
Already vested	46 792 440	10 092 674	9 461 882	8 387 977	18 849 907
Within three years	7 569 506	7 569 506	—	—	—
Three to five years	7 569 506	7 569 506	—	—	—
Shares and share rights available for allocation	1 147 762	—	—	1 073 905	73 857
	63 079 214	25 231 686	9 461 882	9 461 882	18 923 764

The share-based payment expense was calculated using an option pricing model reflective of the underlying characteristics of each part of the transaction. It is calculated using the following assumptions at grant date.

		Employee and Management Trusts	Employee and Management Trusts	Employee and Management Trusts
for the year ended 30 June		2014	2013	2012
		Monte-Carlo model	Monte-Carlo model	Monte-Carlo model
Valuation model
Exercise price	Rand	*	*	366,00
Risk-free interest rate	(%)	*	*	11,8
Expected volatility	(%)	*	*	23,6
Expected dividend yield	(%)	*	*	2,67 - 4,5
Vesting period		3 to 4 years **	4 to 5 years **	5 to 6 years **
Average price at which shares / share rights were granted during year				366,00***
Average fair value of shares / share rights issued during year				48,15

* There were no further grants made during the year.

** Rights granted during the current year vest over the remaining period until tenure of the transaction until 2018.

*** Underlying value at 60 day volume weighted average price on 18 March 2008, although the shares were issued at a nominal value of R0,01 per share.

No further shares and share rights have been granted in terms of the Selected Participant and the Black Public Invitation schemes.

Sasol Limited group

Notes to the financial statements

The risk-free rate for periods within the contractual term of the share rights is based on the South African government bonds in effect at the time of the grant.

The expected volatility in the value of the share rights granted is determined using the historical volatility of the Sasol ordinary share price.

The expected dividend yield of the share rights granted is determined using the historical dividend yield of the Sasol ordinary shares.

The valuation of the share-based payment expense requires a significant degree of judgement to be applied by management.

Movements in the number of shares and share rights	Number of shares / share	Weighted average value	Total intrinsic value	Weighted average remaining life
granted	rights	Rand	Rm	Years
i) Sasol Inzalo Employee and Management Trusts
Balance at 30 June 2011	24 691 526	366,00	(2 846)	7,0
Shares and share rights granted	2 007 218	366,00	(44)	—
Shares and share rights forfeited	(1 467 058)	—	(476)	—
Balance at 30 June 2012	25 231 686	366,00	(3 366)	6,0
Shares and share rights forfeited	(343 295)	—	(148)	—
Balance at 30 June 2013	24 888 391	366,00	(3 514)	5,0
Shares and share rights forfeited	(368 719)	—	(98)
Balance at 30 June 2014	24 519 672	366,00	(3 612)	4,0

ii) Sasol Inzalo Foundation
Balance at 30 June 2014	9 461 882	366,00	(865)	4,0

iii) Selected Participants
Balance at 30 June 2014	8 387 977	366,00	(767)	4,0

iv) Black Public Invitations
Balance at 30 June 2014	18 849 907	366,00	(1 723)	4,0

No further shares and share rights have been granted in terms of the Sasol Inzalo Employee and Management and the Selected Participant and the Black Public Invitation schemes. The share-based payment expense recognised in the current year relates to options granted in previous years and is calculated based on the assumptions applicable to the year in which the options were granted.

CASH SETTLED SHARE INCENTIVE SCHEMES

47.3  THE SASOL SHARE APPRECIATION RIGHTS SCHEME

The Share Appreciation Rights Scheme allows eligible senior employees to earn a long-term incentive amount calculated with reference to the increase in the Sasol ordinary share price between the offer date of share appreciation rights to exercise of such rights. With effect from September 2009, certain eligible senior managers received share appreciation rights that contained corporate performance targets (refer 47.3.2). These qualifying employees retained the share appreciation rights with no corporate performance targets that were granted to them previously.

47.3.1  Share Appreciation Rights with no corporate performance targets

The Share Appreciation Rights Scheme with no corporate performance targets, allows eligible senior employees to earn a long-term incentive amount calculated with reference to the increase in the Sasol Limited share price between the offer date of share appreciation rights to exercise of such vested rights.

No shares are issued in terms of this scheme and all amounts payable in terms of the Sasol Share Appreciation Rights Scheme are settled in cash.

Rights are granted for a period of nine years and vest as follows:

2 years - 1st third

4 years - 2nd third

6 years - final third

The offer price of these appreciation rights equals the closing market price of the underlying shares on the trading day immediately preceding the granting of the right. The fair value of the cash settled liability is calculated at each reporting date.

On resignation, share appreciation rights which have not yet vested will lapse and share appreciation rights which have vested may be exercised at the employee’s election before their last day of service. Payment on appreciation rights forfeited will therefore not be required.  On death, retirement or retrenchment all appreciation rights vest immediately and the deceased estate or the employee has a period of twelve months to exercise these rights.

It is group policy that employees should not deal in Sasol Limited securities (and this is extended to the Sasol Share Appreciation Rights) for the periods from 1 January for half year end and 1 July for year end until 2 days after publication of the results and at any other time during which they have access to price sensitive information.

Number of share appreciation rights outstanding
at 30 June	2014	2013	2012
Vesting periods of rights granted
Already vested	2 724 820	3 662 500	3 881 300
Within one year	1 228 900	1 663 800	1 611 700
One to two years	831 800	1 307 300	1 736 200
Two to three years	59 100	879 400	1 356 100
Three to four years	—	65 100	916 100
Four to five years	—	—	67 100
More than five years	—	—	—
	4 844 620	7 578 100	9 568 500

Sasol Limited group

Notes to the financial statements

Movements in the number of rights granted	Number of share appreciation rights	Weighted average share price Rand
Balance at 30 June 2011	10 415 700	285,54
Rights exercised	(815 200)	(380,22)
Rights forfeited	(32 000)	(225,04)
Balance at 30 June 2012	9 568 500	313,23
Rights exercised	(1 810 700)	(409,43)
Rights forfeited	(179 700)	(337,30)
Balance at 30 June 2013	7 578 100	315,80
Rights exercised	(2 643 880)	(317,34)
Rights forfeited	(89 600)	(322,46)
Balance at 30 June 2014	4 844 620	314,84

	2014	2013	2012
for the year ended 30 June	Rand	Rand	Rand

Average market price of share appreciation rights exercised during year	535,29	409,43	380,22

Average fair value of share appreciation rights vested during year	320,16	129,95	66,52

	2014	2013	2012
for the year ended 30 June	Rm	Rm	Rm

Total intrinsic value of share appreciation rights exercised during year	576	198	66

Total intrinsic value of share appreciation rights vested	851	412	143

Share-based payment expense recognised*	1 073	234	(52)

* The unrecognised share-based payment expense related to non-vested share appreciation rights, expected to be recognised over a weighted average period of 0,74 years, amounted to R81 million at 30 June 2014 (2013 - R86 million; 2012 - R111 million).

		2014	2013	2012
The share-based payment expense is calculated using the binomial tree model based on the following assumptions at 30 June
Risk free interest rate	(%)	6,82 - 8,17	6,50 - 7,83	6,09 - 7,15
Expected volatility	(%)	20,00	23,72	24,13
Expected dividend yield	(%)	3,70	4,31	5,11
Expected forfeiture rate	(%)	5,00	5,00	5,00
Vesting period		2, 4, 6 years	2, 4, 6 years	2, 4, 6 years

The risk-free rate for periods within the contractual term of the rights is based on the South African government bonds in effect at the time of the valuation of the grant.

The expected volatility in the value of the rights granted is determined using the historical volatility of the Sasol share price.

The expected dividend yield of the rights granted is determined using the historical dividend yield of the Sasol ordinary shares.

The valuation of the share-based payment expense requires a significant degree of judgement to be applied by management.

Range of exercise prices	Number of share appreciation rights	Weighted average grant price per right Rand	Total intrinsic value Rm	Weighted average remaining life Years
Details of unimplemented rights granted up to 30 June 2014
R 210,01 - R 240,00	51 100	222,50	21	1,68
R 240,01 - R 270,00	592 970	257,20	222	3,26
R 270,01 - R 300,00	2 504 500	294,99	845	3,91
R 300,01 - R 330,00	23 800	327,20	7	2,28
R 330,01 - R 360,00	1 384 950	351,39	389	3,15
R 390,01 - R 420,00	87 800	407,50	20	2,70
R 420,01 - R 450,00	93 300	444,00	18	2,82
R 450,01 - R 480,00	84 200	475,10	13	2,93
R 480,01 - R 510,00	22 000	496,75	3	2,90
	4 844 620	314,84	1 538

Sasol Limited group

Notes to the financial statements

Details of unimplemented rights vested at 30 June 2014
R 210,01 - R 240,00	51 100	222,50	21
R 240,01 - R 270,00	285 370	257,72	107
R 270,01 - R 300,00	1 375 800	294,89	464
R 300,01 - R 330,00	23 800	327,20	7
R 330,01 - R 360,00	701 450	350,70	198
R 390,01 - R 420,00	87 800	407,50	20
R 420,01 - R 450,00	93 300	444,00	18
R 450,01 - R 480,00	84 200	475,10	13
R 480,01 - R 510,00	22 000	496,75	3
	2 724 820	320,22	851

47.3.2 Share Appreciation Rights with corporate performance targets

During September 2009, the group introduced the Sasol Medium-term Incentive Scheme (refer note 47.4). Eligible members of senior management qualified for share appreciation rights that contain corporate performance targets. The corporate performance targets for FY14 are linked to the total shareholders’ return relative to the JSE Resources 10 index and the MSCI energy index, Sasol earnings growth and Sasol production volumes/employee growth. The corporate performance targets determine how many shares will vest. With the introduction of the Medium-term Incentive Scheme in 2009, the share appreciation rights were phased out over a period of 3 years.

No shares are issued in terms of this scheme and all amounts payable in terms of the Sasol Share Appreciation Rights Scheme will be settled in cash.

Share appreciation rights with previously approved corporate performance targets are granted for a period of nine years and vest as follows:

2 years - 1st third

4 years - 2nd third

6 years - final third

The vesting period of these rights are the same as the share appreciation rights with no corporate performance targets.

During September 2012, the group introduced share appreciation rights with new corporate performance targets. The rights are granted for a period of nine years and vest as follows:

3 years - 1st third

4 years - 2nd third

5 years - final third

The offer price of these appreciation rights equals the closing market price of the underlying shares on the trading day immediately preceding the granting of the right. The fair value of the cash settled liability is calculated at each reporting date.

On resignation, share appreciation rights which have not yet vested will lapse and share appreciation rights which have vested may be exercised at the employee’s election before their last day of service. Payment on rights forfeited will therefore not be required.  On death, all appreciation rights vest immediately and the deceased estate has a period of twelve months to exercise these rights. On retrenchment or retirement, all appreciation rights vest immediately and the employee has a period of twelve months to exercise these rights.

It is group policy that employees should not deal in Sasol Limited securities (and this is extended to the Sasol Share Appreciation Rights) for the periods from 1 January for half year end and 1 July for year end until 2 days after publication of the results and at any other time during which they have access to price sensitive information.

Number of share appreciation rights
at 30 June	2014	2013	2012
Vesting periods of rights granted
Already vested	1 928 585	1 462 530	210 000
Within one year	1 574 900	1 861 165	1 790 000
One to two years	3 069 100	1 731 900	1 652 100
Two to three years	2 844 360	3 275 731	1 788 500
Three to four years	2 930 300	3 044 459	1 648 900
Four to five years	36 900	3 087 980	1 669 400
More than five years	—	—	2 297 500
	12 384 145	14 463 765	11 056 400

Movements in the number of rights granted	Number of share appreciation rights	Weighted average share price Rand
Balance at 30 June 2011	6 020 600	325,77
Rights granted	5 425 700	342,27
Rights exercised	(256 300)	(387,30)
Rights forfeited	(123 100)	(322,86)
Rights lapsed	(10 500)	(331,45)
Balance at 30 June 2012	11 056 400	327,01
Rights granted	4 297 000	381,54
Rights exercised	(731 300)	(407,18)
Rights forfeited	(235 385)	(343,61)
Effect of performance targets	77 050	293,99
Balance at 30 June 2013	14 463 765	343,73
Rights granted	107 600	480,18
Rights exercised	(1 783 863)	(329,12)
Rights forfeited	(581 519)	(338,78)
Effect of performance targets	178 162	338,21
Balance at 30 June 2014	12 384 145	347,18

Sasol Limited group

Notes to the financial statements

	2014	2013	2012
for the year ended 30 June	Rand	Rand	Rand
Average price at which share appreciation rights were granted during year	480,18	381,54	342,27

Average market price of share appreciation rights exercised during year	533,34	407,18	387,30

Average fair value of share appreciation rights vested during year	287,33	130,44	49,86

Average fair value of share appreciation rights issued during year	311,29	166,53	61,00

	2014	2013	2012
for the year ended 30 June	Rm	Rm	Rm
Total intrinsic value of share appreciation rights exercised during year	364	73	22
Total intrinsic value of share appreciation rights vested	583	222	8

Share-based payment expense recognised*	2 195	707	134

*       The unrecognised share-based payment expense related to non-vested share appreciation rights with corporate performance targets, expected to be recognised over a weighted average period of 1,32 years, amounted to R1 415 million at 30 June 2014 (2013 - R1 044 million; 2012 - R509 million).

The share-based payment expense is calculated using the binomial tree model based on the following assumptions at 30 June:

		2014	2013	2012

Risk free interest rate	(%)	6,82 - 8,17	6,50 - 7,83	6,09 - 7,15
Expected volatility	(%)	19,97	23,72	24,13
Expected dividend yield	(%)	3,70	4,31	5,11
Expected forfeiture rate	(%)	5,00	5,00	5,00
Vesting period - share appreciation rights issued in 2009 - 2011		2, 4, 6 years	2, 4, 6 years	2, 4, 6 years
Vesting period - share appreciation rights issued in 2012		3, 4, 5 years	3, 4, 5 years

The risk-free rate for periods within the contractual term of the rights is based on the South African government bonds in effect at the time of the valuation of the grant.

The expected volatility in the value of the rights granted is determined using the historical volatility of the Sasol share price.

The expected dividend yield of the rights granted is determined using the historical dividend yield of the Sasol ordinary shares.

The valuation of the share-based payment expense requires a significant degree of judgement to be applied by management.

Range of exercise prices	Number of share appreciation rights	Weighted average grant price per right Rand	Total intrinsic value Rm	Weighted average remaining life years
Details of unimplemented rights granted up to 30 June 2014
R 270,01 - R 300,00	2 756 315	298,48	920	5,15
R 300,01 - R 330,00	359 895	322,60	111	5,40
R 330,01 - R 360,00	3 959 333	336,71	1 171	6,17
R 360,01 - R 390,00	4 821 902	376,08	1 236	7,02
R 390,01 - R 420,00	164 500	414,29	36	7,70
R 420,01 - R 450,00	108 700	480,18	17	8,20
R 480,01 - R 510,00	213 500	439,10	41	7,93
	12 384 145	347,18	3 532

Details of unimplemented rights vested at 30 June 2014
R 270,01 - R 300,00	594 315	298,29	199
R 300,01 - R 330,00	76 495	322,60	24
R 330,01 - R 360,00	969 533	336,48	287
R 360,01 - R 390,00	288 242	374,26	74
	1 928 585	329,81	584

47.4 THE SASOL LONG-TERM INCENTIVE SCHEME

During September 2009, the group introduced the Sasol Long-term Incentive Scheme (LTI). The objective of the LTI Scheme is to provide qualifying employees the opportunity of receiving incentive payments based on the value of Sasol ordinary shares in Sasol Limited. The LTI Scheme allows certain senior employees to earn a long-term incentive amount in addition to the Share Appreciation Rights Scheme, which is linked to certain corporate performance targets. These corporate performance targets are based on the total shareholders’ return versus the JSE Resources 10 index and the MSCI World Energy Index, Sasol earnings growth and Sasol production volumes/employee growth. Allocations of the LTI are linked to the performance of both the group and the individual. The LTI is also intended to complement existing incentive arrangements, to retain and motivate key employees and to attract new key employees.

Vesting conditions

Rights are granted for a period of three years and vest at the end of the third year. The LTIs are automatically encashed at the end of the third year.

On resignation, LTIs which have not yet vested will lapse. Payment on LTIs forfeited will therefore not be required.  On death, the LTIs vest immediately and the amount to be paid out to the deceased estate is calculated to the extent that the corporate performance targets are anticipated to be met.  On retirement and retrenchment the LTIs vest immediately and the amount to be paid out is calculated to the extent that the corporate performance targets are anticipated to be met and is paid within forty days from the date of termination.

No shares are issued in terms of this scheme and all amounts payable in terms of the Sasol Long-term Incentive Scheme will be settled in cash. The LTI carries no issue price. The fair value of the cash settled liability is calculated at each reporting date.

Sasol Limited group

Notes to the financial statements

Number of rights
at 30 June	2014	2013	2012
Vesting periods of rights granted
Within one year	1 043 054	1 109 194	82 511
One to two years	1 927 209	1 146 062	1 152 037
Two to three years	2 501 494	2 106 766	1 186 578
	5 471 757	4 362 022	2 421 126

Movements in the number of rights granted	Number of rights
Balance at 30 June 2011	1 317 811
Rights granted	1 220 755
Rights exercised	(77 048)
Rights forfeited	(28 571)
Rights lapsed	(11 821)
Balance at 30 June 2012	2 421 126
Rights granted	2 162 606
Rights exercised	(130 506)
Rights forfeited	(70 620)
Effect of corporate performance targets	(20 584)
Balance at 30 June 2013	4 362 022
Rights granted	2 675 609
Rights exercised	(1 378 484)
Rights forfeited	(217 628)
Effect of corporate performance targets	30 238
Balance at 30 June 2014	5 471 757

	2014	2013	2012
for the year ended 30 June	Rand	Rand	Rand
Average price at which LTIs were granted during year *	—	—	—

Average fair value of LTIs issued during year	681,24	522,87	250,51

Average intrinsic value of LTIs exercised during the year	511,99	398,99	354,99

	2014	2013	2012
for the year ended 30 June	Rm	Rm	Rm
Total intrinsic value of LTIs vested	706	52	27

Share-based payment expense recognised **	2 117	723	124

*         The offer price of the LTIs is equal to zero.

**          The unrecognised share-based payment expense related to LTIs, expected to be recognised over a weighted average period of 0,99 years, amounted to R1 595 million at 30 June 2014 (2013 - R1 015 million; 2012 - R370 million).

The share-based payment expense is calculated using the Monte-Carlo simulation model based on the following assumptions at 30 June:

		2014	2013	2012

Risk free interest rate	(%)	6,82 - 8,17	6,50 - 7,83	6,09 - 7,15
Expected volatility	(%)	19,94	23,72	24,13
Expected dividend yield	(%)	3,93	4,43	5,11
Expected forfeiture rate	(%)	5,00	5,00	5,00

The risk-free rate for periods within the contractual term of the rights is based on the South African government bonds in effect at the time of the valuation of the grant.

The expected volatility in the value of the rights granted is determined using the historical volatility of the Sasol share price.

The expected dividend yield of the rights granted is determined using the historical dividend yield of the Sasol ordinary shares.

The valuation of the share-based payment expense requires a significant degree of judgement to be applied by management.

Sasol Limited group

Notes to the financial statements

48 FOREIGN CURRENCY TRANSLATION RESERVE

		2014	2013	2012
	Note	Rm	Rm	Rm

Translation of foreign operations
Property, plant and equipment		1 708	2 749	933
cost	2	5 460	8 740	3 188
accumulated depreciation and impairment	2	(3 752)	(5 991)	(2 255)
Assets under construction	3	1 138	1 800	807
Goodwill		73	98	33
cost	4	250	360	90
accumulated impairment	4	(177)	(262)	(57)
Other intangible assets		111	99	35
cost	5	259	303	87
accumulated amortisation and impairment	5	(148)	(204)	(52)
Investments in securities		36	50	10
Investments in equity accounted joint ventures		632	1 883	714
Investments in associates		139	456	676
Long-term receivables and prepaid expenses		126	229	56
Assets in disposal groups held for sale		2	250	6
Inventories	52	1 153	1 757	723
Trade receivables	52	1 080	1 749	790
Other receivables and prepaid expenses	52	162	109	(15)
Short-term financial assets		1	3	1
Cash and cash equivalents		455	583	576
Non-controlling interest		(6)	(15)	—
Long-term debt	18	(33)	(41)	(5)
Long-term provisions	20	(221)	(379)	(153)
Post-retirement benefit obligations		(693)	(965)	(139)
Long-term deferred income		(31)	(51)	(16)
Deferred tax	23	6	(23)	(146)
Short-term debt	24	(29)	(29)	(7)
Short-term financial liabilities		(2)	(3)	—
Short-term provisions	26	(49)	(103)	(32)
Tax payable	28	(16)	(58)	(16)
Trade payables and accrued expenses	52	(733)	(1 475)	(810)
Other payables	52	(953)	(902)	(181)
		4 056	7 771	3 840
Arising from net investment in foreign operations	51	180	334	211
Movement for year		4 236	8 105	4 051
Acquisition of businesses		(93)	(14)	—
Disposal of businesses	57	326	7	—
Balance at beginning of year		10 235	2 137	(1 914)
Balance at end of year		14 704	10 235	2 137

49 SHARE REPURCHASE PROGRAMME

	Number of shares
	2014	2013	2012
Held by the wholly owned subsidiary, Sasol Investment Company (Pty) Ltd.

Balance at beginning of year	8 809 886	8 809 886	8 809 886
Shares cancelled	—	—	—
Shares repurchased	—	—	—
Balance at end of year	8 809 886	8 809 886	8 809 886

Percentage of issued share capital (excluding Sasol Inzalo share transaction)	1,43%	1,44%	1,45%

	2014	2013	2012
for the year ended 30 June	Rand	Rand	Rand
Average cumulative purchase price	299,77	299,77	299,77
Average purchase price during year	—	—	—

As at 30 June 2014, a total of 8 809 886 Sasol ordinary shares (30 June 2013 - 8 809 886; 30 June 2012 - 8 809 886 ), representing 1,43% (30 June 2013 - 1,44%; 30 June 2012 - 1,45%) of the issued share capital of the company, excluding the Sasol Inzalo share transaction, is held by its subsidiary, Sasol Investment Company (Pty) Ltd. These shares are held as treasury shares and do not carry any voting rights. Since the inception of the programme in 2007, 40 309 886 Sasol ordinary shares, representing 6,39% of the issued share capital of the company, excluding the Sasol Inzalo share transaction, had been repurchased for R12,1 billion at a cumulative average price of R299,77 per share. 31 500 000 Sasol ordinary shares of the repurchased shares were cancelled on 4 December 2008, for a total value of R7,9 billion, and restored to authorised share capital.

At each of the company’s annual general meetings since 2009, shareholders renewed the directors’ authority to approve the repurchase of issued ordinary shares of the company subject to the conditions approved by shareholders at the meeting, the provisions of the Companies Act and the requirements of the JSE Limited. No purchases have been made under this authority since 2009. At the annual general meeting held on 22 November 2013, shareholders granted the authority to the Sasol directors to approve the repurchase up to 10% of each of Sasol’s ordinary shares and Sasol BEE ordinary shares. No shares were repurchased during the year.

Sasol Limited group

Notes to the financial statements

LIQUIDITY AND CAPITAL RESOURCES

		2014	2013	2012
	NOTE	Rm	Rm	Rm

CASH GENERATED BY OPERATING ACTIVITIES	50	65 449	51 906	40 861

CASH FLOW FROM OPERATIONS	51	67 592	55 184	44 703

INCREASE IN WORKING CAPITAL	52	(2 143)	(3 278)	(3 842)

FINANCE INCOME RECEIVED	53	5 920	6 063	6 574

DIVIDENDS PAID	54	(13 248)	(10 787)	(9 600)

NON-CURRENT ASSETS SOLD	55	185	525	255

ACQUISITIONS	56	(519)	(730)	(24)

DISPOSALS	57	1 353	167	713

Sasol Limited group

Notes to the financial statements

50 CASH GENERATED BY OPERATING ACTIVITIES

		2014	2013	2012
	Note	Rm	Rm	Rm

Cash flow from operations	51	67 592	55 184	44 703
Increase in working capital	52	(2 143)	(3 278)	(3 842)
		65 449	51 906	40 861

51 CASH FLOW FROM OPERATIONS

Operating profit after remeasurement items		41 674	38 779	31 749
Adjusted for amortisation of intangible assets	5	317	209	191
equity settled share-based payment expense	47	267	374	485
deferred income		(561)	367	(206)
depreciation of property, plant and equipment	2	13 199	10 912	8 651
effect of remeasurement items	38	7 629	2 949	1 777
movement in impairment of trade receivables		(52)	5	47
movement in long-term prepaid expenses		(84)	(13)	(44)
movement in long-term provisions income statement charge	20	5 608	294	1 304
utilisation	20	(2 120)	(624)	(492)
movement in short-term provisions	26	269	69	419
movement in post-retirement benefit assets		(80)	(94)	(18)
obligations		477	498	428
translation effect of foreign currency items		431	904	(34)
translation of net investment in foreign operations	48	180	334	211
write-down of inventories to net realisable value		459	227	332
other non cash movements		(21)	(6)	(97)
		67 592	55 184	44 703

Business segmentation
South African Energy Cluster		48 166	41 264	34 328
Mining		3 921	3 386	3 301
Gas		4 186	4 253	3 107
Synfuels		38 217	31 169	25 945
Oil		1 842	2 456	1 977
Other		—	—	(2)
International Energy Cluster		2 288	1 447	1 131
Synfuels International		(371)	(295)	(530)
Petroleum International		2 659	1 742	1 661
Chemicals Cluster		15 826	8 293	7 296
Polymers		1 621	(680)	(300)
Solvents		2 332	1 913	2 051
Olefins & Surfactants		7 201	4 681	3 868
Other Chemical Businesses		4 672	2 379	1 677
Other Businesses		1 312	4 180	1 948
Total operations		67 592	55 184	44 703

Sasol Limited group

Notes to the financial statements

52 INCREASE IN WORKING CAPITAL

		2014	2013	2012
	Note	Rm	Rm	Rm

Increase in inventories
Per the statement of financial position		(4 139)	(3 699)	(1 607)
Write-down of inventories to net realisable value		(459)	(227)	(332)
Acquisition of businesses	56	287	516	—
Transfer (to) / from other assets		(90)	37	3
Reclassification (to) / from held for sale		(39)	—	13
Disposal of businesses	57	(520)	(72)	(99)
Translation of foreign operations	48	1 153	1 757	723
Translation of foreign entities		46	208	203
		(3 761)	(1 480)	(1 096)

Decrease / (increase) in trade receivables
Per the statement of financial position		346	(2 970)	(2 121)
Acquisition of businesses	56	184	267	—
Movement in impairment		52	(5)	(47)
Transfer to other assets		(18)	—	—
Reclassification to held for sale		(57)	—	—
Disposal of businesses	57	(773)	(59)	(72)
Translation of foreign operations	48	1 080	1 749	790
Translation of foreign entities		52	186	248
		866	(832)	(1 202)

Increase in other receivables and prepaid expenses
Per the statement of financial position		(2 010)	131	(1 100)
Movement in short-term portion of long-term receivables		(60)	212	54
Acquisition of businesses	56	9	24	—
Transfer from other assets		—	—	857
Reclassification to held for sale		(11)	(2 814)	—
Disposal of businesses	57	—	(2)	(2)
Consideration still receivable from disposal	57	—	69	—
Translation of foreign operations	48	162	109	(15)
Translation of foreign entities		3	28	40
		(1 907)	(2 243)	(166)

Increase / (decrease) in trade payables and accrued expenses
Per the statement of financial position		1 365	3 739	591
Acquisition of businesses	56	(328)	(74)	—
Reclassification to held for sale		30	—	—
Disposal of businesses	57	500	67	1
Translation of foreign operations	48	(733)	(1 475)	(810)
Translation of foreign entities		(33)	(71)	(80)
		801	2 186	(298)

Increase / (decrease) in other payables
Per the statement of financial position		594	588	(181)
Acquisition of businesses	56	(90)	(116)	—
Reclassification to held for sale		(2)	(2)	—
Disposal of businesses	57	43	5	2
Consideration still payable on disposal of business	57	(66)	—	—
Translation of foreign operations	48	(953)	(902)	(181)
Translation of foreign entities		750	580	(99)
		276	153	(459)

Movement in financial assets and liabilities
Long-term financial assets		238	(57)	(173)
Short-term financial assets		1 077	(1 077)	(402)
Long-term financial liabilities		9	(12)	(60)
Short-term financial liabilities		258	84	14
		1 582	(1 062)	(621)

Increase in working capital		(2 143)	(3 278)	(3 842)

Sasol Limited group

Notes to the financial statements

53 FINANCE INCOME RECEIVED

		2014	2013	2012
	Note	Rm	Rm	Rm

Interest received	41	1 170	642	781
Interest received on tax		(5)	(18)	(15)
Dividends received from investments	41	38	24	22
Dividends received from equity accounted joint ventures	39	4 380	5 031	5 425
Dividends received from associates	40	337	384	361
		5 920	6 063	6 574

54 DIVIDENDS PAID

Final dividend - prior year	(8 357)	(7 267)	(6 089)
Interim dividend - current year	(4 891)	(3 520)	(3 511)
	(13 248)	(10 787)	(9 600)

Forecast cash flow on final dividend - current year	8 365	8 216	7 239

The forecast cash flow on the final dividend is calculated based on the net number of Sasol ordinary shares in issue at 30 June 2014 of 650,6 million. The actual dividend payment will be determined on the record date of 10 October 2014.

55 NON-CURRENT ASSETS SOLD

Property, plant and equipment	46	421	188
Assets under construction	54	28	4
Other intangible assets	85	76	63
	185	525	255

Sasol Limited group

Notes to the financial statements

56 ACQUISITIONS

		2014	2013	2012
	Note	Rm	Rm	Rm

Property, plant and equipment	2	159	793	—
Assets under construction	3	—	82	—
Other intangible assets	5	219	272	—
Investments in equity accounted joint ventures		—	—	24
Investments in associates		—	3	—
Long-term prepaid expenses		9	—	—
Inventories	52	287	516	—
Trade receivables	52	184	267	—
Other receivables and prepaid expenses	52	9	24	—
Cash and cash equivalents		527	9	—
Long-term debt	18	(20)	—	—
Long-term provisions	20	(61)	(20)	—
Post-retirement benefit obligations		—	(82)	—
Deferred tax liabilities	23	(46)	(232)	—
Tax payable	28	(10)	(5)	—
Trade payables and accrued expenses	52	(328)	(74)	—
Other payables	52	(90)	(116)	—
Total fair value of assets and liabilities *		839	1 437	24
Fair value of pre-existing interest in equity accounted joint venture retained		—	(719)	—
Fair value of pre-existing interest in associate retained		(336)	—	—
Goodwill	4	16	12	—
Total consideration per the statement of cash flows		519	730	24

*The fair values of the additional assets acquired have been determined on a provisional basis. If new information obtained within one year from the acquisition date about facts and circumstances that existed at the acquisition date identifies adjustments to the above amounts, then the acquisition accounting will be revised.

Comprising
Sasol Polymers - Wesco China Limited associate	519	—	—
Other Chemical Businesses - Merisol joint venture	—	730	—
Sasol Synfuels International - Uzbekistan GTL joint venture	—	—	24
Total consideration	519	730	24

Acquisitions in 2014

In September 2013, Sasol acquired the remaining 60% shareholding in Wesco China, for a purchase consideration of R519 million (US$52 million). The pre-existing interest in the associate at acquisition date was remeasured to fair value and a resulting gain of R110 million was recognised in the income statement.

In the nine months to 30 June 2014, Wesco contributed turnover of R1 640 million and profit of R8 million to the group’s results. If the acquisition occurred on 1 July 2013, management estimates that the group’s consolidated turnover would have been R203 379 million and operating profit after remeasurement items for the year would have been R41 692 million. In determining these amounts, management has assumed that the fair value adjustments, that arose at acquisition date would have been the same if the acquisition had occurred on 1 July 2013.

Acquisitions in 2013

In December 2012, Sasol acquired the remaining 50% interest in the Merisol joint venture from Merichem Company, to increase its shareholding to a 100% interest in Merisol.  The pre-existing interest in the joint venture at acquisition date was remeasured to fair value and a resulting gain of R233 million was recognised in the income statement (refer note 38).

In the six months to 30 June 2013, Merisol contributed turnover of R1 037 million and profit of R194 million to the group’s results. If the acquisition occurred on 1 July 2012, management estimates that the group’s consolidated turnover would have been R170 693 million and operating profit after remeasurement items for the year would have been R38 873 million. In determining these amounts, management has assumed that the fair value adjustments, that arose at acquisition date would have been the same if the acquisition had occurred on 1 July 2012.

Sasol Limited group

Notes to the financial statements

57  DISPOSALS

		2014	2013	2012
	Note	Rm	Rm	Rm

Property, plant and equipment
cost	2	2 250	193	314
accumulated depreciation and impairment	2	(2 250)	(123)	(178)
Assets under construction	3	—	3	—
Goodwill, net of impairment	4	—	27	—
Other intangible assets
cost	5	202	—	—
accumulated amortisation and impairment	5	(153)	—	—
Investments in securities		19	—	2
Investments in associates		—	—	29
Long-term receivables and prepaid expenses		48	—	5
Assets held for sale		2 254	—	37
Inventories	52	520	72	99
Trade receivables	52	773	59	72
Other receivables and prepaid expenses	52	—	2	2
Cash and cash equivalents		—	(17)	—
Long-term provisions	20	(166)	—	(4)
Post-retirement benefit obligations	21	(711)	(6)	(22)
Long-term deferred income		(44)	—	—
Deferred tax liabilities	23	—	11	—
Short-term provisions	26	(11)	(7)	(1)
Trade payables and accrued expenses	52	(500)	(67)	(1)
Other payables	52	(43)	(5)	(2)
Tax payable	28	—	2	—
		2 188	144	352
Total consideration		1 767	236	713
Consideration received		1 353	167	713
Consideration still payable	52	(66)	—	—
Consideration received in advance		480	—	—
Consideration still receivable	52	—	69	—

		(421)	92	361
Realisation of accumulated translation effects	48	(326)	(7)	—
Net (loss) / profit on disposal		(747)	85	361

Total consideration comprising

Sasol Polymers - Investment in ASPC joint venture		2 325	—	—
Sasol Gas - Investment in Spring Lights Gas joint venture		474	—	—
Sasol Solvents - Solvents Germany		(1 032)	—	—
Sasol Oil - Tosas		—	116	—
Olefins & Surfactants - Sasol Gulf		—	51	—
Petroleum International - Exploration assets		—	69	96
Olefins & Surfactants - Witten plant		—	—	550
Sasol Nitro - fertiliser businesses		—	—	31
Sasol Wax - Paramelt RMC BV		—	—	7
Other Businesses - Thin Film Solar Technology		—	—	29
Total consideration		1 767	236	713

Disposals in 2014

Sasol Gas - Investment in Spring Lights Gas joint venture

On 2 July 2013, Sasol Gas disposed of its 49% share in Spring Lights Gas for a purchase consideration of R474 million, realising a profit on disposal of R453 million.

Sasol Polymers - Investment in ASPC joint venture

On 16 August 2013, Sasol Polymers disposed of its 50% interest in ASPC for a total purchase consideration of R3 606 million (US$365 million). A final loss of R198 million was recognised on the disposal of the investment.  All outstanding amounts in respect of the purchase consideration (comprising the net assets, dividends and shareholder loans) have been received in full. As a result of the transaction, Sasol has no ongoing investments in Iran.

Sasol Solvents - Sasol Solvents Germany

On 31 May 2014, Sasol Solvents disposed of its Solvents Germany GmbH assets when merger control approval was obtained for the transaction, realising a loss on sale of the disposal group of R966 million (EUR67 million). As part of the disposal Sasol contributed additional funds for the transfer of the disposal group.

Other businesses

In 2014, the group also disposed of other smaller investments realising a loss of R36 million.

Sasol Limited group

Notes to the financial statements

Disposals in 2013

Sasol Olefins & Surfactants - Sasol Gulf

On 31 March 2013, Sasol Olefins & Surfactants (O&S) disposed of its subsidiary for a total consideration of R51 million.

Sasol Oil - Tosas

On 1 April 2013, Sasol Oil disposed of its shareholding in Tosas Holdings (Pty) Ltd for a total consideration of R116 million.

Sasol Petroleum International - Exploration licences

In 2013, Sasol Petroleum International (SPI) disposed of its participation interests in the exploration assets in Papua New Guinea for a total consideration of R69 million.

Disposals in 2012

Sasol Petroleum International - Exploration licences

In 2012, Sasol Petroleum International (SPI) disposed of 10% of its equity interest in an exploration asset in Papua New Guinea for a total consideration of R60 million. In addition, SPI disposed of exploration assets in Nigeria for a total consideration of R36 million.

Sasol Olefins & Surfactants - Witten plant

During 2012, as part of the Sasol Olefins & Surfactants (O&S) restructuring programme announced in March 2007, Sasol decided to dispose of the Witten plant, Germany, for a total consideration of R550 million.

Sasol Nitro - fertiliser businesses

In July 2010, Sasol Nitro concluded a settlement agreement with the South African Competition Commission to dispose of the bulk blending and liquid fertiliser blending facilities in Durban, Bellville, Endicott and Kimberley. During 2012, the facilities in Durban, Bellville and Endicott were sold for a total consideration of R31 million.

Sasol Wax - Paramelt RMC BV

On 10 July 2007, Sasol Wax disposed of its 31% investment in Paramelt RMC BV, operating in the Netherlands, for a consideration of R251 million, realising a profit of R129 million. During 2012, the additional conditions precedent were met resulting in the receipt of additional consideration of R7 million.

Other businesses - Thin Film Solar Technology

During 2012, Sasol disposed of its 40% investment in Thin Film Solar Technology for a consideration of R29 million.

Sasol Limited group

Notes to the financial statements

OTHER DISCLOSURES

NOTE

GUARANTEES, INDEMNITIES AND CONTINGENT LIABILITIES	58

COMMITMENTS UNDER LEASES	59

RELATED PARTY TRANSACTIONS	60

SUBSEQUENT EVENTS	61

INTEREST IN JOINT OPERATIONS	62

INTEREST IN SIGNIFICANT OPERATING SUBSIDIARIES	63

FINANCIAL RISK MANAGEMENT AND FINANCIAL INSTRUMENTS	64

Sasol Limited group

Notes to the financial statements

58   GUARANTEES, INDEMNITIES AND CONTINGENT LIABILITIES

58.1 GUARANTEES AND INDEMNITIES

		Maximum exposure	Liability included on statement of financial position	Maximum exposure	Liability included on statement of financial position
		2014	2014	2013	2013
	Note	Rm	Rm	Rm	Rm

Guarantees in respect of subsidiaries and joint operations
In respect of the shale gas ventures	i	9 849	—	10 611	—
In respect of natural oil and gas	ii	929	652	1 688	1 163
In respect of letter of credit	iii	745	—	692	—
In favour of BEE partners	iv	218	3	278	5
Guarantee in favour of Sasol Inzalo share transaction	v	4 499	4 499	4 200	4 200
In respect of Natref debt	vi	1 159	1 159	1 042	1 042
In respect of crude oil purchases	vii	1 277	1 277	1 186	1 186
In respect of development of retail convenience centres	viii	700	700	700	700
In respect of US bond	ix	10 561	10 561	9 938	9 938
In respect of prospecting rights	x	—	—	419	—
In respect of environmental obligations	xi	3 043	2 537	498	498
Other guarantees and claims	xii	500	—	464	5

Guarantees in respect of joint ventures and associates
In respect of EGTL	xiii	2 660	—	2 470	—
In respect of GTL ventures	xiv	2 557	—	2 359	—
Other performance guarantees	xv	350	—	1 634	—
		39 047	21 388	38 179	18 737

Indemnities in respect of subsidiaries and joint operations
In respect of letter of credit	xvi	148	—	945	—
In respect of the German propylene pipeline facility	xvii	92	—	81	—
In respect of environmental obligations	xviii	510	510	377	377
Other indemnities and claims	xix	449	72	297	—

Indemnities in respect of joint ventures and associates
In respect of EGTL	xixi	1 763	1 763	2 110	2 207
Other performance indemnities	xixii	543	—	732	—
		3 505	2 345	4 542	2 584

i                                   Guarantees of R9 849 million have been issued to Progress Energy Inc. in respect of the development of the Farrel Creek and Cypress A shale gas assets in Canada.

ii                                Guarantees have been issued to various financial institutions in respect of the obligations of its subsidiaries (Sasol Petroleum International (Pty) Ltd (SPI) and Republic of Mozambique Pipeline Investment Company (Pty) Ltd (Rompco)) for the natural gas project. The liability on the statement of financial position of R652 million represents the gross amount owing by SPI and Rompco to the financial institutions at 30 June 2014.

iii                             Various guarantees issued in respect of letters of credit issued by subsidiaries.

iv                            In terms of the sale of 25% in Sasol Oil (Pty) Ltd to Tshwarisano LFB Investment (Pty) Ltd (Tshwarisano), facilitation for the financing requirements of Tshwarisano has been provided. The undiscounted exposure at 30 June 2014 amounted to R218 million. A liability for this guarantee at 30 June 2014, amounting to R3 million, has been recognised.

v                               As part of the Sasol Inzalo share transaction, the C Preference shares issued by Sasol Inzalo Groups Funding (Pty) Ltd and Sasol Inzalo Public Funding (Pty) Ltd to the financing institutions are secured against a guarantee of R4 499 million.

vi                            Guarantees issued in favour of various financial institutions in respect of the debt facilities of R1 159 million for the Natref crude oil refinery. The outstanding debt on the statement of financial position was R1 159 million at 30 June 2014.

vii                         Sasol Limited issued a guarantee for Sasol Oil International Limited’s (SOIL) term crude oil contract with Saudi Aramco to cover two month’s crude oil commitments.

viii                      Guarantees issued to various financial institutions in respect of debt facilities for the establishment of the retail convenience centre network of R700 million. The outstanding debt on the statement of financial position was R700 million at 30 June 2014.

ix                            A guarantee has been issued in respect of the US dollar bond which is listed on the New York Stock Exchange, issued by its indirect 100% owned finance subsidiary, Sasol Financing International Plc. The outstanding debt on the statement of financial position was R10 561 million on 30 June 2014.

x                               Guarantees issued to Anglo Operations Limited and BHP Billiton Energy Coal South Africa (Pty) Ltd. in respect of the outstanding amount under the contract for the purchase of Block IV prospecting rights and prospecting rights documents. This guarantee expired in November 2013.

xi                            Guarantees and sureties issued in respect of environmental obligations of R2 537 million.

xii                         Included in other guarantees are guarantees for customs and excise of R2 million and R476 million in respect of feedstock purchases.

xiii                      Sasol Limited has issued the following significant guarantees for the obligations of its associate Escravos GTL in Nigeria, including inter alia:

A performance guarantee has been issued in respect of Escravos GTL for the duration of the investment in the associate to an amount of US$250 million (R2 660 million).

Sasol Limited group

Notes to the financial statements

xiv                     Sasol Limited has issued the following significant guarantees for the obligations of various of its subsidiaries in respect of the GTL Ventures. These guarantees relate to the construction and funding of ORYX GTL Limited in Qatar, including inter alia:

A guarantee for the take-or-pay obligations of a wholly owned subsidiary under the gas sale and purchase agreement (GSPA) entered into between ORYX GTL Limited, Qatar Petroleum and ExxonMobil Middle East Gas Marketing Limited, by virtue of this subsidiary’s 49% shareholding in ORYX GTL Limited. Sasol’s exposure is limited to the amount of US$180 million (R1 919 million). In terms of the GSPA, ORYX GTL Limited is contractually committed to purchase minimum volumes of gas from Qatar Petroleum and ExxonMobil Middle East Gas Marketing Limited on a take-or-pay basis. Should ORYX GTL terminate the GSPA prematurely, Sasol Limited’s wholly owned subsidiary will be obliged to take or pay for its 49% share of the contracted gas requirements. The term of the GSPA is 25 years from the date of commencement of operations. The project was commissioned in April 2007.

Sasol Limited issued a performance guarantee for the obligations of its subsidiaries in respect of and for the duration of the investment in Sasol Chevron Holdings Limited, limited to an amount of US$60 million (R638 million). Sasol Chevron Holdings Limited is a joint venture between a wholly owned subsidiary of Sasol Limited and Chevron Corporation.

All guarantees listed above are issued in the normal course of business.

xv                        Various performance guarantees issued by subsidiaries. Provisions have been recognised in relation to certain performance guarantees that were issued as part of the licensing of Sasol’s GTL technology and catalyst performance in respect of ORYX GTL. The events that gave rise to these provisions are not expected to have a material effect on the economics of the group’s GTL ventures. Included is a performance guarantee for the Uzbekistan GTL project.

xvi                     Various indemnities issued in respect of letters of credit issued by subsidiaries.

xvii                  Indemnities issued to various financial institutions in respect of the German propylene pipeline facility.

xviii               Indemnities issued in respect of environmental obligations of R510 million.

xix                     Included in other indemnities are indemnities for customs and excise of R95 million.

xixi                  An indemnity has been issued for Sasol’s portion of its commitments in respect of the fiscal arrangements relating to the Escravos GTL project to an amount of US$166 million (R1 763 million). An amount of R1 763 million has been recognised as a provision in this regard.

xixii               Various performance indemnities issued by subsidiaries. Provisions have been recognised in relation to certain performance indemnities that were issued as part of the licensing of Sasol’s GTL technology and catalyst performance in respect of ORYX GTL. The events that gave rise to these provisions are not expected to have a material effect on the economics of the group’s GTL ventures. Included is a performance indemnity for the Uzbekistan GTL project.

58.2 PRODUCT WARRANTIES

The group provides product warranties with respect to certain products sold to customers in the ordinary course of business. These warranties typically provide that products sold will conform to specifications. The group generally does not establish a liability for product warranty based on a percentage of turnover or other formula. The group accrues a warranty liability on a transaction-specific basis depending on the individual facts and circumstances related to each sale. Both the liability and the annual expense related to product warranties are immaterial to the consolidated financial statements.

58.3  OTHER CONTINGENCIES

Subsidiaries

Sasol Limited has guaranteed the fulfilment of various subsidiaries’ obligations in terms of contractual agreements.

The group has guaranteed the borrowing facilities and banking arrangements of certain of its subsidiaries.

Mineral rights

As a result of the promulgation of legislation in South Africa, the common law (mineral rights) and associated statutory competencies of Sasol Mining have been converted to interim statutory rights (Old Order Rights). Sasol Mining is entitled to convert these Old Order Rights to statutory mining and prospecting rights (New Order Rights) after complying with certain statutory requirements. As at 30 June 2013, all applications to acquire prospecting and mining rights were granted by the Department of Minerals Resources (DMR). These rights cover all the prospecting rights in the Free State and Waterberg as well as the prospecting and mining rights in Secunda. No value has been attributed to these rights in the annual financial statements.

Legal costs

Legal costs expected to be incurred in connection with loss contingencies are expensed as incurred.

58.4 LITIGATION

Sasol Nitro

In 2004, the South African Competition Commission (the Commission) commenced with investigations against Sasol Nitro, a division of Sasol Chemical Industries (Proprietary) Limited (SCI), based on complaints levelled against Sasol Nitro by two of its customers, Nutri-Flo and Profert. Both complaints were subsequently referred to the Competition Tribunal (the Tribunal) by the Commission. In May 2009, SCI and the Commission concluded a settlement agreement. In the agreement Sasol Nitro acknowledged that, in the period from 1996 to 2005, it had contravened the Competition Act by fixing prices of certain fertilisers with its competitors, by agreeing with its competitors on the allocation of customers and suppliers and by collusively tendering for supply contracts. Sasol Nitro subsequently paid an administrative penalty of R250,7 million.

Civil claims and law suits totalling approximately R52 million have been instituted against Sasol arising from the admissions made in the settlement agreement. Sasol views the calculation of alleged damages by the plaintiffs as flawed. Sasol is working with an economist on assessing its position regarding any potential damages caused. Sasol’s expert economist analysis has not been finalised yet. Therefore, it is currently not possible to make an estimate of a contingent liability and accordingly, no provision was made as at 30 June 2014. The period for filing civil claims prescribed on 20 May 2012, therefore no additional claims may be filed against Sasol arising from the admitted contraventions.

Sasol Chemical Industries — complaint referral by Omnia

On 31 August 2011, Omnia Group (Pty) Ltd (Omnia) submitted a complaint against SCI to the Commission. The complaint alleged, among other things, excessive pricing for ammonia and price discrimination in respect of ammonia.

On 7 March 2012, the Commission issued a notice of non-referral in respect of the complaint on the grounds that the conduct complained of was substantially the same as the conduct in respect of which the Commission had concluded a settlement agreement with Sasol in July 2010.

On 5 April 2012, Omnia themselves referred the complaint to the Tribunal. Omnia alleges that SCI charged Omnia an excessive price for ammonia during the period from May 2006 to December 2008 and that SCI has prevented Omnia from expanding within the markets for the supply of certain fertilisers during this period and that SCI had engaged in prohibited price discrimination in respect of ammonia.

SCI does not agree with the allegations made and is defending the matter. The allegations made are substantially similar to allegations in a civil claim for damages made by Omnia in 2009, which SCI is also defending in arbitration proceedings. It has been agreed that Omnia will argue its case before the Tribunal from 1 — 12 December 2014 and SCI will thereafter present its case to the Tribunal from 16 February to 6 March 2015.

It is currently not possible to make an estimate of a contingent liability from the claim and, accordingly, no provision was made as at 30 June 2014.

Sasol Wax

On 1 October 2008, following an investigation by the European Commission, the European Union found that members of the European paraffin wax industry, including Sasol Wax GmbH, formed a cartel and violated antitrust laws.

A fine of €318,2 million was imposed by the European Commission on Sasol Wax GmbH (of which Sasol Wax International AG, Sasol Holding in Germany GmbH and Sasol Limited would be jointly and severally liable for €250 million). According to the decision of the European Commission, an infringement of antitrust laws commenced in 1992 or even earlier. In 1995, Sasol became a co-shareholder in an existing wax business located in Hamburg, Germany owned by the Schümann group. In July 2002, Sasol acquired the remaining shares in the joint venture and became the sole shareholder of the business. Sasol was unaware of these infringements before the European Commission commenced their investigation at the wax business in Hamburg in April 2005.

On 15 December 2008, all Sasol companies affected by the decision lodged an appeal with the European Union’s General Court against the decision of the European Commission on the basis that the fine is excessive and should be reduced. On 3 July 2013, the hearing at the Court in Luxemburg took place.

On 11 July 2014, the European Union’s General Court reduced the fine by an amount of EUR 168,22 million to EUR 149,98 million. The European Commission has the right to appeal the decision. The effect of the reduced fine has been accounted for in the income statement for the period ending 30 June 2014.

As a result of the fine imposed on Sasol Wax GmbH, on 23 September 2011, Sasol Wax GmbH has been served with a law suit in The Netherlands by a company to which potential claims for compensation of damages have been assigned to by eight customers. The law suit does not demand a specific amount. The hearing will take place on 3 November 2014 at court in The Hague.  It is currently not possible to make an estimate of a contingent liability from the claim and, accordingly, no provision was made as at 30 June 2014.

Sasol Limited group

Notes to the financial statements

Sasol Polymers

As reported previously, the Commission alleges that SCI charged excessive prices for propylene and polypropylene in the South African market from 2004 to 2007. SCI disputes the Commission’s allegations. In 2010, the matter was referred by the Commission to the Tribunal. SCI defended the matter and the matter was fully heard before the Tribunal during 2013. Both parties presented their closing arguments to the Tribunal in October 2013.

On 5 June 2014, the Tribunal released its decision in respect of Sasol Polymers’ pricing of propylene and polypropylene.  In its decision, the Tribunal made a finding against SCI in relation to its pricing of both polypropylene and propylene, for the period in question. In respect of purified propylene, the Tribunal has imposed an administrative penalty of R205,2 million. In respect of polypropylene, the Tribunal has imposed a penalty of R328,8 million. In addition, the Tribunal also ordered revised future pricing of polypropylene and propylene.

On 27 June 2014, SCI filed an appeal against the decision of the Competition Tribunal with the South African Competition Appeal Court. SCI has recognised a provision for the fine of R534 million at 30 June 2014. The outcome of the appeal process cannot be predicted.

On 11 July 2014 the Commission delivered a Notice of Cross-Appeal in which it has requested the Competition Appeal Court to increase the administrative penalties imposed on SCI to R1 094 million for propylene, and R 1 754 million for polypropylene.

In a letter received from the Commission, dated 30 July 2012,   Sasol was advised that the Commission had initiated a new abuse of dominance complaint against Sasol Limited, Sasol Oil (Pty) Ltd, Sasol Synfuels (Pty) Ltd and SCI.  This new complaint is based on a complaint which was initially submitted to the Commission by Safripol in November 2011.

The initial Safripol complaint alleged that SCI had contravened various sections of the Act with regard to the pricing and supply of propylene and ethylene. Safripol subsequently withdrew the complaint.

The Commission, however, decided to continue with its investigation into the matter. The allegations under investigation are excessive pricing of propylene and ethylene required by Safripol, constructive refusal to supply scarce goods (namely propylene and ethylene), margin squeeze in respect of the supply of propylene and polypropylene and price discrimination in relation to the sale of propylene and ethylene. These are all abuse of dominance allegations. The period of the investigation is from 2008 to 30 July 2012. Sasol continues to defend itself against these allegations. The outcome of this matter cannot be estimated at this point in time and accordingly, no additional provision was recognised at 30 June 2014.

Sasol Oil - Commercial diesel

On 24 October 2012, the Commission referred allegations of price-fixing and market division against Chevron SA, Engen, Shell SA, Total SA, Sasol Limited, BP SA and the South African Petroleum Industry Association (“SAPIA”) to the Competition Tribunal for adjudication. The Commission is alleging that the respondents exchanged commercially sensitive information, mainly through SAPIA, in order to ensure that their respective prices for commercial diesel followed the Wholesale List Selling Price published by the Department of Energy.

This is not a new matter and Sasol began engaging with the Commission in this regard in 2008 as part of its group-wide competition law compliance review, which preceded the Commission’s investigation into the liquid fuels sector. Sasol has reviewed the Commission’s referral documents and does not agree with the Commission’s allegations. Accordingly, Sasol is assessing the legal options available to it.  The outcome of this referral cannot be estimated at this point in time and, accordingly, no provision was recognised at 30 June 2014.

Other

From time to time Sasol companies are involved in other litigation and similar proceedings in the normal course of business. Although the outcome of these proceedings and claims cannot be predicted with certainty, the company does not believe that the outcome of any of these cases would have a material effect on the group’s financial results.

58.5 COMPETITION MATTERS

We continue to evaluate and enhance our compliance programmes and controls in general, and our competition law compliance programme and controls, in particular. As a consequence of these programmes and controls, including monitoring and review activities, we have also adopted appropriate remedial and/or mitigating steps, and made disclosures on material findings, as and when appropriate.

The South African Competition Commission (the Commission) is conducting investigations into several industries in which Sasol operates, including the petroleum and polymer industries and has initiated a market inquiry in the South African LPG market. We continue to cooperate with the Commission in these investigations. To the extent appropriate, further announcements will be made in future.

58.6 ENVIRONMENTAL MATTERS

Sasol is subject to loss contingencies pursuant to numerous national and local environmental laws and regulations that regulate the discharge of materials into the environment and that may require Sasol to remediate or rehabilitate the effects of its operations on the environment. The contingencies may exist at a number of sites, including, but not limited to, sites where action has been taken to remediate soil and groundwater contamination. These future costs are not fully determinable due to factors such as the unknown extent of possible contamination, uncertainty regarding the timing and extent of remediation actions that may be required, the allocation of the environmental obligation among multiple parties, the discretion of regulators and changing legal requirements.

Sasol’s environmental obligation accrued at 30 June 2014 was R11 013 million compared to R9 831 million at 30 June 2013. Included in this balance is an amount accrued of approximately R4 397 million in respect of the costs of remediation of soil and groundwater contamination and similar environmental costs. These costs relate to the following activities: site assessments, soil and groundwater clean-up and remediation, and ongoing monitoring. Due to uncertainties regarding future costs the potential loss in excess of the amount accrued cannot be reasonably determined.

Although Sasol has provided for known environmental obligations that are probable and reasonably estimable, the amount of additional future costs relating to remediation and rehabilitation may be material to results of operations in the period in which they are recognised. It is not expected that these environmental obligations will have a material effect on the financial position of the group.

As with the oil and gas and chemical industries generally, compliance with existing and anticipated environmental, health, safety and process safety laws and regulations increases the overall cost of business, including capital costs to construct, maintain, and upgrade equipment and facilities. These laws and regulations have required, and are expected to continue to require, the group to make significant expenditures of both a capital and expense nature.

South Africa

In South Africa, the environmental regulatory legal framework is still evolving, as is the enforcement process. We work with government authorities in striving to find a balance between economic development and, social and environmental considerations. Recent changes in government resulted in the alignment of departments governing environmental matters. South Africa is considered as a developing country in terms of the Kyoto Protocol under the United Nations Framework Convention on Climate Change and is committed to emission reduction pledges under the voluntary Copenhagen accord which is now incorporated in the National Climate Change Response White Paper.

Europe

Our European facilities are subject to extensive environmental regulation in the various countries in which we operate. For example: The European Union Chemicals Regulation for the registration, evaluation and authorisation of chemicals (REACH) (1907/2006/EC) is intended to harmonise existing European and national regulations to provide a better protection of human health and our environment against the harmful effects of hazardous substances and preparations. Sasol has registered a significant amount of chemical products and will ensure that we continue to comply with the ongoing requirements of REACH.

The countries within which we operate in Europe have all ratified the Kyoto Protocol and we have developed a Greenhouse Gas (GHG) strategy to comply with applicable GHG restrictions and to manage emission reductions cost effectively.

United States

Sasol North America (Sasol NA), Sasol Wax and Merisol are subject to numerous federal, state, and local laws and regulations that regulate the discharge of materials into the environment or that otherwise relate to the protection of human health and the environment.

Environmental compliance expenditures for our interest in Sasol NA, Sasol Wax and Merisol’s manufacturing sites for the next five years are estimated to range from US$2 million to US$6 million per year.

Sasol Limited group

Notes to the financial statements

59 COMMITMENTS UNDER LEASES

Operating leases - Minimum future lease payments

The group leases buildings under long-term non-cancellable operating lease agreements and also rents offices and other equipment under operating leases that are cancellable at various short-term notice periods by either party.

	2014	2013	2012
	Rm	Rm	Rm
Buildings and offices
Within one year	372	317	266
One to five years	870	761	775
More than five years	1 316	470	182
	2 558	1 548	1 223

Equipment
Within one year	754	1 335	605
One to five years	838	1 595	1 442
More than five years	308	672	879
	1 900	3 602	2 926

Included in operating leases for equipment is the rental of a pipeline for the transportation of gas products. The rental payments are determined based on the quantity of gas transported. The lease may be extended by either party to the lease for a further three year period prior to the expiry of the current lease term of 17 years.

Water reticulation for Sasol Synfuels
Within one year	127	120	105
One to five years	833	617	580
More than five years	2 652	2 816	2 983
	3 612	3 553	3 668

The water reticulation commitments of Sasol Synfuels relate to a long-term water supply agreement. The rental payments are determined based on the quantity of water consumed over the 20 year period of the lease.

Total minimum future lease payments	8 070	8 703	7 817

These leasing arrangements do not impose any significant restrictions on the group or its subsidiaries.

Contingent rentals

The group has contingent rentals in respect of operating leases that are linked to market related data such as the rand / US dollar exchange rate and inflation.

Finance leases - Minimum future lease payments

The group leases buildings and other equipment under long-term non-cancellable finance lease agreements. These lease agreements contain terms of renewal and escalation clauses but excludes purchase options.

	2014	2013	2012
	Rm	Rm	Rm
Within one year	175	138	190
One to two years	531	487	511
More than five years	745	807	839
Less amounts representing finance charges	(511)	(496)	(510)
Total minimum future lease payments	940	936	1 030

Contingent rentals

The group has no contingent rentals in respect of finance leases.

Sasol Limited group

Notes to the financial statements

60 RELATED PARTY TRANSACTIONS

A related party is an entity or person where the Sasol group can exercise influence or significant influence or which is controlled by the Sasol group. In particular, this relates to joint ventures and associates. Disclosure in respect of equity accounted joint ventures and associates is provided in notes 7 and 8 respectively.

Group companies, in the ordinary course of business, entered into various purchase and sale transactions with associates and joint ventures.  The effect of these transactions is included in the financial performance and results of the group.  Terms and conditions are determined on an arm’s length basis. Amounts owing (after eliminating intercompany balances) to related parties are disclosed in the respective notes to the financial statements for those statement of financial position items. No impairment of receivables related to the amount of outstanding balances is required.

Material related party transactions

The following table shows the material transactions that are included in the financial statements using the equity method for associates and joint ventures.

	2014	2013	2012
	Rm	Rm	Rm
Sales and services rendered from subsidiaries to related parties
joint ventures	538	1 373	1 321
associates	679	1 564	1 651
	1 217	2 937	2 972

Purchases by subsidiaries from related parties
joint ventures	377	410	384
associates	85	80	59
	462	490	443

Identity of related parties with whom material transactions have occurred

Except for the group’s interests in joint ventures and associates, there are no other related parties with whom material individual transactions have taken place.

Key management remuneration

Key management comprises of executive and non-executive directors as well as other members of the Group Executive Committee (GEC).

Remuneration and benefits paid and short-term incentives approved for the executive directors’ and former executive director were as follows:

		Retirement	Other	Annual	Total	Total	Total
	Salary	funding	benefits	incentives (1)	2014 (2)	2013	2012
Executive directors	R’000	R’000	R’000	R’000	R’000	R’000	R’000
DE Constable (3)	15 303	196	5 847	30 616	51 962	53 668	31 881
LPA Davies (4)	—	—	—	—	—	—	3 908
VN Fakude	5 612	1 604	356	10 387	17 959	14 604	11 558
KC Ramon (5)	617	692	8 326	—	9 635	13 584	11 265
P Victor (6)	1 837	276	1 088	5 030	8 231	—	—
Total	23 369	2 768	15 617	46 033	87 787	81 856	58 612

(1)  Incentives approved on the group results for the 2014 financial year and payable in the following year. Incentives are calculated as a percentage of total guaranteed package/net base salary as at 30 June 2014.

(2) Total remuneration for the financial year excludes gains derived from the long-term incentive schemes which are separately disclosed.

(3)  Salary and short term incentive paid in US dollars, reflected at the exchange rate of the month of payment for the salaries, and 5 September 2014 for the incentive being the date of approval of the consolidated annual financial statements.

(4) Retired as director of Sasol Limited on 30 June 2011.

(5) Ms KC Ramon resigned as chief financial officer with effect from 10 September 2013, and resigned from the group on 30 November 2013.

(6) Mr P Victor was appointed as director and acting Chief Financial Officer with effect from 10 September 2013.

Long-term incentives for the executive directors’ and former executive director were as follows:

	Share Options	Long-term incentive rights vested	Share appreciation rights, with performance targets exercised	Share appreciation rights, without performance targets exercised	Total 2014	Total 2013	Total 2012
Executive directors	R’000	R’000	R’000	R’000	R’000	R’000	R’000
DE Constable (1)	—	36 635	—	—	36 635	—	—
LPA Davies (2)	—	—	—	—	—	—	31 302
VN Fakude	—	12 946	16 069	7 230	36 245	9 726	4 937
KC Ramon	—	4 786	9 672	2 093	16 551	15 001	—
P Victor	—	694	591	1 365	2 650	—	—
Total	—	55 061	26 332	10 688	92 081	24 727	36 239

(1) Mr DE Constable’s on appointment LTI award vested in terms of the rules three years after his date of appointment, subject to the achievement of CPT’s.

(2) Retired as director of Sasol Limited on 30 June 2011.

Sasol Limited group

Notes to the financial statements

Remuneration and benefits paid and short-term incentives approved for the GEC were as follows:

		Retirement	Other	Annual	Total	Total	Total
	Salary	funding	benefits	incentives (1)	2014 (2)	2013	2012
GEC	R’000	R’000	R’000	R’000	R’000	R’000	R’000
SR Cornell (3)	2 786	146	1 712	2 944	7 588	—	—
AM de Ruyter (4)	1 724	806	146	—	2 676	11 818	8 878
FR Grobler (5)	3 189	138	1 695	3 371	8 393	—	—
VD Kahla	4 383	578	522	5 421	10 904	9 450	7 899
BE Klingenberg	4 399	1 129	304	5 990	11 822	10 009	7 084
E Oberholster (6)	2 264	1 010	61	3 180	6 515	—	—
M Radebe	3 163	624	360	4 595	8 742	6 981	5 284
CF Rademan	3 967	1 039	410	6 386	11 802	9 312	7 394
SJ Schoeman (7)	606	66	46	689	1 407	—	—
GJ Strauss (8)	1 270	265	65	1 205	2 805	12 042	9 574
Total	27 751	5 801	5 321	33 781	72 654	59 612	46 113
Number of members					10	6	6

(1) Incentives approved on the group results for the 2014 financial year and payable in the following year. Incentives are calculated as a percentage of total guaranteed package or base salary as at 30 June 2014.

(2) Total remuneration for the financial year excludes gains derived from the long-term incentive schemes which are separately disclosed.

(3) Mr SR Cornell was appointed as a member of the Group Executive Committee with effect from 1 February 2014. Details reflect the period of service on the GEC. Mr Cornell, under his US employment contract, is paid in USD and the amount reflected above, for purposes of disclosure only, has been converted to rand using the average exchange rate over the period.

(4) Mr AM de Ruyter resigned from the Group with effect from 30 November 2013.

(5) Mr FR Grobler was appointed as a member of the Group Executive Committee with effect from 1 December 2013. Details reflect the period of service on the GEC.

(6) Mr E Oberholster was appointed as a member of the Group Executive Committee with effect from 1 October 2013. Details reflect the period of service on the GEC.

(7) Mr SJ Schoeman was appointed as a member of the Group Executive Committee with effect from 1 May 2014. Details reflect the period of service on the GEC.

(8) Mr GJ Strauss retired from the Group with effect from 30 September 2013.

Long-term incentives for the GEC were as follows:

	Share	Long-term incentive	Share appreciation rights, with performance targets	Share appreciation rights, without performance targets	Total	Total	Total
	Options	rights vested	exercised	exercised	2014	2013	2012
GEC	R’000	R’000	R’000	R’000	R’000	R’000	R’000
AM de Ruyter (1)	—	21 741	14 033	1 379	37 153	6 138	—
FR Grobler	2 117	—	—	—	2 117	—	—
VD Kahla (2)	—	8 299	3 651	—	11 950	—	—
BE Klingenberg	4 793	2 804	—	—	7 597	601	3 877
E Oberholster	—	1 640	814	—	2 454	—	—
M Radebe (2)	1 766	8 650	—	—	10 416	2 045	—
CF Rademan	—	2 804	2 884	7 104	12 792	5 292	—
SJ Schoeman	—	2 830	—	—	2 830	—	—
GJ Strauss (1)	—	35 162	5 092	2 466	42 720	26 120	—
Total	8 676	83 930	26 474	10 949	130 029	40 196	3 877

(1) Awarded on appointment to the GEC, as well as two supplementary awards were granted in 2010, after an extended closed period during the Competition Commission investigation; vesting was subject to achievement of CPT’s.

(2) On appointment award upon appointment to the GEC. Vesting was subject to the achievement of CPT’s.

Non-executive directors’ remuneration for the year was as follows:

	Board	Lead director	Committee	Share incentive	Ad Hoc Special Board - Committee	Total 2014	Total 2013	Total 2012
	meeting fees	fees	fees	trustee fees	Meeting	2013	2012	2012
Non-executive directors’	R’000	R’000	R’000	R’000	R’000	R’000	R’000	R’000
MSV Gantsho (Chairman) (1)	3 004	—	128	—	—	3 132	825	703
TH Nyasulu (2)	2 000	—	—	—	—	2 000	4 520	4 226
JE Schrempp (Lead Independent Director) (3)	1 499	525	398	67	—	2 489	2 146	1 810
C Beggs	490	—	501	—	20	1 011	1 027	879
HG Dijkgraaf (3)	1 499	—	797	67	20	2 383	2 317	1 941
IN Mkhize	490	—	549	134	20	1 193	839	770
ZM Mkhize	490	—	113	—	—	603	605	245
JN Njeke	490	—	194	—	20	704	717	595
B Nqwababa (4)	286	—	113	—	20	419	—	—
PJ Robertson (3)	1 499	—	210	67	20	1 796	1 460	—
S Westwell (3)	1 499	—	466	—	20	1 985	1 725	92
Total	13 246	525	3 469	335	140	17 715	16 181	11 261

(1) Appointed as Chairman and non-executive director effective 22 November 2013.

(2) Resigned as Chairman and non-executive director effective 22 November 2013.

(3) Board and committee fees paid in US dollars.

(4) Appointed as non-executive director effective 1 December 2013.

Sasol Limited group

Notes to the financial statements

The aggregate beneficial shareholding of the directors of the company and the group executive committee and their associates (none of which have a holding greater than 1%) in the issued share capital of the company are detailed in the tables below.

	2014				2013
			Number	Total			Number	Total
	Number of shares		of share	beneficial	Number of shares		of share	beneficial
Beneficial shareholding	Direct	Indirect(1)	options(2)	shareholding	Direct	Indirect(1)	options(2)	shareholding
Executive directors
VN Fakude	1 500	—	—	1 500	1 500	—	—	1 500
KC Ramon (3)	30	41 556		41 586	21 500	41 556	—	63 056
Non-executive directors
IN Mkhize	313	18 626	—	18 939	1 313	18 626	—	19 939
TH Nyasulu (4)	—	1 450	—	1 450	—	1 450	—	1 450
Total	1 843	61 632	—	63 475	24 313	61 632	—	85 945

(1) Includes units held in the Sasol Share Savings Trust and shares held through Sasol Inzalo Public Limited.

(2) Includes share options which have vested or which vest within sixty days of 30 June.

(3) Resigned as director with effect from 9 September 2013.

(4) Resigned as director with effect from 22 November 2013

	2014				2013
			Number	Total			Number	Total
	Number of shares		of share	beneficial	Number of shares		of share	beneficial
Beneficial shareholding	Direct	Indirect(1)	options(2)	shareholding	Direct	Indirect(1)	options(2)	shareholding
GEC
AM de Ruyter (3)	5 900	—	—	5 900	5 900	—	—	5 900
BE Klingenberg	—	—	—	—	—	—	13 200	13 200
M Radebe	—	3 819	—	3 819	—	3 748	6 900	10 648
CF Rademan	—	—	—	—	350	—	—	350
GJ Strauss (4)	4 300	—	—	4 300	4 300	205	—	4 505
FR Grobler (5)	13 500	—	4 000	17 500	—	—	—	—
E Oberholster (6)	—	300	—	300	—	—	—	—
Total	23 700	4 119	4 000	31 819	10 550	3 953	20 100	34 603

(1) Includes units held in the Sasol Share Savings Trust and shares held through Sasol Inzalo Public Limited.

(2) Includes share options which have vested or which vest within sixty days of 30 June.

(3) Mr AM de Ruyter resigned from the Group with effect from 30 November 2013.

(4) Mr GJ Strauss retired from the Group with effect from 30 September 2013.

(5) Mr FR Grobler was appointed as a member of the Group Executive Committee with effect from 1 December 2013.

(6) Mr E Oberholster was appointed as a member of the Group Executive Committee with effect from 1 October 2013.

Identity of related parties with whom material transactions have occurred

Except for the group’s interests in joint ventures and associates, there are no other related parties with whom material individual transactions have taken place.

61   SUBSEQUENT EVENTS

On 31 July  2014, Sasol obtained approval from the South African Competition Commission for the disposal of its air separation unit in Sasolburg to Air Products South Africa for a purchase consideration of R475 million. As a result of this transaction, Sasol will enter into a long term supply agreement with Air Products South Africa for the site’s gaseous products requirements.

62  Interest in joint operations

At 30 June, the group’s interest in material joint operations were:

	Country of		% of equity owned
Name	incorporation	Nature of activities	2014	2013	2012
Sasol Canada	Canada	Development of shale gas reserves and production and marketing of shale gas	50	50	50
Natref	South Africa	Refining of crude oil	64	64	64

In accordance with the group’s accounting policy, the results of joint operations are accounted for on a line by line basis.  The information provided below includes intercompany transactions and balances. The information below includes Sasol’s share of the joint operations.

	Sasol Canada	Natref	Other**	2014 Total	2013 Total	2012 Total
	R m	R m	R m	R m	R m	R m
Statement of financial position
External non-current assets	11 195	2 491	1 310	14 996	16 974	14 016
property, plant and equipment	6 682	2 090	225	8 997	9 372	7 637
assets under construction	4 513	399	1 038	5 950	7 328	6 114
other non-current assets	—	2	47	49	274	265
External current assets	1 660	292	263	2 215	4 600	3 481
Intercompany current assets	4	1	58	63	74	47
Total assets	12 859	2 784	1 631	17 274	21 648	17 544
Shareholders’ equity	11 822	220	301	12 343	17 727	14 049
Long-term debt (interest bearing)	—	1 266	244	1 510	1 407	1 155
Intercompany long-term debt	—	—	935	935	62	51
Long-term provisions	367	84	—	451	330	154
Other non-current liabilities	—	485	(1)	484	436	357
Interest bearing current liabilities	—	202	3	205	136	163
Non-interest bearing current liabilities	663	455	145	1 263	1 312	1 364
Intercompany current liabilities	7	72	4	83	238	251
Total equity and liabilities	12 859	2 784	1 631	17 274	21 648	17 544
Income statement
Turnover	860	560	601	2 021	1 480	1 236
Operating (loss) / profit	(7 003)	331	62	(6 610)	(1 589)	(2 251)
Other (expenses) / income	(1)	(144)	(1)	(146)	(95)	(86)
Net (loss) / profit before tax	(7 004)	187	61	(6 756)	(1 684)	(2 337)
Taxation	—	(55)	(13)	(68)	(71)	(72)
Attributable (loss) / profit	(7 004)	132	48	(6 824)	(1 755)	(2 409)
Statement of cash flows
Cash flow from operations	279	622	98	999	725	379
Movement in working capital	(241)	139	(241)	(343)	(252)	219
Taxation paid	—	(10)	(8)	(18)	(5)	(11)
Other expenses	(2)	(145)	(51)	(198)	(143)	(133)
Cash available from operations	36	606	(202)	440	325	454
Dividends paid	—	(130)	—	(130)	(104)	(109)
Cash retained from operations	36	476	(202)	310	221	345
Cash flow from investing activities	(3 620)	(657)	(632)	(4 909)	(3 020)	(8 283)
Cash flow from financing activities	2 263	143	867	3 273	3 790	7 300
Decrease / (increase) in cash requirements	(1 321)	(38)	33	(1 326)	991	(638)

**  Includes Sasol Yihai and Central Termica de Ressano Garcia (CTRG)

At 30 June 2014, the group’s share of the total capital commitments of joint operations amounted to R3 471 million (2013 - R4 160 million; 2012 - R3 507 million).

The Sasol Canada businesses results are associated with the shale gas assets in Canada in accordance with the group’s strategy to grow Sasol’s upstream asset base. Capital commitments relating to joint operations amounted to R2 857 million (2013 - R2 807 million; 2012 - R2 177 million).

Sasol Limited group

Notes to the financial statements

63 Interest in significant operating subsidiaries

Sasol Limited is the ultimate parent of the Sasol group of companies. Our wholly owned subsidiary, Sasol Investment Company (Pty) Ltd., a company incorporated in the Republic of South Africa, holds primarily our interests in companies incorporated outside South Africa. The following table presents each of the group’s significant subsidiaries (including direct and indirect holdings), the nature of business, percentage of shares of each subsidiary owned and the country of incorporation at 30 June 2014.

There are no significant restrictions on the ability of the group’s subsidiaries to transfer funds to Sasol Limited in the form of cash dividends or repayment of loans or advances.

Name
Operating subsidiaries	Country of		% of equity owned			Investment at cost (1)
Direct	incorporation	Nature of activities	2014	2013	2012	2014	2013
Sasol Mining Holdings (Pty) Ltd	Republic of South Africa	Holding company of the group’s mining interests.	100	100	100	8 499	8 499

Sasol Synfuels (Pty) Ltd	Republic of South Africa	Production of liquid fuel components, gases chemical products and refining of tar acids.	100	100	100	676	676

Sasol Technology (Pty) Ltd	Republic of South Africa	Engineering services, research and development and technology transfer.	100	100	100	709	612

Sasol Financing (Pty) Ltd	Republic of South Africa	Management of cash resources, investment and procurement of loans (for South African operations).	100	100	100	*	*

Sasol Investment Company (Pty) Ltd	Republic of South Africa	Holding company of the group’s foreign investments (and investment in movable and immovable property).	100	100	100	37 735	35 722

Sasol Chemical Industries (Pty) Ltd	Republic of South Africa	Production and marketing of mining explosives, gases, petrochemicals, fertilisers and waxes.	100	100	100	15 574	11 544

Sasol Gas Holdings (Pty) Ltd	Republic of South Africa	Holding company for the group’s gas interests.	100	100	100	*	*

Sasol Oil (Pty) Ltd	Republic of South Africa	Marketing of fuels and lubricants.	75	75	75	378	378

Sasol New Energy Holdings (Pty) Ltd	Republic of South Africa	Developing and commercialising renewable and lower-carbon energy as well as carbon capture storage solutions.	100	100	100	1 795	1 795

* - nominal amount

(1) The cost of these investments represents the holding company’s investment in the subsidiaries, which eliminate on consolidation.

Name
Operating subsidiaries	Country of		% of equity owned
Indirect	incorporation	Nature of activities	2014	2013	2012
The Republic of Mozambique Pipeline Investment Company (Pty) Ltd *	Republic of South Africa	Owning and operating the natural gas transmission pipeline between Temane in Mozambique and Secunda in South Africa for the transportation of natural gas produced in Mozambique to markets in Mozambique and South Africa.	50	50	50

Sasol Chemicals Europe Limited	United Kingdom	Marketing and distribution of chemical products.	100	100	100

Sasol Chemicals Pacific Limited	Hong Kong	Marketing and distribution of chemical products.	100	100	100

Sasol Chemical Holdings International (Pty) Ltd	Republic of South Africa	Investment in the Sasol Chemie group.	100	100	100

Sasol Financing International Plc	Isle of Man	Management of cash resources, investment and procurement of loans (for operations outside South Africa).	100	100	100

Sasol Gas Limited	Republic of South Africa	Marketing, distribution and transportation of pipeline gas and the maintenance and operation of pipelines used to transport gas.	100	100	100

Sasol Germany GmbH	Germany	Production, marketing and distribution of (chemical products) olefin and surfactant products.	100	100	100

Sasol Group Services (Pty) Ltd	Republic of South Africa	Supplier of functional core and shared services to the Sasol group of companies.	100	100	100

Sasol Italy SpA	Italy	Trading and transportation of oil products, petrochemicals and chemical products and their derivatives.	100	100	100

Sasol Mining (Pty) Ltd	Republic of South Africa	Coal mining activities.	90	90	90

Sasol North America Inc.	United States of America	Manufacturing of commodity and specialty chemicals.	100	100	100

Sasol Oil International Limited	Isle of Man	Buying and selling of crude oil.	100	100	100

Sasol Petroleum International (Pty) Ltd	Republic of South Africa	Exploration, appraisal, development, production, marketing and distribution of natural oil and gas, and associated products.	100	100	100

Sasol Holdings (Asia Pacific) (Pty) Ltd	Republic of South Africa	Holding company of Sasol Polymers foreign investments.	100	100	100

Sasol Synfuels International (Pty) Ltd	Republic of South Africa	Develop and implement international GTL and CTL ventures.	100	100	100

Sasol Wax International Aktiengesellschaft	Germany	Holding company of the Sasol Wax (outside South Africa) operations.	100	100	100

Sasol Canada Holdings Limited	Canada	Exploration, development, production, marketing and distribution of natural oil and gas and associated products in Canada.	100	100	100

* Through contractual arrangements Sasol exercises control over the relevant activities of Rompco.

Non-controlling interests

The group has a number of subsidiaries with non-controlling interests, however none of them were material to the financial statements.

Sasol Limited group

64        Financial risk management and financial instruments

Introduction

The group is exposed in varying degrees to a variety of financial instrument related risks.  The group executive committee (GEC) has the overall responsibility for the establishment and oversight of the group’s risk management framework. The GEC established the risk and safety, health and environment committee, which is responsible for providing the board with the assurance that significant business risks are systematically identified, assessed and reduced to acceptable levels. A comprehensive risk management process has been developed to continuously monitor and control these risks. The Sasol group has a central treasury function that manages the financial risks relating to the group’s operations. The board of Sasol Financing (the treasury company and a 100% subsidiary of Sasol Ltd), meets regularly to review and, if appropriate, approve the implementation of optimal strategies for the effective management of financial risks.  The committee reports on a regular basis to the GEC on its activities.

Capital risk management

The group’s objectives when managing capital (which includes share capital, borrowings, working capital and cash and cash equivalents) is to maintain a flexible capital structure that reduces the cost of capital to an acceptable level of risk and to safeguard the group’s ability to continue as a going concern while taking advantage of strategic opportunities in order to grow shareholder value sustainably.

The group manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain the capital structure, the group may adjust the amount of dividends paid to shareholders, return capital to shareholders, repurchase shares currently issued, issue new shares, issue new debt, issue new debt to replace existing debt with different characteristics and/or sell assets to reduce debt.

The group monitors capital utilising a number of measures, including the gearing ratio. The gearing ratio is calculated as net borrowings (total borrowings less cash) divided by shareholders’ equity. The group’s targeted gearing ratio is 20% — 40%. The gearing level takes into account the group’s substantial capital investment and susceptibility to external market factors such as crude oil prices, exchange rates and commodity chemical prices. The group’s gearing level for 2014 is (6,3)% (2013 - (1,1%); 2012 - 0,3%). The gearing ratio is expected to return to the targeted range as the capital expansion programme progresses in the medium- to long-term horizon.

Financing risk

Financing risk refers to the risk that financing of the group’s capital requirements and refinancing of existing borrowings could become more difficult or more costly in the future. This risk can be decreased by achieving the targeted gearing ratio, ensuring that maturity dates are evenly distributed over time, and that total short-term borrowings do not exceed liquidity levels.

The group’s target for long-term borrowings include an average time to maturity of at least 2 years, and an even spread of maturities.

Credit rating

To achieve and keep an efficient capital structure, the group aims to maintain a stable long-term credit rating.

Risk profile

Risk management and measurement relating to each of these risks is discussed under the headings below (subcategorised into credit risk, liquidity risk, and market risk) which entails an analysis of the types of risk exposure, the way in which such exposure is managed and quantification of the level of exposure in the statement of financial position. The group’s objective in using derivative instruments is for hedging purposes to reduce the uncertainty over future cash flows arising from foreign currency, interest rate and commodity price risk exposures.

a)  Credit risk

Credit risk, or the risk of financial loss due to counterparties not meeting their contractual obligations, is managed by the application of credit approvals, limits and monitoring procedures. Where appropriate, the group obtains security in the form of guarantees to mitigate risk. Counterparty credit limits are in place and are reviewed and approved by the respective subsidiary credit management committees. The central treasury function provides credit risk management for the group-wide exposure in respect of a diversified group of banks and other financial institutions. These are evaluated regularly for financial robustness especially in the current global economic environment. Management has evaluated treasury counterparty risk and does not expect any treasury counterparties to fail in meeting their obligations.

Trade and other receivables consist of a large number of customers spread across diverse industries and geographical areas. The exposure to credit risk is influenced by the individual characteristics, the industry and geographical area of the counterparty with whom we have transacted. Trade and other receivables are carefully monitored for impairment. An allowance for impairment of trade receivables is made where there is an identified loss event, which based on previous experience, is evidence of a reduction in the recoverability of the cash flows. Details of the credit quality of trade receivables and the associated provision for impairment is disclosed in note 14.

No single customer represents more than 10% of the group’s total turnover or more than 10% of total trade receivables for the years ended 30 June 2014, 2013 and 2012. Approximately 52% (2013 - 49%; 2012 - 50%) of the group’s total turnover is generated from sales within South Africa, while about 21% (2013 - 22%; 2012 - 23%) relates to European sales. Approximately 51% (2013 - 49%; 2012 - 48%) of the amount owing in respect of trade receivables is from counterparties in South Africa, while European receivables amount to about 24% (2013 - 26%; 2012 - 24%).

Credit risk exposure in respect of long-term receivables and trade receivables is further analysed in notes 10 and 14, respectively. The carrying value represents the maximum credit risk exposure.

The group has provided guarantees for the financial obligations of subsidiaries, joint-ventures and third parties. The outstanding guarantees at 30 June 2014 are provided in note 58.1.

b) Liquidity risk

Liquidity risk is the risk that an entity in the group will be unable to meet its obligations as they become due. The group manages liquidity risk by effectively managing its working capital, capital expenditure and cash flows, making use of a central treasury function to manage pooled business unit cash investments and borrowing requirements. Currently the group is maintaining a positive cash position, conserving the group’s cash resources through renewed focus on working capital improvement and capital reprioritisation. The group meets its financing requirements through a mixture of cash generated from its operations and, short- and long-term borrowings. Adequate banking facilities and reserve borrowing capacities are maintained. The Sasol group is in compliance with all of the financial covenants per its loan agreements, none of which is expected to present a material restriction on funding or its investment policy in the near future.  The group has sufficient undrawn borrowing facilities, which could be utilised to settle obligations.

The maturity profile of the contractual cash flows of financial instruments at 30 June were as follows:

		Contractual cash flows*	Within one year	One to five years	More than five years
	Note	Rm	Rm	Rm	Rm
2014

Financial assets

Loans and receivables
Long-term receivables	10	2 963	226	1 565	1 172
Trade receivables	14	22 637	22 637	—	—
Other receivables	15	3 839	3 839	—	—
Cash restricted for use	17	1 245	1 245	—	—
Cash	17	37 155	37 155	—	—
Investments available-for-sale
Investments in securities (1)	6	628	—	—	628
Investments held for trading
Investments in securities (1)	6	43	—	—	43
Investments held-to-maturity
Investments in securities (1)	6	205	—	—	205
Non-derivative instruments		68 715	65 102	1 565	2 048

Derivative instruments
Forward exchange contracts		14 519	13 048	1 471	—
		83 234	78 150	3 036	2 048

Financial liabilities

Non-derivative instruments
Long-term debt		(38 709)	(3 412)	(22 078)	(13 219)
Short-term debt	24	(135)	(135)	—	—
Trade payables and accrued expenses	29	(18 950)	(18 950)	—	—
Other payables	30	(904)	(904)	—	—
Bank overdraft	17	(379)	(379)	—	—
Financial guarantees (2)		(442)	(442)	—	—
Non-derivative instruments		(59 519)	(24 222)	(22 078)	(13 219)

Derivative instruments
Forward exchange contracts		(14 447)	(13 031)	(1 416)	—
Interest rate derivatives		(3)	(1)	(2)	—
Commodity derivatives		(87)	(87)	—	—
		(74 056)	(37 341)	(23 496)	(13 219)

		Contractual cash flows*	Within one year	One to five years	More than five years
	Note	Rm	Rm	Rm	Rm
2013

Financial assets

Loans and receivables
Long-term receivables	10	2 314	286	968	1 060
Trade receivables	14	23 391	23 391	—	—
Other receivables	15	1 704	1 704	—	—
Cash restricted for use	17	6 056	6 056	—	—
Cash	17	25 247	25 247	—	—
Investments available-for-sale
Investments in securities (1)	6	511	—	—	511
Investments held for trading
Investments in securities (1)	6	41	—	—	41
Investments held-to-maturity
Investments in securities (1)	6	231	—	—	231
Non-derivative instruments		59 495	56 684	968	1 843

Derivative instruments
Forward exchange contracts		18 790	15 643	3 147	—
Commodity Derivatives		14	14	—	—
		78 299	72 341	4 115	1 843

Financial liabilities

Non-derivative instruments
Long-term debt		(30 597)	(2 053)	(11 966)	(16 578)
Short-term debt	24	(257)	(257)	—	—
Trade payables and accrued expenses	29	(17 205)	(17 205)	—	—
Other payables	30	(854)	(854)	—	—
Bank overdraft	17	(748)	(748)	—	—
Financial guarantees (2)		(518)	(518)	—	—
		(50 179)	(21 635)	(11 966)	(16 578)
Derivative instruments
Forward exchange contracts		(17 216)	(14 262)	(2 954)	—
Interest rate derivatives		(4)	(3)	(1)	—
		(67 399)	(35 900)	(14 921)	(16 578)

* Where a derivative is linked to an index, the amount payable or receivable has been based on the estimated forward exchange rates at the settlement date. Foreign exchange contracts and cross currency swaps are settled on a gross basis, while all other derivatives are net settled. For gross settled derivatives, the cash outflow has been included in financial liabilities, while the cash inflow is included in financial assets.

(1) These investments has been added to our liquidity analysis as it reflects the way the business is managed.

(2) Issued financial guarantees contracts are all repayable on demand, however the likelihood of default is considered remote. Refer to note 58.

Cash flow hedges

In certain cases, the group classifies its forward foreign currency contracts hedging highly probable forecast transactions as cash flow hedges. Where this designation is documented, changes in fair value are recognised in equity until the hedged transactions occur, at which time the respective gains or losses are transferred to the income statement (or hedged item on the statement of financial position) in accordance with the group’s accounting policy.

The expected future timing of the recycling of derivatives used for hedging on the income statement at 30 June were as follows:

	Carrying value	Within one year	One to five years	More than five years
	Rm	Rm	Rm	Rm
2014
Derivative instruments - cash flow hedges
Financial assets	4	4	—	—
Financial liabilities	2	2	—	—

2013
Derivative instruments - cash flow hedges
Financial assets	33	33	—	—
Financial liabilities	1	1	—	—

c)  Market risk

Market risk is the risk arising from possible market price movements and their impact on the future cash flows of the business. The market price movements that the group is exposed to include foreign currency exchange rates, interest rates and oil and natural gas prices (commodity price risk). The group has developed policies aimed at managing the volatility inherent in these exposures which are discussed in the risks below.

1)  Foreign currency risk

The group’s transactions are predominantly entered into in the respective functional currency of the individual operations.  However, the group’s operations utilise various foreign currencies on sales, purchases and borrowings and consequently, are exposed to exchange rate fluctuations that have an impact on cash flows and financing activities.  These operations are exposed to foreign currency risk in connection with contracted payments in currencies not in their individual functional currency.  The translation of foreign operations to the presentation currency of the group is not taken into account when considering foreign currency risk.  Foreign currency risks are managed through the group’s financing policies and the selective use of forward exchange contracts, cross currency swaps and cross currency options.

Changes in the foreign exchange rates also affect the group’s income in connection with the translation of the income statements of foreign subsidiaries in South African Rand.  Sasol does not hedge such exposure.  The translation exposures arising from income statements of foreign subsidiaries are included in the analysis mentioned below.

Our group executive committee (GEC) sets broad guidelines in terms of tenor and hedge cover ratios specifically to assess large forward cover amounts for long periods into the future, which have the potential to materially affect our financial position. These guidelines and our hedging policy are reviewed from time to time. This hedging strategy enables us to better predict cash flows and thus manage our working capital and debt more effectively. It is noted that we do not hedge foreign currency receipts.

The following significant exchange rates were applied during the year:

	Average rate		Closing rate
	2014	2013	2014	2013
Rand / Euro	14,10	11,46	14,57	12,85
Rand / US dollar	10,39	8,85	10,64	9,88
Rand / Pound sterling	16,91	13,88	18,20	15,03

The table below shows the currency exposure where entities within the group have monetary assets or liabilities that are denominated in a currency that is not the functional currency of the group. The amounts have been presented in rand by converting the foreign currency amount at the closing rate at the reporting date.

	2014
	Total	Euro	US dollar	Pound sterling	Rand	Other
	Rm	Rm	Rm	Rm	Rm	Rm

Long-term receivables	1 543	—	1 375	—	—	168
Trade receivables	3 202	593	2 477	81	—	51
Other receivables	300	112	118	10	—	60
Cash restricted for use	255	—	82	2	—	171
Cash	19 396	3 030	15 519	167	275	405
Exposure on external asset balances	24 696	3 735	19 571	260	275	855
Forward exchange contracts	(240)	(5)	(233)	—		(2)
Net exposure on assets	24 456	3 730	19 338	260	275	853

Long-term debt	(11 205)	(393)	(10 622)	—	—	(190)
Trade payables and accrued expenses	(3 110)	(303)	(2 163)	(543)	—	(101)
Other payables	(447)	(1)	(321)	(75)	(1)	(49)
Bank overdraft	(126)	—	(126)	—	—	—
Exposure on external liability balances	(14 888)	(697)	(13 232)	(618)	(1)	(340)
Forward exchange contracts	6 642	469	6 165	8		—
Net exposure on liabilities	(8 246)	(228)	(7 067)	(610)	(1)	(340)
Exposure on external balances	16 210	3 502	12 271	(350)	274	513
Net exposure on balances between group companies	6 615	5 945	1 560	125	(505)	(510)

Total net exposure	22 825	9 447	13 831	(225)	(231)	3

	2013
	Total	Euro	US dollar	Pound sterling	Rand	Other
	Rm	Rm	Rm	Rm	Rm	Rm

Long-term receivables	941	—	731	—	—	210
Trade receivables	4 634	635	3 340	76	22	561
Other receivables	137	—	98	9	—	30
Cash restricted for use	3 418	806	1 435	—	—	1 177
Cash	11 620	3 135	7 775	166	263	281
Exposure on external asset balances	20 750	4 576	13 379	251	285	2 259
Forward exchange contracts	(4 342)	(46)	(4 236)	(60)	—	—
Net exposure on assets	16 408	4 530	9 143	191	285	2 259

Long-term debt	(10 226)	(210)	(9 851)	—	—	(165)
Trade payables and accrued expenses	(1 774)	(319)	(1 274)	(38)	(26)	(117)
Other payables	(420)	(3)	(223)	(46)	(13)	(135)
Bank overdraft	(59)	—	(58)	—	—	(1)
Exposure on external liability balances	(12 479)	(532)	(11 406)	(84)	(39)	(418)
Forward exchange contracts	12 724	386	12 116	121	—	101
Net exposure on liabilities	245	(146)	710	37	(39)	(317)
Exposure on external balances	16 163	4 676	8 433	154	324	2 576
Net exposure on balances between group companies	1 657	2 775	(1 178)	223	(381)	218

Total net exposure	17 820	7 451	7 255	377	(57)	2 794

Sensitivity analysis

The following sensitivity analysis is provided to show the foreign currency exposure of the group at the end of the reporting period. This analysis is prepared based on the statement of financial position balances, that exist at year end, for which there is currency risk.  The expected effect on the income statement and equity is calculated based on the net balance sheet exposure at the end of the reporting period, after taking into account forward exchange contracts which exist at that point. This sensitivity represents the exposure of the group at a point in time, based only on recognised balances for which currency risk has been identified.

A 10% change in the group’s exposure to foreign currency at 30 June would have increased / (decreased) either the equity or the profit by the amounts below before the effect of tax. This analysis assumes that all other variables, in particular, interest rates, remain constant, and has been performed on the same basis for 2013.

	2014		2013
	Equity	Income statement	Equity	Income statement
	Rm	Rm	Rm	Rm
Euro	945	945	745	745
US Dollar	1 383	1 383	726	726
Pound Sterling	(23)	(23)	38	38
Rand	(23)	(23)	(6)	(6)
Other currencies	—	—	279	279

A 10% movement in the opposite direction in the group’s exposure to foreign currency would have an equal and opposite effect to the amounts disclosed above.

The majority of these balances will also be exposed to a change in the rand, as compared to the various currencies used in the group.

The translation of these balances into the presentation currency of the group will have an effect on equity, and the sensitivity analysis of this exposure is presented below.

A 10% strengthening of the rand on the group’s exposure to foreign currency risk at 30 June would have increased / (decreased) either equity or profit of the group by the amounts below before the effect of tax. This analysis assumes that all other variables, in particular, interest rates, and cross currency foreign exchange rates remain constant. The same basis has been used for 2013.

	2014		2013
	Equity	Income statement	Equity	Income statement
	Rm	Rm	Rm	Rm
Euro	350	7	468	51
US dollar	1 227	(134)	843	48
Pound sterling	(35)	37	15	11
Rand	27	—	32	—
Other currencies	51	906	258	1 806

A 10 percent weakening in the rand against the above currencies at 30 June would have the equal but opposite effect to the amounts shown, on the basis that all other variables remain constant.

Forward exchange contracts and cross currency swaps

All forward exchange contracts are supported by underlying commitments or transactions, including those which have not been contracted for.

The fair value (losses) / gains calculated below were determined by recalculating the daily forward rates for each currency using a forward rate interpolator model. The net market value of all forward exchange contracts at year end is calculated by comparing the forward exchange contracted rates to the equivalent year end market foreign exchange rates. The present value of these net market values are then calculated using the appropriate currency specific discount curve.

The following forward exchange contracts and cross currency swaps were held at 30 June:

	Contract foreign currency amount	Contract amount - Rand equivalent	Average rate of exchange	Fair value (losses) / gains	Contract foreign currency amount	Contract amount - Rand equivalent	Average rate of exchange	Fair value (losses) / gains
	2014	2014	2014	2014	2013	2013	2013	2013
	million	Rm	(calculated)	Rm	million	Rm	(calculated)	Rm

FORWARD EXCHANGE CONTRACTS

Transactions including commitments which have been contracted for

Derivative instruments - cash flow hedges

Imports - capital
Euro	27	400	14,78	(6)	7	82	11,71	5
US dollar	1	9	10,73	—	1	7	7,00	—
Pound sterling	—	1	18,16	—	—	3	—	—
		410		(6)		92		5

Imports - goods
Euro	1	9	14,72	—	—	—	—	—
US dollar	1	10	10,92	—	29	278	9,59	4
		19		—		278		4

Exports
US dollar	2	23	10,57	—	—	—	—	—
		23		—		—		—

Other payables (liabilities)
Euro	2	25	14,57	—	—	—	—	—
US dollar	—	1	10,75	—	—	—	—	—
		26		—		—		—

Other receivables (assets)
Euro	—	5	14,57	—	—	—	—	—
		5		—		—		—

Derivative instruments - held for trading

Imports - capital
Euro	2	21	12,97	2	6	84	14,00	(1)
US dollar	—	4	10,69	—	2	22	11,00	2
		25		2		106		1

Imports - goods
Euro	1	14	13,89	—	15	195	13,00	1
US dollar	115	1 230	10,73	(10)	241	2 429	10,08	(47)
Pound sterling	—	—	—	—	7	101	14,43	—
Other currencies - US dollar equivalent	—	—	—	—	1	6	6,00	—
		1 244		(10)		2 731		(46)

Exports
Euro	—	—	—	—	3	34	11,33	—
US dollar	7	77	10,62	(1)	84	830	9,88	(2)
Pound sterling	—	—	—	—	4	61	15,25	—
Other currencies - US dollar equivalent	—	2	9,92	—	10	95	9,50	—
		79		(1)		1 020		(2)

Other payables (liabilities)
Euro	1	6	8,47	2	2	29	14,50	(1)
US dollar	463	5 324	11,51	(301)	953	8 942	9,38	705
Pound sterling	—	6	15,87	1	1	17	17,00	—
		5 336		(298)		8 988		704

Other receivables (assets)
Euro	—	—	—	—	1	17	17,00	5
US dollar	12	133	10,67	—	42	411	9,79	(8)
Pound sterling	—	1	—	1	—	1	—	1
Other currencies - US dollar equivalent	—	37	—	36	—	35	—	33
		171		37		464		31

	Contract foreign currency amount	Contract amount - Rand equivalent	Average rate of exchange	Fair value (losses)/gains	Contract foreign currency amount	Contract amount - Rand equivalent	Average rate of exchange	Fair value (losses) / gains
	2014	2014	2014	2014	2013	2013	2013	2013
	million	Rm	(calculated)	Rm	million	Rm	(calculated)	Rm

FORWARD EXCHANGE CONTRACTS

Transactions including commitments which have not been contracted for

Derivative instruments - cash flow hedges

Imports
Euro	16	239	14,94	1	20	255	12,75	12
US dollar	11	111	10,09	2	22	210	9,55	13
Pound sterling	—	1	—	—	—	1	—	—
		351		3		466		25

Derivative instruments - held for trading

Imports
Euro	7	100	14,29	—	16	213	13,31	2
US dollar	88	942	10,70	(6)	15	141	9,40	8
Pound sterling	—	—	—	—	1	9	9,00	—
Other currencies - US dollar equivalent	—	—	—	—	1	9	9,00	—
		1 042		(6)		372		10

Exports
US dollar	—	1	—	—	302	2 930	9,70	(66)
		1		—		2 930		(66)

Other payables (liabilities)
Euro	5	74	14,80	—	3	33	11,00	1
US dollar	195	2 095	10,74	(10)	11	117	10,64	1
Pound Sterling	20	367	18,35	11	7	99	14,14	4
Other currencies - US dollar equivalent	852	8 442	9,91	350	908	7 509	10,50	902
		10 978		351		7 758		908

The maturity profile of contract amounts of forward exchange contracts and cross currency swaps at 30 June were as follows:

	Contract amount	Within one year	One to two years
	Rm	Rm	Rm
2014

FORWARD EXCHANGE CONTRACTS

Transactions including commitments which have been contracted for

Imports - capital
Euro	421	356	65
US dollar	13	13	—
Pound sterling	1	1	—
	435	370	65
Imports - goods
Euro	23	23	—
US dollar	1 240	1 240	—
	1 263	1 263	—
Exports
US dollar	100	100	—
Other currencies - US dollar equivalent	2	2	—
	102	102	—
Other payables (liabilities)
Euro	31	14	17
US dollar	5 325	5 325	—
Pound sterling	6	6	—
	5 362	5 345	17
Other receivables (assets)
Euro	5	5	—
US dollar	133	133	—
Pound sterling	1	1	—
Other currencies - US dollar equivalent	37	35	2
	176	174	2

Transactions including commitments which have not been contracted for

Imports
Euro	339	327	12
US dollar	1 053	1 052	1
Pound sterling	1	1	—
	1 393	1 380	13
Other payables (liabilities)
Euro	74	73	1
US dollar	2 095	2 095	—
Pound sterling	367	367	—
Other currencies - US dollar equivalent	8 442	7 123	1 319
	10 978	9 658	1 320

Exports
US dollar	1	1	—
	1	1	—

	Contract amount	Within one year	One to two years
	Rm	Rm	Rm
2013

FORWARD EXCHANGE CONTRACTS

Transactions including commitments which have been contracted for

Imports - capital
Euro	166	166	—
US dollar	29	29	—
Pound sterling	3	3	—
	198	198	—
Imports - goods
Euro	195	195	—
US dollar	2 707	2 707	—
Pound sterling	101	101	—
Other currencies - US dollar equivalent	6	6	—
	3 009	3 009	—

Exports
Euro	34	34	—
US dollar	830	830	—
Pound sterling	61	61	—
Other currencies - US dollar equivalent	95	95	—
	1 020	1 020	—

Other payables (liabilities)
Euro	29	29	—
US dollar	8 942	8 941	1
Pound sterling	17	17	—
Other currencies - US dollar equivalent	—	—	—
	8 988	8 987	1

Other receivables (assets)
Euro	17	17	—
US dollar	411	411	—
Pound sterling	1	1	—
Other currencies - US dollar equivalent	35	14	21
	464	443	21

Transactions including commitments which have not been contracted for

Imports
Euro	468	464	4
US dollar	351	315	36
Pound sterling	10	10	—
Other currencies - US dollar equivalent	9	9	—
	838	798	40

Other payables (liabilities)
Euro	33	30	3
US dollar	117	104	13
Pound sterling	99	62	37
Other currencies - US dollar equivalent	7 508	4 648	2 860
	7 757	4 844	2 913

Exports
US dollar	2 930	2 930	—
	2 930	2 930	—

2)  Interest rate risk

Fluctuations in interest rates impact on the value of short-term investments and financing activities, giving rise to interest rate risk. The group has significant exposure to interest rate risk due to the volatility in South African, European and US interest rates.

The group’s policy is to borrow funds at floating rates of interest as this is considered to give somewhat of a natural hedge against commodity price movements, given the correlation with economic growth (and industrial activity) which in turn shows a high correlation with commodity price fluctuation. In certain circumstances, the group uses interest rate swap contracts to manage its exposure to interest rate movements.

The debt of the group is structured on a combination of floating and fixed interest rates. The benefits of fixing or capping interest rates on the group’s various financing activities are considered on a case-by-case and project-by-project basis, taking the specific and overall risk profile into consideration. For further details on long-term debt refer note 18 and note 10 for long-term receivables.

In respect of financial assets, the group’s policy is to invest cash at floating rates of interest and cash reserves are to be maintained in short-term investments (less than one year) in order to maintain liquidity, while achieving a satisfactory return for shareholders.

At the reporting date, the interest rate profile of the group’s interest-bearing financial instruments was:

Carrying value
	2014	2013
	Rm	Rm

Variable rate instruments
Financial assets	38 466	31 090
Financial liabilities	(10 805)	(8 654)
	27 661	22 436

Fixed rate instruments
Financial assets	1 350	434
Financial liabilities	(15 025)	(14 209)
	(13 675)	(13 775)

Interest profile (variable: fixed rate as a percentage of total interest bearing instruments)	75:25	73:27

Cash flow sensitivity for variable rate instruments

Financial instruments affected by interest rate risk include borrowings, deposits, derivative financial instruments, trade receivables and trade payables. A change of one percent in the  prevailing interest rate in that region at the reporting date would have increased /(decreased) the income statement by the amounts shown below before the effect of tax. The sensitivity analysis has been prepared on the basis that all other variables, in particular foreign currency rates, remain constant and has been performed on the same basis for 2013.

	Income statement - 1% increase
	South Africa	Europe	USA	Other
	Rm	Rm	Rm	Rm

30 June 2014	(29)	(26)	(148)	(109)
30 June 2013	(42)	(26)	(86)	(106)

	Income statement - 1% decrease
	South Africa	Europe*	USA*	Other*
	Rm	Rm	Rm	Rm

30 June 2014	29	—	—	—
30 June 2013	42	—	—	—

A one percent decrease in these interest rates at 30 June would have the equal but opposite effect for Rand exposure.

*A decrease of 1% in interest rates for the United States of America and Europe will not have an effect on the income statement as it is not reasonably possible that the repo interest rates will decrease below 0%.

The following interest rate derivative contracts were in place at 30 June:

	Contract amount - Rand equivalent	Average fixed rate		Fair value losses	Contract amount - Rand equivalent	Average fixed rate		Fair value losses
	2014	2014	Expiry	2014	2013	2013	Expiry	2013
	Rm	%	2014	Rm	Rm	%	2013	Rm

INTEREST RATE DERIVATIVES

Derivative instruments - held for trading

Pay fixed rate receive floating rate
Euro	98	2	25/05/2016	(3)	108	2	25/05/2016	(4)

	98			(3)	108			(4)

The maturity profile of gross contract amounts of interest rate derivatives at 30 June were as follows:

	Contract amount	Within one year	One to two years	Two to three years
	Rm	Rm	Rm	Rm

INTEREST RATE DERIVATIVES

2014

Derivative instruments - held for trading

Pay fixed rate receive floating rate
Euro	98	25	24	49
	98	25	24	49

2013

Derivative instruments - cash flow hedges

Pay fixed rate receive floating rate
Euro	108	22	22	64
	108	22	22	64

3)  Commodity price risk

The group makes use of derivative instruments, including commodity swaps, options and futures contracts of short duration as a means of mitigating price and timing risks on crude oil purchases and sales. In effecting these transactions, the business units concerned operate within procedures and policies designed to ensure that risks, including those relating to the default of counterparties, are minimised.

In 2011, the group entered into a zero cost collar for approximately 30% of Sasol Synfuels’ production and 30% of Sasol Petroleum International’s West African output for the final quarter of 2011. The zero cost collar expired on 15 June 2011. The hedge provided downside protection should the monthly average dated Brent crude oil price have decreased below US$85 per barrel on the hedged portion of production. Conversely, Sasol will have incurred opportunity losses on the hedged portion of production should the monthly average oil price have exceeded a volume weighted average of US$172,77 per barrel. Together with the group’s other risk mitigation initiatives, such as cost containment, cash conservation and capital prioritisation, the group’s hedging strategy is considered in conjunction with these initiatives. The situation is monitored regularly to assess the appropriateness of oil price hedging to improve the stability and predictability of cash flows as part of Sasol’s risk management activities. For the 2012, 2013 and 2014 financial years, Sasol did not hedge as in the past as we did not consider there to have been value in the zero cost collars available in the market at this time. The situation is monitored regularly to assess when a suitable time might be to enter into an appropriate hedge again in the future

Dated Brent Crude prices applied during the year:

	Dated Brent Crude
	2014	2013
	US$	US$
High	117,13	119,03
Average	109,40	108,66
Low	103,19	95,51

The following commodity derivative contracts were in place at 30 June:

	Contract amount	Within one year	Contract amount	Within one year
	2014	2014	2013	2013
	Rm	Rm	Rm	Rm
COMMODITY DERIVATIVES

Futures
Crude oil	(87)	(87)	14	14

Sensitivity analysis

We continue to remain more cautious on the short-term outlook and believe that we could see prices stabilising in the medium-term. Our view is that in the next five years, crude oil prices will settle around US$109,00/b, however, in the longer term, we expect the crude oil price to increase. For forecasting purposes, we estimate that for every US$1/b increase in the annual average crude oil price, group operating profit and equity accounted earnings for the year will increase by approximately US$70 million (R746 million) during 2015. This estimate is off a base of US$105,50/b crude oil price and a rand/US dollar exchange rate of R10,60. It should be noted that in the volatile environment that we are currently experiencing, these sensitivities could be materially different depending on the crude oil price, exchange rates, product prices and volumes.

A 10 percent increase of the commodity prices at 30 June would have increased the fair value of commodity derivatives recognised in other operating costs in the income statement by the amounts shown below, before the effect of tax.  This analysis assumes that all other variables remain constant and should not be considered predictive of future performances. The calculation has been performed on the same basis for 2013.

	2014	2013
	Rm	Rm

Crude oil	(9)	1

A 10 percent decrease in the commodity prices at 30 June would have the equal but opposite effect on the fair value amounts shown above, on the basis that all other variables remain constant.

Sasol Limited group

65          Financial Instruments

The following table summarises the group’s classification of financial instruments.

		Carrying Value							Fair Value
		At Fair Value through profit and loss		Available for sale	Amortised cost	Held-to- maturity		Loans and receivables	Total
	Notes	Rm		Rm	Rm	Rm		Rm	Rm
2014
Financial Assets
Investments in securities - measured at fair value	6	—		628	—	—		—	628
Investments in securities - measured at cost**	6	43	**	—	—	205	**	—	—	**
Long term receivables	10	—		—	—	—		2 963	2 963
Financial assets (derivatives)	11/16	433		—	—	—		—	433
Trade receivables	14	—		—	—	—		22 637	22 637	*
Other receivables	15	—		—	—	—		3 839	3 839	*
Cash and cash equivalents	17	—		—	38 021	—		—	38 021	*

Financial Liabilities
Long term debt	18	—		—	25 921	—		—	26 531
Short term debt	24	—		—	135	—		—	135	*
Financial Liabilities (derivatives)	19/25	463		—	—	—		—	463
Trade payables and accrued expenses	29	—		—	18 950	—		—	18 950	*
Other payables	30	—		—	904	—		—	904	*

		Carrying Value							Fair Value
		At Fair Value through profit and loss		Available for sale	Amortised cost	Held-to- maturity		Loans and receivables	Total
	Notes	Rm		Rm	Rm	Rm		Rm	Rm
2013
Financial Assets
Investments in securities - measured at fair value	6	—		511	—	—		—	511
Investments in securities - measured at cost**	6	41	**	—	—	231	**	—	—	**
Long term receivables	10	—		—	—	—		2 314	2 314
Financial Assets (derivatives)	11/16	1 777		—	—	—		—	1 777
Trade receivables	14	—		—	—	—		23 391	23 391	*
Other receivables	15	—		—	—	—		1 704	1 704	*
Cash and cash equivalents	17	—		—	30 555	—		—	30 555	*

Financial Liabilities
Long term debt	18	—		—	22 648	—		—	22 266
Short term debt	24	—		—	257	—		—	257	*
Financial Liabilities (derivatives)	19/25	209		—	—	—		—	209
Trade payables and accrued expenses	29	—		—	17 205	—		—	17 205	*
Other payables	30	—		—	854	—		—	854	*

* The fair value of these instruments approximates their carrying value, due to their short term nature.

** These investments are held in equity instruments which do not have quoted prices, as they are not listed on an exchange. Fair value therefore cannot be measured reliably. As a result, these instruments are held at cost.

The fair value of financial instruments reflects the amount that could be obtained to sell an asset or the amount that would be paid to transfer a liability in an orderly transaction between market participants.

The fair value of both long term and short term financial assets is calculated with reference to market inputs, including exchange rates and commodity prices.

Fair Value

Valuation techniques and assumptions utilised for the purpose of calculating fair value

The group does not hold any financial instruments traded in an active market, except for the investment in listed equity instruments.

Fair value is determined using  valuation techniques as outlined below. Where possible, inputs are based on quoted prices and other market determined variables.

Fair Value hierarchy

The following table is provided representing the assets and liabilities measured at fair value at reporting date, or for which fair value is disclosed at reporting date.

The calculation of fair value requires various inputs into the valuation methodologies used.

The source of the inputs used affects the reliability and accuracy of the valuations. Significant inputs have been classified into the hierarchical levels in line with IFRS 13, as shown below.

There have been no transfers between levels in the current year. Transfers between levels are considered to have occurred at the date of the event or change in circumstances.

Level 1	Quoted prices in active markets for identical assets or liabilities
Level 2	Inputs other than quoted prices that are observable for the asset or liability (directly or indirectly).
Level 3	Inputs for the asset or liability that are unobservable.

Financial instrument	Fair Value 30 June 2014	Valuation method	Significant inputs	Fair Value hierarchy of inputs

Financial Assets
Investments in securities - measured at fair value	628	Fair value	Quoted market price for the same or similar instruments.	Level 1
Investments in securities - measured at cost**	**	**		**
Long term receivables	2 963	Discounted cash flow	Market related interest rates.	Level 3
Financial assets (derivatives)	433	Forward rate interpolator model, appropriate currency specific discount curve.	Forward exchange contracted rates, market foreign exchange rates, forward contract rates, market commodity prices.	Level 1
Trade receivables	22 637	*	*	Level 3*
Other receivables	3 960	*	*	Level 3*
Cash and cash equivalents	38 021	*	*	Level 1*

Financial Liabilities
Long term debt	25 921	Discounted cash flow	Quoted market price for the same or similar instruments or on the current rates available for debt with the same maturity profile and with similar cash flows.	Level 3
Short term debt	135	*	*	Level 3*
Financial liabilities (derivatives)	463	Forward rate interpolator model, appropriate currency specific discount curve.	Forward exchange contracted rates, market foreign exchange rates, forward contract rates, market commodity prices.	Level 1
Trade payables	22 327	*	*	Level 3*
Other payables	5 306	*	*	Level 3*

* The fair value of these instruments approximates their carrying value, due to their short term nature.

** These investments are held in equity instruments which do not have quoted prices, as they are not listed on an exchange. Fair value therefore cannot be measured reliably. As a result, these instruments are held at cost.